UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of August 2007

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250
Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

FIAT 2007 FIRST-HALF REPORT

SIGNATURES

First-Half Report
At June 30, 2007

Second Quarter 2007

Contents

Board of Directors and Control Bodies
1	Operating and Financial Highlights of the Fiat Group
2	Overview
4	Operating Performance of the Group
9	Operating Performance by Business
20	Consolidated Statement of Cash Flows
21	Balance Sheet of the Group at June 30, 2007
23	Industrial Activities and Financial Services Activities: Performance in the second quarter and first half of 2007
33	Fiat Group – Interim Consolidated Financial Statements and Notes at June 30, 2007
34	-	Consolidated Income Statement
35	-	Consolidated Balance Sheet
36	-	Consolidated Statement of Cash Flows
37	-	Statement of Changes in Stockholders’ Equity
38	-	Consolidated Statement of Recognised Income and Expense at June 30, 2007
39	-	Consolidated Income Statement pursuant to Consob Resolution No. 15519 of July 27, 2006
40	-	Consolidated Balance Sheet pursuant to Consob Resolution No. 15519 of July 27, 2006
41	-	Consolidated Statement of Cash Flows pursuant to Consob Resolution No. 15519 of July 27, 2006
42	-	Notes to the Consolidated Financial Statements
69	Significant Events Occurring since the End of the Period and Business Outlook
71	Appendix – The Companies of the Fiat Group at June 30, 2007
87	Fiat S.p.A. – Financial Review and Interim Financial Statements at June 30, 2007
88	-	Financial Review of Fiat S.p.A.
91	-	Income Statement
92	-	Balance Sheet
93	-	Statement of Cash Flows
94	-	Statement of Changes in Stockholders’ Equity
95	-	Income Statement pursuant to Consob Resolution No. 15519 of July 27, 2006
96	-	Balance Sheet pursuant to Consob Resolution No. 15519 of July 27, 2006
97	Auditors’ Report on the Interim Financial Statements

This Report has been translated into English from the original version in Italian.
In case of doubt, the Italian version shall prevail.
__________________________________________________________________________________

Date of issue: July 24, 2007
This Report is available on the Internet at the address:
www.fiatgroup.com

FIAT S.P.A.
Registered Office: Via Nizza 250, Turin
Paid-in capital: 6,377,262,975 euros
Entered in the Turin Company Register – Fiscal Code: 00469580013

Board of Directors and Control Bodies

Board of Directors	Board of Statutory Auditors
Chairman
Luca Cordero di Montezemolo (4)

Vice Chairman
John Elkann (1) (4)

Chief Executive Officer
Sergio Marchionne (4)

Directors
Andrea Agnelli
Roland Berger (3) (4)
Tiberto Brandolini d’Adda
Renè Carron (*)
Luca Garavoglia (1) (3)
Gian Maria Gros-Pietro (1) (2)
Hermann-Josef Lamberti (**)
Virgilio Marrone
Vittorio Mincato (2)
Pasquale Pistorio (4)
Carlo Sant’Albano
Ratan Tata
Mario Zibetti (2) (3)

Secretary of the Board
Franzo Grande Stevens

Statutory Auditors Carlo Pasteris – Chairman Giuseppe Camosci Cesare Ferrero Alternate Auditors Giorgio Giorgi Piero Locatelli Roberto Lonzar
External Auditors Deloitte & Touche S.p.A.

(*)  Co-opted on July 24, 2007
(**) Resigned on July 24, 2007

(1)  Member of the Nominating and Corporate Governance Committee
(2)  Member of the Internal Control Committee
(3)  Member of the Compensation Committee
(4)  Member of the Strategic Committee

Operating Highlights of the Fiat Group

1st Half			2nd Quarter
2007	2006	(in millions of euros)	2007	2006
28,855	26,164	Net revenues	15,179	13,608
1,541	982	Trading profit	946	659
1,541	982	Operating result	946	659
1,449	774	Income before taxes	875	542
1,003	481	Net income for the period	627	330
951	418	Net result attributable to equity holders of the Parent	593	280
		(in euros)
0.740	0.277	Basic earnings per ordinary share (1)	0.472	0.168
0.740	0.310	Basic earnings per preference share (1)	0.430	0.201
0.895	1.052	Basic earnings per savings share (1)	0.472	0.943
0.739	0.277	Diluted earnings per ordinary share (1)	0.472	0.168
0.735	0.310	Diluted earnings per preference share (1)	0.427	0.201
0.890	1.052	Diluted earnings per savings share (1)	0.469	0.943
(1)  See Note 12 of the Interim Consolidated Financial Statements of this First-half Report for further information on the determination of basic earnings per share and diluted earnings per share.

Financial Highlights of the Fiat Group
(in millions of euros)	At 06.30.2007	At 12.31.2006
Total assets	60,781	58,303
Net debt	12,155	11,836
- of which: Net industrial debt	873	1,773
Stockholders’ equity before minority interest	10,587	10,036
Group interest in stockholders’ equity	9,939	9,362

Employees at period-end (number)	180,031	172,012

Overview

Highlights of the Group’s performance in the second quarter of 2007

The Fiat Group had revenues of 15,179 million euros in the second quarter of 2007, up 11.5% from the same period in 2006. The improvement was mostly attributable to the positive contributions of Iveco (+25.2%), the Automobiles businesses (+12.3%) and CNH-Case New Holland (+8.5%; +16.3% in US dollar terms), as a result of higher sales volumes.

In the second quarter of 2007, trading profit totalled 946 million euros (6.2% of revenues), a sharp increase (+287 million euros) from the trading profit of 659 million euros (4.8% of revenues) reported in the second quarter of 2006. A significant contribution came from the Automobiles businesses, with Fiat Group Automobiles more than doubling its trading profit to 193 million euros (2.8% of revenues), Iveco, whose trading profit increased by 61 million euros to 224 million euros (7.8% of revenues), and the Agricultural and Construction Equipment businesses, whose trading profit rose by 75 million euros to 348 million euros (10.6% of revenues).

In the second quarter of 2007, Fiat Group operating result was positive by 946 million euros, equal to trading profit, with unusual items netting out to nil.

Result before taxes was positive by 875 million euros, compared with income before taxes of 542 million euros in the second quarter of 2006. The improvement of 333 million euros is due in the main to the increase of 287 million euros in operating result as well as to lower net financial expenses of 52 million euros, which include gains of 69 million euros arising from stock-option related equity swaps partly offset by costs of 43 million euros in connection with accelerated redemption of a CNH 9.25% fixed rate bond originally repayable in 2011.

Net result for the period was 627 million euros in the second quarter of 2007, up 297 million euros compared with 330 million euros in the second quarter of 2006.

Highlights of the Group’s performance in the first half of 2007

In the first half of 2007, the Fiat Group had revenues of 28,855 million euros, up 10.3% from the corresponding period of 2006, with very positive contributions coming from Iveco (+22.7%), the Automobiles businesses (+11.7%) and CNH-Case New Holland (+5.2%; +13.7% in US dollar terms).

In the first half of 2007, the Group had trading profit of 1,541 million euros (5.3% of revenues), a sharp improvement (+559 million euros) from the trading profit of 982 million euros (3.8% of revenues) reported in the first six months of 2006. This improvement reflects, among other things, significant improvements at Fiat Group Automobiles, whose trading profit grew by 240 million euros to 385 million euros (2.9% of revenues), Iveco, up by 141 million euros to 374 million euros (7% of revenues) and the Agricultural and Construction Equipment businesses, whose trading profit increased by 127 million euros to 537 million euros (9% of revenues).

Operating result was positive by 1,541 million euros in the first half of 2007, equal to trading profit, with unusual items netting out to nil.

Result before taxes was positive by 1,449 million euros, compared with income before taxes of 774 million euros in the first half of 2006. The 675 million euro improvement is due to the increase of 559 million euros in operating result, as well as to lower net financial expenses of 130 million euros, which include the positive effect, totalling 160 million euros (32 million euros in the first half of 2006) arising from stock-option related equity swaps, partly offset by the mentioned 43 million euro costs in connection with CNH.

Net result for the period was positive by 1,003 million euros in the first half of 2007, up by 522 million euros compared with 481 million euros in the first six months of 2006.

Net industrial debt, totalling 873 million euros, decreased by 900 million euros during the first half of 2007, mainly reflecting positive net industrial cash flow of 1.4 billion euros, which was partially offset by dividends paid and share buy-backs of more than 0.5 billion euros. At the end of the first half of 2007, the Group net industrial debt to stockholders’ equity ratio was 0.082 (0.18 at December 31, 2006).

The Group’s cash position at June 30, 2007 was 7.4 billion euros compared with approximately 8 billion euros at December 31, 2006.

Outlook for 2007

The Group’s first half results are fully in line with its 2007 targets and provide a solid base to pursue the growth and margin expansion path set out in the 2007-2010 industrial plan.

In particular, the Group confirms that it expects to reach the upper end of all the 2007 target ranges announced last November. The Group now expects:

▪  Consolidated trading profit of approximately 2.7 billion euros (approximately 5% trading margin);
▪  net income between 1.6 and 1.8 billion euros;
▪  earnings per share between 1.25 and 1.40 euros.

In addition, strong industrial cash flow generation in the first half of the year enables the Group to move its year-end net industrial debt target to approximately 600 million euros (excluding the impact of additional share buy-backs).

The Group will continue to implement its strategy of targeted alliances, in order to optimise capital commitments and reduce risks.

Operating Performance of the Group

1st Half			2nd Quarter
2007	2006	(in millions of euros)	2007	2006
28,855	26,164	Net revenues	15,179	13,608
1,541	982	Trading profit	946	659
1,541	982	Operating result	946	659
1,449	774	Income before taxes	875	542
1,003	481	Net result for the period	627	330

Effective January 1, 2007 the activities which were previously part of the Services Sector were transferred to Fiat Services S.p.A., a company included among Holding companies and Other companies. Fiat Services S.p.A. and its subsidiaries outside of Italy provide administrative and professional services to Fiat Group Companies. In accordance with IAS 14 – Segment Reporting, effective January 1, the Services Sector is no longer represented and the relevant figures for 2006 have consequently been reclassified. Fiat Services activities are organised in three service units: Transactional Processes (Finance and Payroll), Information and Communication Technology Services and Customs Services.

On February 1, 2007 Fiat Auto changed its name into “Fiat Group Automobiles S.p.A.”.

Operating performance of the Fiat Group in the second quarter of 2007

Net revenues

	2nd Quarter
(in millions of euros)	2007	2006	% change
Automobiles (Fiat Group Automobiles, Maserati, Ferrari)	7,357	6,552	12.3
Agricultural and Construction Equipment (CNH-Case New Holland)	3,269	3,014	8.5
Trucks and Commercial Vehicles (Iveco)	2,861	2,286	25.2
Components and Production Systems (FPT, Magneti Marelli, Teksid, Comau)	3,464	3,230	7.2
Other Businesses (Publishing and Communications, Holding companies and Other companies)	352	390	-9.7
Eliminations	(2,124)	(1,864)	-
Total for the Group	15,179	13,608	11.5

In the second quarter of 2007, the Group had net revenues of 15,179 million euros, posting an increase of 11.5% from the second quarter of 2006. The main drives of this growth were the very positive contribution of Iveco and the Automobiles businesses as well as the good performance of the other industrial businesses.

With revenues of 7,357 million euros, the Automobiles businesses grew by 12.3% from the second quarter of 2006. All the Sectors contributed to this improvement: higher sales volumes at Fiat Group Automobiles drove Sector’s revenues to 6,782 million euros, up 12.1% from the second quarter of 2006; revenues increased by 8.7% at Ferrari and 19.6% at Maserati.

In the second quarter of 2007, Agricultural and Construction Equipment (CNH) had revenues of 3,269 million euros (+8.5% from the second quarter of 2006). In US dollar terms, revenues increased by 16.3% as a result of increased volumes of higher horsepower tractors and combine harvesters and higher sales of construction equipment outside North America, where volumes declined due to an unfavourable market trend.

With revenues of 2,861 million euros, Iveco confirmed its particularly positive trend and posted an increase of 25.2% with respect to the second quarter of 2006, due to a sharp rise in sales volumes and higher pricing.

In the second quarter of 2007, the Components and Production Systems businesses had aggregate revenues of 3,464 million euros; the 7.2% increase from the corresponding period of 2006 reflects diverging performances across the various Sectors. Revenues increased by 15.8% at FPT Powertrain Technologies and by 11.2% at Magneti Marelli (+10.7% on a comparable scope of operations). Teksid’s revenues decreased by 31.2%, largely due to the sale at the beginning of March 2007 of Meridian Technologies, a company operating in the Magnesium business (-2.7% on a comparable scope of operations); Comau recorded a decline of 11.3%, as it was impacted by the industry’s structural decline.

Trading profit
	2nd Quarter
(in millions of euros)	2007	2006	Change
Automobiles (Fiat Group Automobiles, Maserati, Ferrari)	264	134	130
Agricultural and Construction Equipment (CNH-Case New Holland)	348	273	75
Trucks and Commercial Vehicles (Iveco)	224	163	61
Components and Production Systems (FPT, Magneti Marelli, Teksid, Comau)	146	105	41
Other Businesses (Publishing and Communications, Holding companies and Other companies) and Eliminations	(36)	(16)	-20
Total for the Group	946	659	287
Trading margin (%)	6.2	4.8

In the second quarter of 2007, the Group had a trading profit of 946 million euros, an increase of 287 million euros from the 659 million euro trading profit of the same period of 2006. A significant contribution came from the Automobiles businesses, with Fiat Group Automobiles delivering a trading profit of 193 million euros (+105 million euros), CNH up by 75 million euros (+27.5%) to 348 million euros and Iveco up by 61 million euros (+37.4%) to 224 million euros. Positive performances were also posted by the Components and Production Systems businesses, which reported an aggregate increase of 41 million euros, reflecting improved results at FPT Powertrain Technologies, Magneti Marelli, as well as Comau, where the first positive effects of the restructuring plan have begun to be visible; the decrease at Teksid is attributable to the change in the scope of consolidation.

Operating result
Operating result was positive by 946 million euros in the second quarter of 2007; the improvement of 287 million euros with respect to the operating income of 659 million euros in the second quarter of 2006 reflects higher trading profit.

Net gains on the disposal of investments amounted to 8 million euros in the second quarter of 2007 and included gains realised upon the sale of an interest held in the associated company Servizio Titoli S.p.A. (5 million euros) and the sale of a branch of business of Comau in France (4 million euros). The 6 million euros reported in the same period of 2006 included 9 million euros from the sale of the residual stake held in IPI.

In the second quarter of 2007, restructuring costs totalled 7 million euros and related to Comau. In the second quarter of 2006 restructuring costs totalled 5 million euros.

In the April-June 2007 period, other unusual income (expenses) consisted of net expenses of one million euros (in line with the value of said item in the second quarter of 2006) which included costs of 6 million euros incurred in connection with the reorganisation and rationalisation of the Group’s suppliers and other non recurring income of 5 million euros arising from the favourable settlement of certain contractual claims regarding the sale of businesses carried out in prior years.

Net result
Net financial expenses totalled 111 million euros in the second quarter of 2007, compared with net expenses of 163 million euros in the corresponding period of 2006. The improvement (+52 million euros) mainly reflects the lower net industrial debt of the Group and financial income of 69 million euros arising from the equity swap agreements on Fiat shares entered into to hedge stock option plans (expenses of 1 million euros in the second quarter of 2006), partially offset by a cost of 43 million euros recognised in the quarter relating to the early redemption of a CNH 9.25% fixed rate bond originally repayable in 2011.

The financial component of costs for pension plans and other employee benefits totalled 35 million euros in the second quarter of 2007, compared with 41 million euros in the same period of 2006.

The result from investments for the second quarter of 2007 consisted of a profit of 40 million euros, down 6 million euros over the second quarter of 2006.

Income before taxes totalled 875 millions euros in the second quarter of 2007, against income of 542 million euros in the same period a year ago. The 333 million euro improvement is due to the increase of 287 million euros in operating result, and lower net financial expenses for 52 million euros, while investment income declined by 6 million euros.

Income taxes totalled 248 millions euros in the second quarter of 2007, 46 million euros of which for IRAP and 3 million euros for prior-year taxes. The tax charge (excluding IRAP) for the period, amounting to 199 million euros, increased with respect to the same period of 2006 due to improved results, mainly of companies outside of Italy. In the second quarter of 2006 income taxes amounted to 212 million euros, 39 million euros of which for IRAP.

Net result was 627 million euros in the second quarter of 2007, against income of 330 million euros in the same period of 2006.

Net result attributable to equity holders of the Parent was positive by 593 million euros in the second quarter of 2007, against income of 280 million euros in the same period of 2006.

Operating Performance of the Fiat Group in the first half of 2007

Net revenues

			1st Half
(in millions of euros)	2007	2006	% change
Automobiles (Fiat Group Automobiles, Maserati, Ferrari)	14,181	12,691	11.7
Agricultural and Construction Equipment (CNH-Case New Holland)	5,960	5,666	5.2
Trucks and Commercial Vehicles (Iveco)	5,348	4,357	22.7
Components and Production Systems (FPT, Magneti Marelli, Teksid, Comau)	6,708	6,434	4.3
Other Businesses (Publishing and Communications, Holding companies and Other companies)	685	748	-8.4
Eliminations	(4,027)	(3,732)	-
Total for the Group	28,855	26,164	10.3

The Fiat Group had net revenues of 28,855 million euros in the first half of 2007, an increase of 10.3% from the corresponding period of 2006. All the main industrial businesses contributed to this improvement, with Iveco, whose sales increased strongly, and the Automobiles businesses standing out for their particularly good performances.

The Automobiles businesses had revenues of 14,181 million euros for an increase of 11.7% with respect to the first six months of 2006. All Sectors contributed to this good performance: higher sales volumes drove Fiat Group Automobiles revenues to 13,084 million euros, up 11.2% from the first half of 2006; revenues increased by 13.9% at Ferrari and by 27.9% at Maserati.

Agricultural and Construction Equipment (CNH) had revenues of 5,960 million euros in the first half of 2007 (+5.2% from the corresponding period of 2006). In US dollar terms, revenues increased by 13.7% mainly due to increased sales of higher horse-powered tractors and combine harvesters and higher sales prices.

In the first half of 2007, Iveco had revenues of 5,348 million euros, an increase of 22.7% from the corresponding period of 2006, attributable to significantly higher sales volumes and improved pricing.

In the first six months of 2007, the Components and Production Systems businesses had revenues of 6,708 million euros, up 4.3% from the first half of 2006. Revenues increased at FPT Powertrain Technologies (+12%) and at Magneti Marelli (+6.8%; +9% on a comparable scope of operations), while they decreased by 24.8% at Teksid, mainly due to the sale at the beginning of March 2007 of Meridian Technologies (-6.7% on a comparable scope of operations). Comau’s revenues also decreased (-17.8%) due to the difficult market context.

Trading profit

	1st Half
(in millions of euros)	2007	2006	Change
Automobiles (Fiat Group Automobiles, Maserati, Ferrari)	486	183	303
Agricultural and Construction Equipment (CNH-Case New Holland)	537	410	127
Trucks and Commercial Vehicles (Iveco)	374	233	141
Components and Production Systems (FPT, Magneti Marelli, Teksid, Comau)	229	187	42
Other Businesses (Publishing and Communications, Holding companies and Other companies) and Eliminations	(85)	(31)	-54
Total for the Group	1,541	982	559
Trading margin (%)	5.3	3.8

In the first half of 2007, trading profit amounted to 1,541 million euros, an increase of 559 million euros from the 982 million euros reported in the corresponding period of 2006. Continued growth at the Automobiles businesses reflects a 240 million euro increase in the trading profit of Fiat Group Automobiles (it should be noted that this Sector’s trading profit included a one-off gain net of one-off costs of approximately 40 million euros recorded in the first quarter of 2007). A significant contribution also came from Iveco, whose trading profit improved by 141 million euros (+60.5%) to 374 million euros, and CNH, whose trading profit was up 127 million euros (+31%) to 537 million euros. The Components and Production Systems businesses posted an aggregate improvement of 42 million euros as a result of higher trading profit at FPT Powertrain Technologies, Magneti Marelli and Teksid, while Comau had a trading loss of 25 million euros (trading loss of 21 million euros in the first half of 2006).

Operating result
Operating result was positive by 1,541 million euros in the first half of 2007. The 559 million euro improvement from the 982 million euros reported in the first half of 2006 reflects higher trading profit.

Net gains on the disposal of investments amounted to 52 million euros in the first half of 2007 (8 million euros in the first six months of 2006) and included, in addition to gains reported for the quarter, the gain of 42 million euros realised upon final disposal of Ingest Facility. With regard to the sale of Meridian Technologies, which was finalised in the first months of 2007, a net loss of 29 million euros was recognised in the Consolidated Financial Statements at December 31, 2006.

In the first half of 2007, restructuring costs totalled 22 million euros and related primarily to Comau. In the first six months of last year, restructuring costs totalled 8 million euros and related mainly to CNH.

Other unusual income (expenses) for the first half of 2007 consisted of net expenses of 30 million euros, largely related to the reorganisation and rationalisation of the Group’s suppliers. In the first half of 2006 this item had a net balance of zero.

Net result
Net financial expenses totalled 168 million euros in the first half of 2007, compared with net expenses of 298 million euros in the corresponding period of 2006. The 130 million euro improvement from the previous year mainly reflects lower net industrial debt of the Group and financial income of 160 million euros arising from the equity swap agreements on Fiat shares entered into to hedge stock option plans (32 million euros in the first half of 2006). Conversely, expenses of 43 million euros reported for the quarter had a negative impact. The financial component of costs for pension plans and other employee benefits totalled 78 million euros in the first half of 2007, compared with 81 million euros in the corresponding period of 2006.

The result from investments for the first half of 2007 consisted of a profit of 76 million euros, down 14 million euros from the first half of 2006 (profit of 90 million euros), which included the release to income of a provision of 15 million euros for which the risk, originally made in connection with an investment in China, no longer subsisted.

Income before taxes totalled 1,449 million euros in the first half of 2007, against income of 774 million euros in the corresponding period of the previous year. The improvement of 675 million euros is due to the increase of 559 million euros in operating result, and to lower net financial expenses for 130 million euros, while investment income decline by 14 million euros.

Income taxes totalled 446 million euros in the first half of 2007, 90 million euros of which for IRAP and 6 million euros for prior-period taxes. The tax charge (excluding IRAP) for the period, amounting to 350 million euros, increased with respect to the same period of 2006 due to improved results, mainly of companies outside of Italy. In the first half of 2006 income taxes amounted to 293 million euros, 77 million euros of which for IRAP.

Net result was 1,003 million euros in the first six months of 2007, against income of 481 million euros in the corresponding period of 2006.

Net result attributable to equity holders of the Parent was positive by 951 million euros in the first half of 2007, against income of 418 million euros in the first half of 2006.

Operating Performance by Business

Automobiles

Net revenues
	1st Half			2nd Quarter
2007	2006	% change	(in millions of euros)	2007	2006	% change
13,084	11,768	11.2	Fiat Group Automobiles	6,782	6,050	12.1
344	269	27.9	Maserati	177	148	19.6
804	706	13.9	Ferrari	423	389	8.7
(51)	(52)	-	Eliminations	(25)	(35)	-
14,181	12,691	11.7	Total	7,357	6,552	12.3

Trading profit
1st Half				2nd Quarter
2007	2006	Change	(in millions of euros)	2007	2006	Change
385	145	240	Fiat Group Automobiles	193	88	105
-	(26)	26	Maserati	1	(7)	8
101	64	37	Ferrari	70	53	17
486	183	303	Total	264	134	130
3.4	1.4		Trading margin (%)	3.6	2.0

Fiat Group Automobiles
Fiat Group Automobiles closed the second quarter of 2007 with revenues of 6,782 million euros, an increase of 12.1% over the second quarter of 2006. The success of Sector’s new models continued to drive the increase in sales. Higher volumes were recorded both in Europe and South America.

Effective January 1, 2007, the European Financial Services activities (financing to the sales network and renting) sold to Fiat Group Automobiles Financial Services (FAFS), the 50-50 joint venture established at the end of December 2006 by Fiat Group Automobiles and Crédit Agricole, are no longer consolidated on a line-by-line basis but are accounted for using the equity method. Detailed information on the transactions connected with the establishment of FAFS was provided in the Fiat Group Consolidated Financial Statements at December 31, 2006. On a comparable scope of operations, Sector revenues would have increased by 14.6%.

In the second quarter of 2007, the automobile market in Western Europe decreased by 1.4% from the second quarter of 2006. This performance reflects a sharp decline in demand in Germany (-8.4%), connected with accelerated purchasing of automobiles in the closing months of 2006 before the German VAT rate increased at the beginning of 2007, as well as decreases in France (-3.7%) and Spain (-2.4%). Among leading European countries, increases were recorded in Italy (+8.7%), where the market increased as a result of incentives for car scrapping, and Great Britain (+1.1%).

Outside Western Europe, the markets where the Sector operates were particularly buoyant: demand for automobiles increased by 25.6% in Poland; registrations in Brazil were up sharply posting an increase of 33.6% from the second quarter of last year.

The Western European market for light commercial vehicles rose by 5.6% over the second quarter of 2006, with increases in all the principal countries.

In the second quarter of 2007 Fiat Group Automobiles delivered a total of approximately 578,700 units, 12.2% more than in the corresponding period of 2006. A total of approximately 360,600 units were delivered in Western Europe, for an increase of 3.8%. The performance of the Sector’s models was outstanding: Fiat Panda was the best-selling car in Europe in the A segment and the Punto was one of the most requested cars of its segment. The Fiat Bravo, the new C segment car, has now joined these models. As for sales performance by country, Sector deliveries in Italy rose by 3%; sales increased significantly in Spain (+26.8%), France (+7.8%) and Great Britain (+7.8%), in certain cases in sharp contrast with market weakness. Germany represented the sole exception where Sector deliveries declined by 9.5% in the face of extremely negative demand. The market shares of Fiat Group Automobiles continued to improve: its share of the automobile market reached 31.5% in Italy, up 0.9 percentage points over the second quarter of 2006; at the European level, its market share stood at 8.2% for an increase of 0.6 percentage points.

In Brazil the Sector took full advantage of the positive trend in demand and continued to improve its performance: deliveries increased by 35.6% with respect to the second quarter of 2006, and its share of the automobile market rose by 0.9 percentage points to 25.9%. In Poland, deliveries also increased significantly (+37.1%) and the Sector’s market share stood at 10.4% (-0.6 percentage points with respect to the second quarter of 2006).

With regard to light commercial vehicles, a total of 102,000 units were delivered, for an increase of 16.3% from the corresponding quarter of 2006. The Ducato and the New Scudo were the Sector’s best selling vehicles: the latter was marketed in January 2007 and is performing well as transport vehicle for both goods and passengers. In Western Europe deliveries totalled 66,000 units, an increase of 10.3%. Market share of light commercial vehicles stood at 43% in Italy, down 4.7 percentage points with respect to the second quarter 2006, which had benefited from significant fleet contracts which come up for renewal every four years, and at 12.8% (+0.3 percentage points) in Western Europe.

Fiat Group Automobiles had a trading profit of 193 million euros in the second quarter of 2007, a significant improvement from the 88 million euros reported in the second quarter of 2006.  The increase is mainly attributable to higher volumes, a more favourable product mix following the introduction of new models and more efficient absorption of fixed production costs, net of higher marketing costs for the introduction of new models and increased network development costs. Furthermore, trading profit was impacted by the effects of strikes involving an important supplier.

In the first half of 2007 Fiat Group Automobiles had revenues of 13,084 million euros, an 11.2% increase over the first six months of 2006 reflecting higher sales volumes. On a comparable scope of operations, revenues increased by 13.5%.

Total deliveries in the first six months of 2007 amounted to 1,119,850, an increase of 11.9% over the corresponding period of 2006. In particular, in Western Europe the Sector’s deliveries increased by 5.2% to 716,200 units, notwithstanding a soft automobile market. Demand declined by 1.1% overall, with deliveries declining in Germany (-9.1%), France (-2.6%) and Spain (-1.6%), only partially offset by increases in Italy (+6.5%) and Great Britain (+2%).

Sector’s deliveries increased in Italy by 5.6%, in Spain by 23.3%, in France by 10.3% and in Great Britain by 8%, while the only reduction was recorded in Germany (-6.9%).  In the first half of 2007, Fiat Group Automobiles share of the automobiles market in Italy reached 31.7%, from 30.6% in the first six months of 2006. The positive trend was confirmed in Western Europe too, where the overall market share stood at 8.4%, for an increase of 0.6 percentage points.

Sustained also by positive market trends, deliveries were up strongly in Brazil, where volumes increased by 30.6%, and in Poland, with a 19.1% increase.

A total of 196,200 light commercial vehicles were delivered in the first six months of 2007, an increase of 21.8% from the first half of 2006. 125,400 units were delivered in Western Europe (+15.3%), where the Sector’s market share reached 11.7% (+0.4 percentage points).

Fiat Group Automobiles had a trading profit of 385 million euros in the first half of 2007, a sharp improvement (+240 million euros) from the 145 million euros reported in the first six months of 2006. The reasons for this increase are the same as those provided for the quarter, to which should be added the impact of approximately 40 million euros arising from a non recurring gain (net of non recurring expenses) recorded in the first quarter of 2007 and net of increased research and development spending borne in connection with the renewal of the product portfolio.

Noteworthy events that occurred during the first half include the launch at the end of January of the Fiat Bravo, a model that plays a key role in the brand’s product line up renewal effort and thanks to which the Sector aims at conquering a significant share of the medium car segment, the most important in Europe. It is the first model equipped with the innovative Blue&Me Nav navigation system, developed thanks to the cooperation between Fiat Group Automobiles and Microsoft.  Especially appreciated for its design, safety equipment and engine performance, Fiat Bravo received 55,000 orders from its launch to the end of June.

In March 2007, the Grande Punto Abarth Preview was presented at the Geneva Motor Show. This car marks the return of the legendary Abarth brand. The street model is flanked by the Grande Punto Abarth S2000 that will take part in the Italian Rally Championship and the International Rally Challenge. The Lancia brand presented the New Ypsilon MomoDesign, that is sold from June and is the first car with the new Lancia logo.

In April, Fiat Professional, the new brand of the Sector’s light commercial vehicles, enriched its products range in the passenger vehicles field with the introduction of the Panorama version of the Scudo.

In May, the Fiat Linea was presented in Istanbul. Fiat Linea is manufactured in the Bursa plant in Turkey and marketed in non-European countries and in some European countries.

In mid-June the Fiat brand introduced a new version of the Grande Punto equipped with the innovative 1.4 T-jet 120 hp gasoline engine, which produces approximately 10% less CO2 emission than comparable engines in its range.

The launch of the new Fiat 500 which took place on July 4, 2007 in Turin marked the return of the car that is an icon of the Sector and that represents the starting point for the Fiat of the future. Most of the 2007 production was sold out after its introduction in the Italian and French markets, and the Group is examining ways to boost production in the short term.

Maserati
Maserati had revenues of 177 million euros in the second quarter of 2007, up 19.6% over the corresponding period of 2006. The sharp increase was mainly attributable to the excellent performance of the new Quattroporte Automatica, which is enjoying success in the various markets where Maserati operates.

During the quarter, Maserati delivered 1,863 cars to the dealer network, an increase of 9.4% from the 1,703 units delivered in the second quarter of 2006. As stated above, sales volumes of the Quattroporte models grew significantly within the context of a luxury sedan market that contracted, while sales of the Coupé fell sharply in anticipation of the introduction of the new GranTurismo.

In the second quarter of 2007, for the first time since it was acquired by Fiat in 1993, Maserati reported a turnaround in performance and delivered a trading profit of 1 million euros, a sharp improvement from the 7 million euro trading loss reported in the corresponding quarter of last year, attributable to higher volumes and major cost efficiency gains.

In the first half of 2007, the Sector had revenues of 344 million euros, up 27.9% over the first half of 2006, once again driven by the excellent performance of the Quattroporte Automatica.

During the period, a total of 3,704 units were delivered to the dealer network, for an increase of 22% from the first half of 2006.

Maserati’s trading profit reached break-even during the first half of 2007, a significant improvement with respect to the trading loss of 26 million euros of the first six months of 2006. This improvement is attributable to the same reasons illustrated for the quarter.

The order backlog at the end of June 2007 amounted to 1,979 cars, 1,442 of which were Maserati GranTurismo, the new car presented at the Geneva Motor Show in March 2007 and expected to reach markets at the end of July 2007.

Ferrari
Ferrari recorded revenues of 423 million euros in the second quarter of 2007, an increase of 8.7% from the second quarter of 2006 mainly due to sales of the 599 GTB Fiorano model and of the coupé, spider and challenge versions of the F430 model.

Deliveries to the dealer network reached 1,651 units, 11.3% more than in the second quarter of 2006. A total of 1,740 units were delivered to end customers, an increase of 9% over the second quarter of 2006.

Ferrari closed the second quarter of 2007 with a trading profit of 70 million euros, an improvement of 17 million euros with respect to the trading profit of 53 million euros recorded in the corresponding period of 2006. This positive performance is mainly attributable to an increase in sales volumes and cost efficiency gains.

In the first half of 2007, Ferrari recorded revenues of 804 million euros, up 13.9% from the first half of 2006, mainly due to higher sales of the same models indicated for the quarter.

During the period, deliveries to the dealer network amounted to 3,247 units, an increase of 18% over the first six months of 2006. Deliveries to end customers totalled 3,364 units, up 14% from the same period a year ago.

Ferrari closed the first half of 2007 with a trading profit of 101 million euros, a sharp increase from the 64 million euro trading profit reported in the first six months of 2006. The reasons for this improvement are the same than those analysed for the quarter.

Agricultural and Construction Equipment
1st Half			2nd Quarter
2007	2006	(in millions of euros)	2007	2006
5,960	5,666	Net revenues	3,269	3,014
5.2		% change	8.5
537	410	Trading profit	348	273
127		Change	75
9.0	7.2	Trading margin (%)	10.6	9.1

In the second quarter of 2007, CNH-Case New Holland had revenues of 3,269 million euros. The change (+8.5%) over the second quarter of 2006 was negatively influenced by the translation impact of the dollar/euro exchange rate: in US dollar terms, revenues increased by 16.3%. The improvement was due to an increase in sales of higher horsepower tractors and combines in the agricultural segment and of construction equipment outside of North America, where demand for these products declined.

The global market for agricultural equipment increased by approximately 4% over the second quarter of 2006. Demand rose by 1% in North America due to higher sales of both tractors and combine harvesters. In Latin America, the market increased significantly, for both combine harvesters and tractors. In Western Europe, the market decreased for tractors while it was up for combine harvesters. In the Rest of the World countries, the market increased overall, with a strong demand for combine harvesters. With regard to deliveries of CNH-Case New Holland to its dealer network, in the second quarter of 2007 tractor volumes increased by 13% with respect to the second quarter of 2006. The improvement would be higher (+17%) if only 40+ horsepower range tractors (which represent the core segment for CNH) are considered. Deliveries of combine harvesters to the network increased by 37% over the same quarter of 2006. This significant improvement was driven by good performances in all regions, outperforming the demand growth rate.  The Case IH and New Holland brands increased their market shares for both tractors and combine harvesters.

In the second quarter of 2007, the global construction equipment market grew by 10% with respect to the second quarter of 2006.  Demand for both heavy and light equipment grew significantly in all the main geographic regions except North America where it declined by 14%. In the second quarter of 2007, CNH-Case New Holland deliveries to the network were essentially flat with respect to the second quarter of 2006. The decline in sales volumes in North America was offset by good performances in all the other geographic regions.

CNH-Case New Holland closed the second quarter of 2007 with a trading profit of 348 million euros, an increase of 75 million euros from the 273 million euros reported in the second quarter of 2006.  The increase in volume, a more favourable mix and lower warranty costs connected with improved product quality more than offset the increase in raw material costs.

In the first half of 2007 CNH-Case New Holland revenues totalled 5,960 million euros, up 5.2% from the same period a year earlier. The change from the first half of 2006 was negatively influenced by the translation impact of the dollar/euro exchange rate; in U.S. dollar terms, revenues increased by 13.7% mainly due to an increase in sales of higher horsepower tractors and combine harvesters and improved pricing.

The global market for agricultural equipment increased by 3% in the first half of 2007, with positive performances for both tractors and combine harvesters and high growth rates in Latin America. CNH deliveries of tractors to its dealer network rose by 4% from the first half of 2006, with deliveries of 40+ horsepower range tractors increasing by 8%. Sales volumes of combine harvesters rose by 26% reflecting positive performances across all geographic regions. In the construction equipment segment, within the context of a market that grew (+12%) at the global level, but contracted significantly in North America, CNH deliveries to the network were in line with the first half of 2006: the decrease in North America was offset by positive performances in other areas.

In the first half of 2007 CNH had a trading profit of 537 million euros, significantly higher that the trading profit of 410 million euros reported in the first six months of 2006. Increased volumes, a more favourable product mix, higher prices in both segments and reduced warranty costs as a result of improved product quality amply offset higher raw material costs.

CNH continued to enrich its product offer by introducing new models focused on the differentiation between four distinct global brands.

New Holland Agricultural Equipment launched the important T6000 Series and T7000 Series Tractors (100 to 213 hp range) and T5600 Series tractor in the domestic Chinese market. Case IH started deliveries of the new Puma Series tractors and the new Axial-Flow 7010 combine harvester.

New Holland Construction launched its new B-series crawler excavators, telehandlers, skid steer loaders and mini excavators. Case Construction launched its new M Series backhoe loaders and E Series wheel loaders.

Trucks and Commercial Vehicles
1st Half			2nd Quarter
2007	2006	(in millions of euros)	2007	2006
5,348	4,357	Net revenues	2,861	2,286
22.7		% change	25.2
374	233	Trading profit	224	163
141		Change	61
7.0	5.3	Trading margin (%)	7.8	7.1

In the second quarter of 2007, Iveco had revenues of 2,861 million euros, a sharp increase of 25.2% from the corresponding period of 2006, attributable to significantly higher sales volumes and improved pricing.

Western European demand for commercial vehicles (curb weight> 2.8 tons) increased overall by 6.4% compared with the second quarter of 2006. The increase was driven by the growth (+14.4%) in the light vehicle segment, while the medium and heavy segment markets posted declines of 14.4% and 10.3% respectively over the second quarter of 2006, which was characterized by a high number of pre-registrations prior to the introduction of the digital tachograph on these vehicles and the phase-out of production of Euro 3-compliant engines. Demand rose in all the principal European countries, with the exception of the British market, which contracted by 3.9%. Significant increases were recorded in Spain (+13.7%), France (+7%), Italy (+7.9%) and Germany (+4.6%). Demand for buses in the five most important Western European markets fell by 2.3% with respect to the second quarter of 2006.

Iveco delivered a total of 56,600 vehicles in the second quarter of 2007, 3,700 of which sold with buy back commitments, posting an increase of 19.1% over the corresponding period of 2006. In Western Europe, a total of 41,100 vehicles were delivered for a 12.4% improvement, significantly outperforming the market. The Sector recorded remarkable improvements in the principal European countries, especially in the light and heavy vehicles segments, with increases in Germany (+24.2), Spain (+16.5%), France (+9.2%) and Italy (+6.8%). As regards the main geographic areas outside Western Europe where the Sector operates, sales volumes increased significantly in Eastern Europe (+67%) and Latin America (+45%).

Iveco’s market share in Western Europe stood at 10.5%, a slight decrease (-0.4 percentage points) with respect to the second quarter of 2006. It was negatively impacted by a decline in the light vehicle segment (-0.5 percentage points), partly attributable to increased demand for vans, which was also satisfied by the offer available of car-derived vehicles.  This decline was only partially offset by the improvements achieved in the market shares of medium and heavy vehicles (+2 percentage points and +0.4 percentage points, respectively). In any case, its market share increased with respect to the first quarter of this year thereby confirming its growth trend in 2007.

In the second quarter of 2007, Iveco had a trading profit of 224 million euros, a sharp improvement (+61 million euros) with respect to the 163 million euros recorded in the second quarter of 2006. The change is mainly attributable to the strong increase in sales volumes and better pricing resulting from the improvement in the competitive repositioning of its products, especially heavy vehicles.

In the first half of 2007, Iveco’s revenues totalled 5,348 million euros. The sharp increase (+22.7%) over the same period a year ago, reflects higher sales volumes and better pricing.

In the first half of 2007 Iveco delivered a total of 104,500 vehicles, including 6,900 with buy back commitments, posting an increase of 16.8% over the corresponding period of 2006. In Western Europe alone, a total of 76,800 vehicles were delivered for an 11.2% increase in sales in a positive market environment (+6.5%, with diverging performances in the various segments, as previously mentioned for the quarter). Deliveries increased sharply, especially for light and heavy vehicles, throughout the principal European markets, with the exception of Great Britain where demand declined. In the first six months of the year the Sector confirmed its high performances in the other geographic areas with an increase in deliveries of 63% in Eastern Europe and 44% in Latin America. The Sector’s market share in Western Europe (10.4%) declined slightly (-0.2 percentage points) with respect to the first six months of 2006, as the Sector’s market share decreased slightly for light vehicles (-0.1 percentage points), while it increased for medium and heavy vehicles (+0.8 percentage points and +0.4 percentage points, respectively).

In the first half of 2007, trading profit reached 374 million euros, up 141 million euros from the first half of 2006. The reasons for the sharp improvement are the same as those mentioned for the quarter.

On February 14, 2007 Iveco and Tata Motors announced the signing of a Memorandum of Understanding to analyse the feasibility of cooperation, across markets, in the area of commercial vehicles.

In March Iveco launched the new Stralis, the latest evolution of its heavy-range on-road vehicles. The Stralis, equipped with three types of Euro 5-compliant engines and with a larger and restyled cabin, is marketed in numerous versions.

In April Iveco presented the new Trakker, an off-road dump truck and construction vehicle, with two new cabin models. At the same time Iveco also launched the latest version of the Daily CNG, a natural gas powered vehicle.

In May the Citelis bus, a new vehicle for passenger transport specifically conceived for urban areas, was presented to customers and the Italian press.

In June 2007 Iveco and the industrial group Samotlor-NN, one of the major Russian bodybuilders, signed an industrial agreement that precedes the realisation of a joint venture, 51% of which will be held by Iveco, for the production in Russia of the Daily, the light commercial vehicle of the Iveco range, in particular those used for the transport of goods, minibuses and ambulances.

Components and Production Systems

Net revenues
1st Half				2nd Quarter
2007	2006	% change	(in millions of euros)	2007	2006	% change
3,551	3,170	12.0	FPT Powertrain Technologies	1,843	1,592	15.8
2,502	2,342	6.8	Components (Magneti Marelli)	1,274	1,146	11.2
391	520	-24.8	Metallurgical Products (Teksid)	179	260	-31.2
536	652	-17.8	Production Systems (Comau)	307	346	-11.3
(272)	(250)	-	Eliminations	(139)	(114)	-
6,708	6,434	4.3	Total	3,464	3,230	7.2

Trading profit
1st Half				2nd Quarter
2007	2006	Change	(in millions of euros)	2007	2006	Change
121	86	35	FPT Powertrain Technologies	77	52	25
101	92	9	Components (Magneti Marelli)	56	50	6
32	30	2	Metallurgical Products (Teksid)	12	18	-6
(25)	(21)	-4	Production Systems (Comau)	1	(15)	16
229	187	42	Total	146	105	41
3.4	2.9		Trading margin (%)	4.2	3.3

FPT Powertrain Technologies
FPT Powertrain Technologies had revenues of 1,843 million euros in the second quarter of 2007, for an increase of 15.8% over the same period in 2006. The automotive powertrain activities (Passenger & Commercial Vehicles product line) and the powertrain activities for commercial vehicles, industrial applications in agricultural and construction equipment and marine engines (Industrial & Marine product line) contributed to this result. Most of the Sector output was sold to other Group Sectors, while sales to third parties and joint ventures represented 24% of revenues of the period.

In the second quarter of 2007, the Passenger & Commercial Vehicles product line had revenues of 1,009 million euros (+15.2%), with 79% of production earmarked for Group Sectors.  During the quarter, the product line sold a total of 676,300 engines (+11.8%), and 543,200 transmissions (+24.7%).

The Industrial & Marine product line had revenues of 829 million euros in the second quarter of 2007, up 17.1% from the second quarter of 2006, mainly due to higher sales to Iveco and Sevel, the joint venture for the production of light commercial vehicles, and a higher mix of products sold to CNH-Case New Holland. A total of 134,600 engines were sold (+15.5%), principally to Iveco (45%), CNH (17%) and Sevel (26%). In addition, 32,600 transmissions (+2.8% net of a reselling activity no longer performed in 2007) and 78,300 axles (+7.6%) were sold.

In the second quarter of 2007, the Sector had a trading profit of 77 million euros, against 52 million euros in the second quarter of 2006. The increase stemmed from higher sales volumes and significant purchasing and manufacturing efficiencies.

In the first half of 2007, FPT reported revenues of 3,551 million euros (25% of which to third parties and joint ventures), for an increase of 12% over the same period a year ago.

In the first half of 2007, the Passenger & Commercial Vehicles product line posted revenues of 1,944 million euros (+10.4%), 76% of which earmarked for Group Sectors. During the period, a total of 1,310,100 engines (+8.1%) and 1,043,800 transmissions (+20.1%) were sold. With sales of 260,000 engines (+10.7%), the Industrial & Marine product line had revenues of 1,597 million euros. The 14% increase over the first half of 2006 arose from sales to all the product line’s main customers.

Trading profit for the first half of 2007 was 121 million euros, an increase from the 86 million euros of the same period a year ago attributable to higher volumes and efficiency gains.

In June 2007, the DaimlerChrysler Truck Group and FPT Powertrain Technologies announced that they concluded a strategic cooperation agreement in the field of powertrains.  The first step of this agreement concerns the long-term supply of light-duty diesel engines (FPT F1C) to the Mitsubishi Fuso Bus & Truck Corporation. These engines will be mounted on a light commercial vehicle to be marketed in major markets, including Europe and Japan.

Magneti Marelli
In April 2007, following the acquisition of 80% of Concordia Finance S.A., Magneti Marelli reacquired control of the automotive spare parts distribution activities. The After Market Parts and Services business unit was therefore consolidated as of May 1, 2007. This business unit is active worldwide in the distribution of spare parts in the Independent After Market segment.

In the second quarter of 2007, Magneti Marelli had revenues of 1,274 million euros, an increase of 11.2% from the second quarter of last year. The impact of the mentioned change in the scope of operations was largely nullified by the sale to Fiat Group Automobiles of the activities for the final assembly of suspension systems earmarked for Fiat models, which took place in the second quarter of 2006. On a comparable basis the increase in revenues would have amounted to 10.7%, attributable to higher sales of Fiat models. Furthermore during the period all business units benefited from the sale of products for the Fiat 500. Sales to third parties also increased, especially of new applications in the Nafta area.

As regards business units, Lighting revenues increased in particular in its principal markets, Germany and the Nafta area. Sales to Fiat also increased significantly. Engine Control revenues rose in particular for the Fiat customer in Europe and Brazil; Electronic Systems revenues were impacted by lower sales to French customers, against higher sales to other third parties and Fiat that enabled revenues to be at the same levels of last year. The rise in revenues at the Suspension Systems business unit was mainly connected to higher sales to Fiat, due to the good performance of production in Poland and Brazil. The same is true for the Exhaust Systems business unit whose revenues grew as a result of increased sales to Fiat as well as higher sales to third parties in Spain.

In the second quarter of 2007 Magneti Marelli had a trading profit of 56 million euros. The 6 million euro improvement with respect to the second quarter of 2006 mainly reflected the positive impact of higher sales volumes and the streamlining of the cost base, which offset competitive price pressure and higher raw material costs.

In the first half of 2007 Magneti Marelli had revenues of 2,502 million euros, an increase of 6.8% with respect to last year. On a comparable scope of operations, the increase in revenues would have amounted to 9%, due to buoyant sales to Fiat and third parties, with a substantial contribution from high-tech products.

In the first six months of 2007, Magneti Marelli had a trading profit of 101 million euros. The 9 million euro increase from the first half of 2006 is attributable to the same reasons illustrated for the quarter.

In June 2007, Magneti Marelli and Avtopribor signed a letter of intent for the creation of a joint venture in Russia, aimed at the design, development, production and marketing of electronic instrument clusters for motor vehicles.
The agreement calls for the future company’s capital to be participated for 51% by Magneti Marelli and for 49% by Avtopribor. The closing of the transaction is expected to take place by year-end.

Teksid
At the beginning of March 2007, the sale of the interests held in Meridian Technologies Inc., which was headed by Teksid’s Magnesium Business Unit, to a consortium of investors headed by the Swiss holding company Estatia AG was finalised on receiving the necessary authorisations. Said activities were therefore deconsolidated as of that date.

In the second quarter of 2007, the Sector had revenues of 179 million euros, a decrease of 31.2% from the 260 million euros reported in the second quarter of last year. Excluding the impact of the mentioned sale, the decrease in revenues would have amounted to 2.7% and is attributable to lower sales volumes at the Cast Iron Business Unit in North America.

Teksid closed the second quarter of 2007 with a trading profit of 12 million euros, against a trading profit of 18 million euros in the corresponding quarter of 2006. Considering the fact that the Magnesium Business Unit had contributed 8 million euros to this result, on a comparable scope of operations the increase would have amounted to approximately 2 million euros, attributable to efficiency gains which more than offset higher material and energy costs.

In the first half of 2007 Teksid had revenues of 391 million euros, down 24.8% from the first six months of 2006. Excluding the impact of the mentioned change in the scope of operations, the decrease amounted to 6.7%.

Teksid’s trading profit in the first six months of 2007 was 32 million euros, with respect to 30 million euros in the first half of 2006. Excluding the positive result (11 million euros) posted by the Magnesium Business Unit in the March-June 2006 period, the improvement with respect to the first half of 2006 would have amounted to 13 million euros.

Comau
Comau had revenues of 307 million euros in the second quarter of 2007, down 11.3% from the second quarter of 2006. The decrease is due to the Body-welding operations in Europe and to the Powertrain operations, which started the year with a low order backlog. Revenues were also negatively impacted by foreign currency translation differences.

The low level of investments by carmakers negatively impacted order intake for the period, which totalled 291 million euros, down 13.9% from the second quarter of 2006.

In the second quarter of 2007, Comau had a trading profit of 1 million euros, as against a trading loss of 15 million euro in the second quarter of 2006. This improvement is attributable to the first benefits arising from a reshaping and restructuring plan launched in the second half of 2006; the effects of this process will be fully visible in 2008.

In the first half of 2007 Comau had revenues of 536 million euros, down 17.8% from the corresponding period of 2006. As for the quarter, the change is attributable to the Body-welding operations in Europe and to the Powertrain operations.

Order intake in the first half of 2007 totalled 689 million euros, a decrease of 5.6% from the first six months of 2006. Order backlog at the end of June totalled 665 million euros, up 15% from December 31, 2006, but still lower than at the end of June 2006.

Comau closed the first half of 2007 with a trading loss of 25 million euros, against a trading loss of 21 million euros in the first six months of 2006.

Other Businesses

Net revenues
1st Half				2nd Quarter
2007	2006	% change	(in millions of euros)	2007	2006	% change
205	202	1.5	Publishing and Communications (Itedi)	105	108	-2.8
480	546	-12.1	Holding companies and Other companies	247	282	-12.4
685	748	-8.4	Total	352	390	-9.7

Trading profit
1st Half				2nd Quarter
2007	2006	Change	(in millions of euros)	2007	2006	Change
6	5	1	Publishing and Communications (Itedi)	6	5	1
(91)	(36)	-55	Holding companies and Other companies and Eliminations	(42)	(21)	-21
(85)	(31)	-54	Total	(36)	(16)	-20

Itedi
In the second quarter of 2007, Itedi had revenues of 105 million euros, down 2.8% from the corresponding quarter of the previous year. Lower advertising revenues at Publikompass, mainly due to the termination of concession agreements of certain newspapers, were only partly offset by higher revenues at Editrice La Stampa, due to higher sales of additional products notwithstanding lower newspaper sales.

The Sector closed the second quarter of 2007 with a trading profit of 6 million euros, compared with 5 million euros in the corresponding period of 2006. Cost containment initiatives and higher revenues from additional items contributed to this improvement.

In the first half of 2007 Itedi had revenues of 205 million euros, an increase of 1.5% with respect to the first six months of 2006, as higher sales of additional products drove Editrice La Stampa revenues up. Trading profit rose by one million euros to 6 million euros mainly due to the same reasons mentioned for the quarter, which offset the termination of government subsidies on paper that had been present in the first half of 2006.

Holding companies and Other companies
In the second quarter of 2007, Holding companies and Other companies had revenues of 247 million euros; the decrease of 12.4% from the corresponding quarter of 2006 is connected to the sale of Ingest Facility (active in the facility management field) in the first quarter of 2007.

Holding companies and Other companies had a trading loss of 42 million euros in the second quarter of 2007 against a trading loss of 21 million euros in the second quarter of 2006 (including 11 million euro trading profit of the Services Sector). The worsening is attributable to changes in the scope of consolidation (-8 million euros), of which 3 million euros due to the sale of B.U.C. – Banca Unione di Credito in the third quarter of 2006 and 5 million euros for the sale of certain activities which were previously part of the Services Sector.

In the first half of 2007, revenues of Holding companies and Other companies declined by 12.1% to 480 million euros. Trading loss came to 91 million euros in the first half of 2007 from 36 million euros in the first six months of 2006 (which included a profit of 15 million euros of the Services Sector). The change of 55 million euros is attributable to lower volumes of activity for the “Treno Alta Velocità” (TAV) contract (in the first quarter of 2006 there had still been significant income from the Turin-Novara line, which was completed in that period) for 8 million euros and to the change in the scope of consolidation for 13 million euros, 8 million euros of which arose from the sale of B.U.C.-Banca Unione di Credito. To these effects must also be added non-cash costs of 22 million euros recognised in accordance with IFRS in connection with the stock option plan on Fiat shares approved by the Board of Directors at the end of 2006 subject to the approval by stockholders in general meeting; this approval was given in April 2007.

Consolidated Statement of Cash Flows

The consolidated statement of cash flows is presented as a component of the Interim Consolidated Financial Statements. A condensed version thereof as well as comments are provided below.

(in millions of euros)		1st Half 2007	1st Half 2006
A)	Cash and cash equivalents at beginning of period as reported	7,736	6,417
	Cash and cash equivalents included as Assets held for sale	5	-
B)	Cash and cash equivalents at beginning of period	7,741	6,417
C)	Cash flows from (used in) operating activities during the period	2,289	1,926
D)	Cash flows from (used in) investment activities	(2,145)	(1,438)
E)	Cash flows from (used in) financing activities	(728)	(460)
	Translation exchange differences	56	(128)
F)	Total change in cash and cash equivalents	(528)	(100)
G)	Cash and cash equivalents at end of period	7,213	6,317
	of which: cash and cash equivalents included as Assets held for sale	36	191
H)	Cash and cash equivalents at end of period as reported	7,177	6,126

During the first half of 2007, cash flows from operating activities totalled 2,289 million euros.

Income cash flow, that is net income plus amortisation and depreciation, dividends, changes in provisions and items related to sales with buy-back commitments, net of Gains/losses and other non-monetary items, amounted to 1,953 million euros, to which the cash generated by the decrease in working capital must be added which, when calculated on a comparable consolidation and exchange rate basis, amounted to 336 million euros.

Cash flows used in investment activities totalled 2,145 million euros. Net of the decrease in securities held as current assets (38 million euros), which mainly represent a temporary investment of funds, investment activities used a total of 2,183 million euros.

Investments in tangible assets (including investments in vehicles for long-term renting operations for 140 million euros) and intangible assets (including capitalised development costs for 400 million euros) totalled 1,428 million euros.
In the first half of 2007 proceeds from the sale of non-current assets totalled 278 million euros and relate mostly to the sales of Meridian Technologies Inc. (Metallurgical Products Sector) and Ingest Facility (included in the Services Sector until the end of 2006), the receipt of extended term payments as part of the sale of 51% of FAFS which took place at the end of 2006, as well as the proceeds from the sales of vehicles as part of the long-term renting operations.

The increase in receivables from financing activities (881 million euros) is mainly attributable to growth in financing extended by the financial services companies of CNH-Case New Holland, partly offset by the decrease in financing activities of the financial services companies of Fiat Group Automobiles that were not conveyed to Fiat Auto Financial Services at the end of 2006 and by the decrease in other financial receivables.

Cash flows used in financing activities totalled 728 million euros mainly due to the payment of dividends (308 million euros) as well as the purchase of treasury stock as part of the Treasury Stock Purchase Programme approved by the Stockholders Meeting held in April 2007 and aimed at servicing stock option plans and the investment of liquidity, for 214 million euros net of sales resulting from the exercise of stock options.

Balance Sheet of the Group at June 30, 2007

At June 30, 2007, Total Assets amounted to 60,781 million euros, an increase of 2,478 million euros from 58,303 million euros at December 31, 2006.

At the end of the period, Total Assets included assets reclassified under “Assets held for sale” for 256 million euros, mainly relating to the Production Systems Sector and Fiat Group Automobiles (activities destined to be conveyed to the joint venture with Tata Motors in India).

In the first six months of 2007, Non-current Assets increased by 74 million euros.
In particular, the increase recorded in Intangible Assets (+81 million euros) mainly due to an increase in Goodwill following the repurchase of the activities relating to the distribution of automotive parts (After Market Parts and Services business unit) by Magneti Marelli (+61 million euros) and in Leased Assets (+75 million euros) was only partially offset by the decrease in Property, plant and equipment of 128 million euros, which is largely attributable to the negative balance of investments, depreciation and disposals (mainly vehicles sold by Iveco with buy-back commitments) and the mentioned reclassification of assets under Assets held for sale.

At June 30, 2007, receivables from financing activities totalled 12,717 million euros, an increase of 974 million euros from December 31, 2006. Net of the foreign exchange impact and of writedowns carried out, the increase amounted to 881 million euros.

Working capital, net of items connected with the sales of vehicles with buy-back commitments, is negative by 1,305 million euros, 467 million euros less than at the beginning of the fiscal year, when working capital was negative by 838 million euros.

(in million of euros)		At 06.30.2007	At 12.31.2006	Change
Net inventories	(1)	8,305	7,553	752
Trade receivables		5,546	4,944	602
Trade payables		(13,951)	(12,603)	-1,348
Other receivables/(payables), accruals and deferrals	(2)	(1,205)	(732)	-473
Working capital		(1,305)	(838)	-467
(1)  Inventories are shown net of the value of vehicles sold with buy-back commitments by Fiat Group Automobiles.
(2)  Other payables included in the balance of Other receivables/(payables), accruals and deferrals exclude amounts due to customers corresponding to the buy-back price due upon expiration of the related contracts and the amount of the fees paid in advance by customers for vehicles sold with buy-back commitments, which is equal to the difference at the date of signing the contract between the sales price and the buy-back price and which is allocated over the term of the entire agreement.

In the first half of 2007, the increase in net inventories (752 million euros) and trade receivables (602 million euros) is attributable to higher levels of activity at Fiat Group Automobiles, Iveco, CNH-Case New Holland (the latter also due to seasonal growth), Magneti Marelli and FPT Powertrain Technologies.

At June 30, 2007 trade receivables, other receivables and receivables from financing activities falling due after that date and sold without recourse and therefore eliminated from the balance sheet in compliance with IAS 39 derecognition requirements, totalled 5,974 million euros (5,697 million euros at December 31, 2006). This amount includes receivables, mainly from the sales network, sold to jointly-controlled financial services companies (FAFS) for 3,408 million euros (3,400 million euros at December 31, 2006) and associated financial services companies (Iveco Financial Services, controlled by Barclays) for 863 million euros (661 million euros at December 31, 2006).

The increase in net inventories and trade receivables (1,354 million euros) was more than offset by the rise in trade payables, which increased by 1,348 million euros in the first half of 2007 mainly as a result of high activity levels and the rise in the liability balance of Other receivables/(payables), accruals and deferrals (473 million euros) which is mainly attributable to the change in receivables from/payables to tax authorities as well as receipt of extended term payments as part of the sale of 51% of FAFS.

At June 30, 2007 consolidated net debt (including net debt reclassified among Assets/Liabilities held for sale) amounted to 12,155 million euros, 319 million euros more than the 11,836 million euros reported at December 31, 2006 due to growth in the investment portfolio of financial services companies mentioned further on.

(in millions of euros)		At 06.30.2007	At 12.31.2006
Debt		(19,934)	(20,188)
- Asset-backed financing		(7,697)	(8,344)
- Other debt		(12,237)	(11,844)
Debt included among Liabilities held for sale		(42)	(33)
Current financial receivables from jointly controlled financial services entities	(a)	47	143
Financial payables net of intersegment balances and current financial receivables from jointly controlled financial services entities		(19,929)	(20,078)
Other financial assets	(b)	525	382
Other financial liabilities	(b)	(152)	(105)
Current securities		188	224
Cash and cash equivalents		7,177	7,736
Cash and cash equivalents included among Assets held for sale		36	5
Net debt		(12,155)	(11,836)
- Industrial Activities		(873)	(1,773)
- Financial Services		(11,282)	(10,063)
(a)  This item includes current financial receivables from the joint venture Fiat Auto Financial Services (FAFS).
(b)  This item includes the asset and liability fair values of derivative financial instruments.

At June 30, 2007, debt decreased by 254 million euros. Net of the change in foreign exchange rates, which led to a decrease in debt of 61 million euros, and the change in the scope of consolidation, the decrease of approximately 400 million euros is attributable to lower asset-backed financing (approximately 600 million euros net of exchange rate impacts) and partly to lower bank loans and other debt (approximately 800 million euros, 21 million euros of which relating to bonds) which were offset only in part by the new 1 billion euro bond with a fixed coupon of 5.625% and due in June 2017, whose issuance was completed in June.

The cash position (cash, cash equivalents and current securities including those reclassified under Assets held for sale, for 36 million euros) totalled 7,401 million euros at June 30, 2007, a decrease of 564 million euros with respect to 7,965 million euros at December 31, 2006.

At June 30, 2007, cash and cash equivalents included 741 million euros (627 million euros at December 31, 2006), specifically allocated to service the debt for securitisation structures, mainly recognised under “Asset-backed financing”.

Group employees

At June 30 2007, the Group had 180,031 employees, an increase of 5,429 over the 174,602 employees at March 31 2007, and 8,019 more than the 172,012 employees at December 31 2006. In both cases, staff increases referred mainly to blue-collar workers that were hired in connection with higher production volumes.

Conversely, changes in the scope of operations entailed a staff decrease of approximately 700 employees with respect to December 31, 2006, mainly due to the sale of Teksid’s Magnesium activities and Ingest Facility, offset in part by the consolidation, in the second quarter of 2007, of the After Market Parts and Services activities by Magneti Marelli.

Industrial Activities and Financial Services Activities: performance in the second quarter and first half of 2007

The following analyses of the consolidated income statement, balance sheet and statement of cash flows present separately the consolidated data of the Group's Industrial Activities and Financial Services activities. The latter include the retail financing, leasing, and rental companies of CNH-Case New Holland, Iveco and Fiat Group Automobiles. Starting from the end of 2006, Fiat Group Automobiles no longer consolidates on a line by line basis the activities that were transferred to the joint venture Fiat Auto Financial Services (FAFS), established at the end of December 2006 with Crédit Agricole, which is accounted for using the equity method. Starting from the end of 2006, financial services activities are performed by Ferrari as well.

Certain of the Iveco financial services companies also carry out their business through commercial intermediation activities: in order to present the contribution made by Financial Services activities to the Group’s performance more clearly, it has been decided to exclude this commercial intermediation activity from the presentation of their revenues and cost of sales from January 1, 2007. As a result of this, the figures for the second quarter and first half of 2006 have been reclassified, leading to a reduction in the revenues and the cost of sales of the Financial Services activities of the same amount, with no effect on the trading profit of these activities, or on the income statement of Industrial Activities or that of the Group as a whole.

Principles of analysis

The separation between Industrial Activities and Financial Services activities is made by preparing specific subconsolidated financial statements on the basis of the normal business performed by each Group company.

The investments held by companies belonging to one activity segment in companies included in another segment are accounted for using the equity method.

To avoid a misleading presentation of net result, the effect of this accounting is classified in the income statement item Result from intersegment investments.

The Holding companies (Fiat S.p.A., IHF-Internazionale Holding Fiat S.A., Fiat Partecipazioni S.p.A. and Fiat Netherlands Holding N.V.) are classified under Industrial Activities.

The sub-consolidated financial statements of Industrial Activities also include companies that operate centralised cash management activities, i.e. those which raise financial resources on the market and finance Group companies, without providing financial services support to third parties.

Operating Performance by Activity Segment
Second Quarter results	2nd Quarter 2007			2nd Quarter 2006
(in millions of euros)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	15,179	14,964	347	13,608	13,207	552
Cost of sales	12,581	12,491	222	11,419	11,157	413
Selling, general and administrative costs	1,276	1,234	42	1,196	1,126	70
Research and development	381	381	-	371	371	-
Other income (expenses)	5	3	2	37	35	2
Trading profit	946	861	85	659	588	71
Gains (losses) on the disposal of investments	8	8	-	6	9	(3)
Restructuring costs	7	7	-	5	5	-
Other unusual income (expenses)	(1)	(1)	-	(1)	1	(2)
Operating result	946	861	85	659	593	66
Financial income (expenses)	(111)	(111)	-	(163)	(163)	-
Result from investments (*)	40	19	21	46	33	13
Result before taxes	875	769	106	542	463	79
Income taxes	248	218	30	212	210	2
Net result	627	551	76	330	253	77
Result from intersegment investments	-	76	-	-	77	-
Net result	627	627	76	330	330	77
(*)	This item includes investment income as well as writedowns and upward adjustments in non-intersegment investments accounted for using the equity method.

First-Half results	1st Half 2007			1st Half 2006
(in millions of euros)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Net revenues	28,855	28,395	675	26,164	25,411	1,085
Cost of sales	24,060	23,843	432	22,068	21,590	810
Selling, general and administrative costs	2,531	2,449	82	2,409	2,270	139
Research and development	755	755	-	701	701	-
Other income (expenses)	32	32	-	(4)	(7)	3
Trading profit	1,541	1,380	161	982	843	139
Gains (losses) on the disposal of investments	52	52	-	8	11	(3)
Restructuring costs	22	22	-	8	8	-
Other unusual income (expenses)	(30)	(30)	-	-	2	(2)
Operating result	1,541	1,380	161	982	848	134
Financial income (expenses)	(168)	(168)	-	(298)	(298)	-
Result from investments (*)	76	39	37	90	64	26
Result before taxes	1,449	1,251	198	774	614	160
Income taxes	446	390	56	293	264	29
Net result	1,003	861	142	481	350	131
Result from intersegment investments	-	142	-	-	132	-
Net result	1,003	1,003	142	481	482	131
(*)This item includes investment income as well as writedowns and upward adjustments in non-intersegment investments accounted for using the equity method.

Industrial Activities

In the second quarter of 2007, net revenues of Industrial Activities totalled 14,964 million euros, an increase of 13.3% from the corresponding period of the previous year. This improvement was driven by particularly positive performances at Iveco and the Automobiles businesses. In US dollar terms, CNH-Case New Holland revenues increased by 17%. As for the Components and Production Systems businesses, revenues increased at FPT Powertrain Technologies and Magneti Marelli while they decreased at Teksid, mainly due to the sale of the Magnesium operations, and at Comau.

In the first half of 2007, net revenues for Industrial Activities increased by 11.7%, rising from 25,411 million euros in the first half of 2006 to 28,395 million euros.

In the second quarter of 2007, trading profit of Industrial Activities totalled 861 million euros, an increase of 273 million euros compared to the 588 million euros reported in the second quarter of 2006: all industrial businesses contributed to this improvement, with the Automobiles businesses, Iveco and CNH-Case New Holland delivering outstanding results.

Trading profit was 1,380 million euros in the first half of 2007, up sharply (+537 million euros) from the trading profit of 843 million euros reported in the first half of 2006.

In the second quarter of 2007, Industrial Activities had an operating income of 861 million euros, compared with 593 million euros in the second quarter of 2006. The 268 million euro increase reflects higher trading profit.

The operating income of Industrial Activities was 1,380 million euros in the first half of 2007, an improvement of 532 million euros compared with operating income of 848 million euros in 2006.

Financial Services

In the second quarter of 2007, Financial Services had net revenues of 347 million euros, a decrease of 37.1% from the corresponding period of 2006 due to changes in the scope of operations (sale of B.U.C. – Banca Unione di Credito in August 2006 and establishment of FAFS at the end of December 2006).

1st Half				2nd Quarter
2007	2006	% change	(in millions of euros)	2007	2006	% change
66	484	-86.4	Fiat Group Automobiles	33	245	-86.5
2	-	n.s.	Ferrari	1	-	n.s
551	509	8.3	Agricultural and Construction Equipment (CNH)	284	260	9.2
56	56	-	Trucks and Commercial Vehicles (Iveco)	29	30	-3.3
-	36	n.s.	Holding companies and Other companies (1)	-	17	n.s
675	1,085	-37.8	Total	347	552	-37.1
(1) These amounts refer to the banking activities performed by B.U.C. - Banca Unione di Credito sold in August 2006.

In the second quarter of 2007, Financial Services of Fiat Group Automobiles had revenues of 33 million euros against 245 million euros in the corresponding period of 2006. The figure for 2006 included 211 million euros related to the companies conveyed to FAFS. On a comparable scope of operations, revenues were virtually unchanged.

The Financial Services of the Agricultural and Construction Equipment Sector had revenues of 284 million euros for an increase of 9.2% due to growth in the managed portfolio.

Iveco’s Financial Services reported revenues of 29 million euros, substantially in line with the same period of 2006.

Financial Services had revenues of 675 million euros in the first half of 2007, down 37.8% compared with 1,085 million euros in the first half of 2006 due to the changes in scope of operations mentioned before. On a comparable basis, revenues grew by 5.3%.

Trading profit totalled 85 million euros in the second quarter of 2007, up 14 million euros from the second quarter of 2006.

1st Half				2nd Quarter
2007	2006	Change	(in millions of euros)	2007	2006	Change
21	19	2	Fiat Group Automobiles	12	10	2
(2)	-	-2	Ferrari	(1)	-	-1
136	114	22	Agricultural and Construction Equipment (CNH)	70	59	11
6	(2)	8	Trucks and Commercial Vehicles (Iveco)	4	(1)	5
-	8	-8	Holding companies and Other companies (1)	-	3	-3
161	139	22	Total	85	71	14
(1) These amounts refer to the banking activities performed by B.U.C. - Banca Unione di Credito sold in August 2006.

The Financial Services of Fiat Group Automobiles reported trading profit of 12 million euros in the second quarter of 2007, up 2 million euros from the same period of last year. The decrease arising from the change in the scope of consolidation was offset by the favourable effects resulting from the use of the liquidity generated by the FAFS transaction and efficiencies on governance costs.

The trading profit of the Financial Services of CNH-Case New Holland grew to 70 million euros from 59 million euros in the second quarter of 2006 as a result of higher activity levels and the positive effects of an improved portfolio quality.

In the second quarter of 2007, the trading profit of Iveco’s Financial Services totalled 4 million euros, against a trading loss of 1 million euros in the second quarter of 2006. The improvement is mainly due to the effects of the reorganisation of renting activities.

In the first half of 2007, the Financial Services reported a trading profit of 161 million euros, compared with the 139 million euros recorded in the corresponding period a year ago.

Balance Sheet by Activity Segment

	At 06.30.2007			Al 12.31.2006
(in millions of euros)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Intangible assets	6,502	6,398	104	6,421	6,325	96
- Goodwill	2,874	2,781	93	2,850	2,756	94
- Other intangible assets	3,628	3,617	11	3,571	3,569	2
Property, plant and equipment	10,412	10,406	6	10,540	10,528	12
Investment property	11	11	-	19	19	-
Investments and other financial assets	2,333	4,043	885	2,280	3,886	867
Leased assets	322	8	314	247	7	240
Defined benefit plan assets	13	13	-	11	11	-
Deferred tax assets	1,859	1,715	144	1,860	1,710	150
Total Non-current Assets	21,452	22,594	1,453	21,378	22,486	1,365
Inventories	9,551	9,467	84	8,447	8,390	57
Trade receivables	5,546	5,729	261	4,944	5,068	178
Receivables from financing activities	12,717	4,373	12,984	11,743	2,891	11,977
Other receivables:	3,071	2,992	111	2,839	2,806	58
- Current tax receivables	882	879	15	808	798	11
- Others	2,189	2,113	96	2,031	2,008	47
Accrued income and prepaid expenses	274	251	23	247	226	21
Current financial assets	737	656	81	637	531	106
- Current investments	24	24	-	31	31	-
- Current securities	188	128	60	224	134	90
- Other financial assets	525	504	21	382	366	16
Cash and cash equivalents	7,177	6,068	1,109	7,736	6,706	1,030
Total Current Assets	39,073	29,536	14,653	36,593	26,618	13,427
Assets held for sale	256	256	-	332	332	-
TOTAL ASSETS	60,781	52,386	16,106	58,303	49,436	14,792
Total assets adjusted for asset-backed financing transactions	53,084	51,699	8,734	49,959	48,504	7,313
Stockholders’ equity	10,587	10,587	2,411	10,036	10,036	2,395
Provisions	8,457	8,333	124	8,611	8,471	140
- Employee benefits	3,648	3,639	9	3,761	3,750	11
- Other provisions	4,809	4,694	115	4,850	4,721	129
Debt	19,934	11,762	12,996	20,188	11,555	11,836
- Asset-backed financing	7,697	687	7,372	8,344	932	7,479
- Other debt	12,237	11,075	5,624	11,844	10,623	4,357
Other financial liabilities	152	141	11	105	98	7
Trade payables	13,951	14,009	385	12,603	12,637	260
Other payables:	6,217	6,137	113	5,019	4,963	89
- Current tax payables	554	497	70	311	266	56
- Others	5,663	5,640	43	4,708	4,697	33
Deferred tax liabilities	248	248	-	263	262	1
Accrued expenses and deferred income	1,121	1,055	66	1,169	1,105	64
Liabilities held for sale	114	114	-	309	309	-
TOTAL STOCKHOLDERS’ EQUITY AND LIABILITIES	60,781	52,386	16,106	58,303	49,436	14,792
Total liabilities adjusted for asset-backed financing transactions	53,084	51,699	8,734	49,959	48,504	7,313

Net Debt by Activity Segment

		At 06.30.2007			At 12.31.2006
(in millions of euros)		Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Debt		(19,934)	(11,762)	(12,996)	(20,188)	(11,555)	(11,836)
- Asset-backed financing		(7,697)	(687)	(7,372)	(8,344)	(932)	(7,479)
- Other debt		(12,237)	(11,075)	(5,624)	(11,844)	(10,623)	(4,357)
Debt included among Liabilities held for sale		(42)	(42)	-	(33)	(33)	-
Current financial receivables from jointly controlled financial services entities	(a)	47	47	-	143	143	-
Intersegment financial receivables		-	4,289	535	-	2,559	644
Financial payables net of intersegment balances and current financial receivables from jointly controlled financial services entities		(19,929)	(7,468)	(12,461)	(20,078)	(8,886)	(11,192)
Other financial assets	(b)	525	504	21	382	366	16
Other financial liabilities	(b)	(152)	(141)	(11)	(105)	(98)	(7)
Current securities		188	128	60	224	134	90
Cash and cash equivalents		7,177	6,068	1,109	7,736	6,706	1,030
Cash and cash equivalents included among Assets held for sale		36	36	-	5	5	-
Net debt		(12,155)	(873)	(11,282)	(11,836)	(1,773)	(10,063
(a)  This item includes current financial receivables due to Fiat Group companies by the FAFS Group.
(b)  This item includes the asset and liability fair values of derivative financial instruments.

“Debt” under Industrial Activities partly includes funds raised by the central cash management and transferred to financial services companies in support of their activity (represented under the item “Intersegment financial receivables”).

“Intersegment financial receivables” under Financial Services represent loans or advances to industrial companies, relating to the sale of receivables by industrial to financial companies in transactions that do not comply with the requirements set out in IAS 39 for the recognition of those sales, as well as any temporary cash deposited with the central cash management.

At June 30, 2007, “Cash and cash equivalents” include 741 million euros (627 million euros at December 31, 2006) mainly relating to financial services companies, allocated to service the debt for securitisation structures and classified as “Asset-backed financing”.

At June 30, 2007, net debt of the financial services companies showed an increase of 1,219 million euros compared to net debt at December 31, 2006 mainly due to growth in the investment portfolio totalling 1,040 million euros and investments for the period (mainly in vehicles that had been leased out under operating leases) for 141 million euros.

Statement of Changes in Net Industrial Debt
(in millions of euros)	1st Half 2007	1st Half 2006
Net industrial debt at beginning of period	(1,773)	(3,219)
- Net result	1,003	482
- Amortisation and depreciation (net of vehicles sold under buy-back commitments)	1,311	1,340
- Change in provisions for risks and charges and other changes	(413)	(74)
Cash flows from (used in) operating activities during the period, net of change in working capital	1,901	1,748
- Change in working capital	355	(66)
Cash flows from (used in) operating activities during the period	2,256	1,682
- Investments in tangible and intangible assets (net of vehicles sold under buy-back commitments)	(1,287)	(1,065)
Cash flows from (used in) operating activities during the period, net of capital expenditures	969	617
- Net change in receivables from financing activities	159	161
- Change in the scope of consolidation and other changes	245	134
Net cash flows from (used in) industrial activities excluding capital contributions and dividends paid	1,373	912
- Capital increases, (purchase) disposal of treasury stock and dividends	(522)	3
- Translation exchange differences	49	16
Change in net industrial debt	900	931
Net industrial debt at end of period	(873)	(2,288)

During the first half of 2007, net industrial debt decreased by 900 million euros, despite dividend payments for 308 million euros and net purchases of treasury stock for 214 million euros.

Cash flow generated by operating activities during the period was positive by 2,256 million euros, and more than offset industrial capital expenditures totalling 1,287 million euros in the first six months of 2007.

The item Change in the scope of consolidation and other changes includes in particular the proceeds from the sale of Ingest Facility, Meridian Technologies and receipt of extended term payments as part of the sale of 51% of FAFS which took place at the end of 2006.

Statement of Cash Flows by Activity Segment

				1st Half 2007			1st Half 2006
(in millions of euros)				Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
A)	Cash and cash equivalents at beginning of period as reported in the financial statements			7,736	6,706	1,030	6,417	5,517	900
	Cash and cash equivalents included as Assets held for sale			5	5	-	-	-	-
B)	Cash and cash equivalents at beginning of the fiscal year			7,741	6,711	1,030	6,417	5,517	900
C)	Cash flows from (used in) operating activities during the period:
	Net result for the year			1,003	1,003	142	481	482	131
	Amortisation and depreciation (net of vehicles sold under buy-back commitments)			1,343	1,311	32	1,497	1,340	157
	(Gains)/losses and other non-cash items			(328)	(462)	(8)	(7)	(197)	58
	Dividends received			67	171	11	61	137	-
	Change in provisions			(212)	(190)	(22)	(159)	(138)	(21)
	Change in deferred income taxes			(2)	(8)	6	70	83	(13)
	Change in items due to buy-back commitments		(a)	82	76	6	(5)	41	(50)
	Change in working capital			336	355	(19)	(12)	(66)	61
	Total			2,289	2,256	148	1,926	1,682	323
D)	Cash flows from (used in) investment activities:
	Investments in:
	-	Tangible and intangible assets (net of vehicles sold under buy-back commitments)		(1,428)	(1,287)	(141)	(1,556)	(1,065)	(491)
	-	Investments		(74)	(34)	-	(37)	(37)	-
	Proceeds from the sale of non-current assets			278	246	32	293	114	179
	Net change in receivables from financing activities			(881)	159	(1,040)	(281)	161	(442)
	Change in current securities			38	3	35	136	67	69
	Other changes			(78)	(1,891)	1,807	7	(696)	702
	Total			(2,145)	(2,804)	693	(1,438)	(1,456)	17
E)	Cash flows from (used in) financing activities:
	Net change in financial payables and other financial assets/liabilities			(206)	423	(629)	(463)	(542)	79
	Increase in capital stock			-	-	(40)	18	18	-
	(Purchase) Disposal of treasury stock			(214)	(214)	-	-	-	-
	Dividends paid			(308)	(308)	(115)	(15)	(15)	(76)
	Total			(728)	(99)	(784)	(460)	(539)	3
	Translation exchange differences			56	40	22	(128)	(85)	(45)
F)	Net change in cash and cash equivalents			(528)	(607)	79	(100)	(398)	298
G)	Cash and cash equivalents at end of period			7,213	6,104	1,109	6,317	5,119	1,198
	of which: cash and cash equivalents included as Assets held for sale			36	36	-	191	-	191
H)	Cash and cash equivalents at end of period as reported in the financial statements			7,177	6,068	1,109	6,126	5,119	1,007
(a)  The cash flows for the two periods generated by the sale of vehicles under buy-back commitments, net of the amount already included in the result, are included in operating activities for the period in a single item which includes the change in working capital, capital expenditures, depreciation, gains and losses and proceeds from sales at the end of the contract term, relating to assets included in “Property, plant and equipment”.

Industrial Activities
In the first half of 2007, Industrial Activities absorbed cash and cash equivalents totalling 607 million euros and in particular:

▪  operating activities generated 2,256 million euros: income cash flow (net income plus amortisation and depreciation), net of Gains/losses and other non-cash items and including changes in provisions, deferred taxes and items relating to the management of sales with buy-back commitments, was positive by 1,730 million euros, to which should be added dividends for 171 million euros and liquidity generated by the decrease in working capital which, on a comparable scope of consolidation and at the same exchange rates, amounted to 355 million euros;
▪  investment activities absorbed a total of 2,804 million euros. The liquidity generated by the sale of non-current assets for 246 million euros (mainly the sale of Meridian Technologies, Ingest Facility and receipt of extended term payments as part of the sale of 51% of FAFS which took place at the end of 2006) and the collection of net financial receivables for 159 million euros, only partly offset funding requirements for period investments and those generated by the increase in net financial receivables from the Group’s Financial Services companies (included among other changes).
▪  financing activities absorbed 99 million euros in liquidity. Funding requirements for the payment of dividends, purchase of treasury stock and lower asset backed financing were only partly compensated by the new 1 billion euro bond whose issuance was finalised in June 2007.

Financial Services
The cash and cash equivalents of Financial Services at June 30, 2007 totalled 1,109 million euros, up 79 million euros from December 31, 2006.

The cash generated during the quarter derived from:

▪  operations during the year which generated 148 million euros in cash, principally in consequence of income cash flow (net income plus amortisation and depreciation);
▪  investment activities (including changes in financial receivables from/payables to Group industrial companies) which generated 693 million euros in cash. In particular, higher financing received from central cash management companies, included among industrial companies, in support of their activity (included under other changes), more than offset requirements connected with growth in the investment portfolio and investments (141 million euros) mainly for vehicles that had been leased out under operating leases.
▪  financing activities which absorbed a total of 784 million euros, 629 million euros of which due to a net reduction in financial payables to third parties.

Fiat Group	Interim Consolidated Financial Statements and Notes at June 30, 2007

Consolidated Income Statement (*)

(in millions of euros)	(Note)	2nd Quarter 2007	2nd Quarter 2006	1st Half 2007	1st Half 2006
Net revenues	(1)	15,179	13,608	28,855	26,164
Cost of sales	(2)	12,581	11,419	24,060	22,068
Selling, general and administrative costs	(3)	1,276	1,196	2,531	2,409
Research and development costs	(4)	381	371	755	701
Other income (expenses)	(5)	5	37	32	(4)
Trading profit		946	659	1,541	982
Gains (losses) on the disposal of investments	(6)	8	6	52	8
Restructuring costs	(7)	7	5	22	8
Other unusual income (expenses)	(8)	(1)	(1)	(30)	-
Operating result		946	659	1,541	982
Financial income (expenses)	(9)	(111)	(163)	(168)	(298)
Result from investments:	(10)	40	46	76	90
- Net result of investees accounted for using the equity method		38	43	66	70
- Other income (expenses) from investments		2	3	10	20
Result before taxes		875	542	1,449	774
Income taxes	(11)	248	212	446	293
Result from continuing operations		627	330	1,003	481
Result from discontinued operations		-	-	-	-
Net result		627	330	1,003	481

Attributable to:
Equity holders of the parent		593	280	951	418
Minority interests		34	50	52	63

(in euros)
Basic earnings per ordinary share	(12)	0.472	0.168	0.740	0.277
Basic earnings per preference share	(12)	0.430	0.201	0.740	0.310
Basic earnings per savings share	(12)	0.472	0.943	0.895	1.052
Diluted earnings per ordinary share	(12)	0.472	0.168	0.739	0.277
Diluted earnings per preference share	(12)	0.427	0.201	0.735	0.310
Diluted earnings per savings share	(12)	0.469	0.943	0.890	1.052
(*) Pursuant to Consob Resolution No. 15519 of July 27, 2006, the effects of related party transactions on the Consolidated Income Statement are presented in the specific Income Statement schedule provided in the following pages and are further described in Note 31.

Consolidated Balance Sheet (*)

(in millions of euros)	(Note)	At June 30, 2007	At December 31, 2006
ASSETS
Intangible assets	(13)	6,502	6,421
Property, plant and equipment	(14)	10,412	10,540
Investment property		11	19
Investments and other financial assets:	(15)	2,333	2,280
- Investments accounted for using the equity method		1,745	1,719
- Other investments and financial assets		588	561
Leased assets	(16)	322	247
Defined benefit plan assets		13	11
Deferred tax assets	(11)	1,859	1,860
Total Non-current assets		21,452	21,378
Inventories	(17)	9,551	8,447
Trade receivables	(18)	5,546	4,944
Receivables from financing activities	(18)	12,717	11,743
Other receivables:	(18)	3,071	2,839
- Current tax receivables		882	808
- Others		2,189	2,031
Accrued income and prepaid expenses		274	247
Current financial assets:		737	637
- Current investments		24	31
- Current securities	(19)	188	224
- Other financial assets	(20)	525	382
Cash and cash equivalents	(21)	7,177	7,736
Total Current assets		39,073	36,593
Assets held for sale	(22)	256	332
TOTAL ASSETS		60,781	58,303
Total assets adjusted for asset-backed financing transactions		53,084	49,959
LIABILITIES
Stockholders' equity:	(23)	10,587	10,036
- Stockholders' equity of the Group		9,939	9,362
- Minority interest		648	674
Provisions:	(24)	8,457	8,611
- Employee benefits		3,648	3,761
- Other provisions		4,809	4,850
Debt:	(25)	19,934	20,188
- Asset-backed financing		7,697	8,344
- Other debt		12,237	11,844
Other financial liabilities	(20)	152	105
Trade payables	(26)	13,951	12,603
Other payables:	(27)	6,217	5,019
- Current tax payables		554	311
- Others		5,663	4,708
Deferred tax liabilities	(11)	248	263
Accrued expenses and deferred income	(28)	1,121	1,169
Liabilities held for sale	(22)	114	309
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES		60,781	58,303
Total liabilities adjusted for asset-backed financing transactions		53,084	49,959
(*) Pursuant to Consob Resolution No. 15519 of July 27, 2006, the effects of related party transactions on the Consolidated Balance sheet are presented in the specific Balance Sheet schedule provided in the following pages and are further described in Note 31.

Consolidated Statement of Cash Flows (*)
in millions of euros)			1st Half 2007	1st Half 2006
A)	Cash and cash equivalents at beginning of period as reported		7,736	6,417
	Cash and cash equivalents included as Assets held for sale		5	-
B)	Cash and cash equivalents at beginning of period		7,741	6,417
C)	Cash flows from (used in) operating activities during the period:
	Net result		1,003	481
	Amortisation and depreciation (net of vehicles sold under buy-back commitments)		1,343	1,497
	(Gains) losses and other non-cash items		(328)	(7)
	Dividends received		67	61
	Change in provisions		(212)	(159)
	Change in deferred income taxes		(2)	70
	Change in items due to buy-back commitments	(a)	82	(5)
	Change in working capital		336	(12)
	Total		2,289	1,926
D)	Cash flows from (used in) investment activities:
	Investments in:
	- Tangible and intangible assets (net of vehicles sold under buy-back commitments)		(1,428)	(1,556)
	- Investments in consolidated subsidiaries and other investments		(74)	(37)
	Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		278	293
	Net change in receivables from financing activities		(881)	(281)
	Change in current securities		38	136
	Other changes		(78)	7
	Total		(2,145)	(1,438)
E)	Cash flows from (used in) financing activities:
	New issuance of bonds		1,000	2,414
	Repayment of bonds		(21)	(1,691)
	Issuance of other medium-term borrowings		148	836
	Repayment of other medium-term borrowings		(561)	(1,000)
	Net change in other financial payables and other financial assets/liabilities		(772)	(1,022)
	(Buy-back) Sale of Treasury Stock		(214)	-
	Increase in capital stock		-	18
	Dividends paid		(308)	(15)
	Total		(728)	(460)
	Translation exchange differences		56	(128)
F)	Total change in cash and cash equivalents		(528)	(100)
G)	Cash and cash equivalents at end of period		7,213	6,317
	of which: Cash and cash equivalents included as Assets held for sale		36	191
H)	Cash and cash equivalents at end of period as reported		7,177	6,126
(*)
Pursuant to Consob Resolution No. 15519 of July 27, 2006, the effects of related party transactions on the Consolidated Statement of Cash Flows are presented in the specific Statement of Cash Flows schedule provided in the following pages.

(a)
The cash flows for the two periods generated by the sale of vehicles with a buy-back commitment net of the amount already included in the net result, are included in operating activities for the period, in a single item which includes the change in working capital, capital expenditures, depreciation, gains and losses and proceeds form sales at the end of the contract term, relating to assets included in Property, plant and equipment.

Statement of Changes in Stockholders’ Equity

(in millions of euros)	Capital stock	Treasury stock capital reserves, earning reserves	Income (expense) recognised directly in equity	Minority interest	Total
Balance at December 31, 2005	6,377	1,393	911	732	9,413
Dividends paid	-	-	-	(15)	(15)
Increase in reserve for share based payments	-	3	-	-	3
Net changes in Income (expenses) recognised directly in equity	-	-	(437)	(17)	(454)
Capital increase	-	-	-	18	18
Other changes	-	17	-	(1)	16
Net result	-	418	-	63	481
Balance at June 30, 2006	6,377	1,831	474	780	9,462

(in millions of euros)	Capital stock	Treasury stock capital reserves, earning reserves	Income (expense) recognised directly in equity	Minority interest	Total
Balance at December 31, 2006	6,377	2,459	526	674	10,036
Dividends paid	-	(274)	-	(34)	(308)
Increase in reserve for share based payments	-	35	-	-	35
Net changes in Income (expenses) recognised directly in equity	-	-	85	5	90
Treasury stock buy-back and sale	-	(219)	-	-	(219)
Other changes	-	(1)	-	(49)	(50)
Net result	-	951	-	52	1,003
Balance at June 30, 2007	6,377	2,951	611	648	10,587

Consolidated Statement of Recognised Income and Expense at June 30, 2007

(in millions of euros)	1st Half 2007	1st Half 2006
Gains (losses) recognised directly in the cash flow hedge reserve	86	41
Gains (losses) recognised directly in reserve for fair value measurement of available-for-sale financial assets	(15)	(10)
Exchange gains (losses) on the translation of foreign operations	92	(480)
Gains (losses) recognised directly in equity	163	(449)

Transfers from cash flow hedge reserve	(72)	4
Transfer from reserve for fair value measurement of available-for-sale financial assets	(2)	(9)
Transfer from reserve for the translation of foreign operations	1	-
Net result	1,003	481
Recognised income (expense) for the period	1,093	27

Attributable to:
Equity holders of the parent	1,036	(19)
Minority interests	57	46

Consolidated Income Statement pursuant to Consob Resolution No. 15519 of July 27, 2006
(in millions of euros)	Note	1st Half 2007	of which Related parties (Note 31)	1st Half 2006	of which Related parties (Note 31)
Net revenues	(1)	28,855	1,259	26,164	1,062
Cost of sales	(2)	24,060	1,846	22,068	1,484
Selling, general and administrative costs	(3)	2,531	65	2,409	25
Research and development costs	(4)	755	-	701	-
Other income (expenses)	(5)	32	9	(4)	10
Trading profit		1,541		982
Gains (losses) on the disposal of investments	(6)	52	-	8	-
Restructuring costs	(7)	22	-	8	-
Other unusual income (expenses)	(8)	(30)	-	-	-
Operating result		1,541		982
Financial income (expenses)	(9)	(168)	(38)	(298)	(12)
Result from investments:	(10)	76	76	90	70
- Net result of investees accounted for using the equity method		66	66	70	70
- Other income (expenses) from investments		10	10	20	-
Result before taxes		1,449		774
Income taxes	(11)	446	-	293	-
Result from continuing operations		1,003		481
Result from discontinued operations		-	-	-	-
Net result		1,003		481

Attributable to:
Equity holders of the parent		951		418
Minority interests		52		63

Consolidated Balance Sheet pursuant to Consob Resolution No. 15519 of July 27, 2006

(in millions of euros)	Note	At June 30, 2007	of which Related parties (Note 31)	At December 31, 2006	of which Related parties (Note 31)
ASSETS
Intangible assets	(13)	6,502	-	6,421	-
Property, plant and equipment	(14)	10,412	-	10,540	-
Investment property		11	-	19	-
Investments and other financial assets:	(15)	2,333	1,844	2,280	1,777
- Investments accounted for using the equity method		1,745	1,745	1,719	1,719
- Other investments and financial assets		588	99	561	58
Leased assets	(16)	322	-	247	-
Defined benefit plan assets		13	-	11	-
Deferred tax assets	(11)	1,859	-	1,860	-
Total Non-current assets		21,452		21,378
Inventories	(17)	9,551	12	8,447	24
Trade receivables	(18)	5,546	472	4,944	377
Receivables from financing activities	(18)	12,717	172	11,743	191
Other receivables:	(18)	3,071	28	2,839	145
Accrued income and prepaid expenses		274	-	247	-
Current financial assets:		737	-	637	-
- Current investments		24	-	31	-
- Current securities	(19)	188	-	224	-
- Other financial assets	(20)	525	-	382	-
Cash and cash equivalents	(21)	7,177	-	7,736	-
Total Current assets		39,073		36,593
Assets held for sale	(22)	256	4	332	5
TOTAL ASSETS		60,781		58,303
LIABILITIES
Stockholders' equity:	(23)	10,587	-	10,036	-
- Stockholders' equity of the Group		9,939	-	9,362	-
- Minority interest		648	-	674	-
Provisions:	(24)	8,457	80	8,611	77
- Employee benefits		3,648	11	3,761	10
- Other provisions		4,809	69	4,850	67
Debt:	(25)	19,934	537	20,188	734
- Asset-backed financing		7,697	333	8,344	396
- Other debt		12,237	204	11,844	338
Other financial liabilities	(20)	152	-	105	-
Trade payables	(26)	13,951	1,029	12,603	1,005
Other payables:	(27)	6,217	67	5,019	45
Deferred tax liabilities	(11)	248	-	263	-
Accrued expenses and deferred income	(28)	1,121	-	1,169	-
Liabilities held for sale	(22)	114	-	309	-
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES		60,781		58,303

Consolidated Statement of Cash Flows pursuant to Consob Resolution No. 15519 of July 27, 2006

(in millions of euros)			1st Half 2007	of which Related parties
A)	Cash and cash equivalents at beginning of period as reported		7,736
	Cash and cash equivalents included as Assets held for sale		5
B)	Cash and cash equivalents at beginning of period		7,741
C)	Cash flows from (used in) operating activities during the period:
	Net result		1,003
	Amortisation and depreciation (net of vehicles sold under buy-back commitments)		1,343
	(Gains) losses and other non-cash items		(328)
	Dividends received		67	67
	Change in provisions		(212)
	Change in deferred income taxes		(2)
	Change in items due to buy-back commitments	(a)	82
	Change in working capital		336	(27)
	Total		2,289
D)	Cash flows from (used in) investment activities:
	Investments in:
	- Tangible and intangible assets (net of vehicles sold under buy-back commitments)		(1,428)
	- Investments in consolidated subsidiaries and other investments		(74)	(38)
	Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		278	97
	Net change in receivables from financing activities		(881)	29
	Change in current securities		38
	Other changes		(78)
	Total		(2,145)
E)	Cash flows from (used in) financing activities:
	New issuance of bonds		1,000
	Repayment of bonds		(21)
	Issuance of other medium-term borrowings		148
	Repayment of other medium-term borrowings		(561)
	Net change in other financial payables and other financial assets/liabilities		(772)	(212)
	(Buy-back) Sale of Treasury Stock		(214)
	Increase in capital stock		-
	Dividends paid		(308)
	Total		(728)
	Translation exchange differences		56
F)	Total change in cash and cash equivalents		(528)
G)	Cash and cash equivalents at end of period		7,213
	of which: Cash and cash equivalents included as Assets held for sale		36
H)	Cash and cash equivalents at end of period as reported		7,177

Notes

Significant accounting policies
This half year Report for the first half of 2007 and the Consolidated Financial Statements for the six months ended June 30, 2007 have been prepared in accordance with Consob Regulation No. 11971 of May 14, 1999 and subsequent amendments, and with the provisions issued to implement article 9 of Legislative Decree No. 38/2005.

Accounting policies
This half year Report has been prepared in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) endorsed by the European Union. The designation “IFRS” also includes all valid International Accounting Standards (“IAS”), as well as all interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), formerly the Standing Interpretations Committee (“SIC”).

In particular, this half-year report has been prepared in accordance with IAS 34 - Interim Financial Reporting applying the same accounting principles and policies used in the preparation of the Consolidated financial statements at December 31, 2006, other than those discussed in the paragraph “Accounting principles applicable from January 1, 2007”.

The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent assets and liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

Moreover, these valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment, when an immediate assessment is necessary. In the same way the actuarial valuations that are required for the determination of employee benefit provisions are also usually only carried out during the preparation of the annual financial statements. In this respect the Fiat Group has not yet recognised the accounting effects resulting from the changes made to the regulations governing the reserve for the Italian employee severance indemnity (the “Trattamento di Fine Rapporto” or “TFR”) by Law No. 296 of 27 December 2006 (the “Legge Finanziaria 2007”) and subsequent Decrees and Regulations issued during the first part of 2007. More specifically, the Group has yet to carry out a precise remeasurement of the vested obligation at December 31, 2006 and the consequent curtailment in accordance with paragraph 109 of IAS 19, for the following reasons:

▪  the majority of employees finalised their decision as to how they wish their TFR entitlement to be dealt with only during the latter part of the half year; as a result the accounting records are still being updated for this and it will only be possible to carry out precise actuarial calculations over the coming few months;

▪  it was only in July 2007 that the competent organisations established, without yet formally communicating, the accounting treatment under IFRS of the new TFR regime and the method by which the curtailment referred to above should be measured.

In this overall context the effect of curtailment had not yet been precisely determined at the date of this half year report. Nonetheless no significant effect on the Group’s result is expected to arise from this matter on the basis of the broad estimates that have been made until now.

The Group operates in industries where significant seasonal or cyclical variations in total sales are not experienced during the financial year.

Income taxes are recognised based upon the best estimate of the weighted average income tax rate expected for the full financial year.

Format of the financial statements
The Fiat Group presents an income statement using a classification based on the function of expenses within the Group (otherwise known as the “cost of sales” method), rather than based on their nature, as this is believed to provide information that is more relevant. The format selected is that used for managing the business and for management reporting purposes and is consistent with international practice in the automotive sector.

In an income statement in which the classification of expenses is based on their function the result from trading operations is reported specifically as part of the Operating result and separate from the income and expense resulting from the non-recurring operations of the business, such as gains and losses on the sale of investments, restructuring costs and any other unusual income or expense that are not considered part of normal trading operations. By doing this, it is believed that the Group’s actual performance from normal trading operations may be measured in a better way, while disclosing specific details of unusual income and expenses.

The definition of unusual income and expenses adopted by the Group differs from that provided in the Consob Communication of July 28, 2006, under which unusual and abnormal transactions are those which, because of their significance or importance, the nature of the parties involved, the object of the transaction, the methods of determining the transfer price or the timing of the event (close to the period end), may give rise to doubts regarding the accuracy/completeness of the information in the financial statements, conflicts of interest, the safeguarding of an entity’s assets or the protection of minority interests.

For the balance sheet, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1. In more detail, both companies carrying out industrial activities and those carrying out financial activities are consolidated in the Group’s financial statements. The investment portfolios of financial services companies are included in current assets, as the investments will be realised in their normal operating cycle. Financial services companies, though, obtain funds only partially from the market: the remaining are obtained from Fiat S.p.A. through the Group’s treasury companies (included in industrial companies), which lend funds both to industrial Group companies and to financial services companies as the need arises. This financial service structure within the Group means that any attempt to separate current and non-current debt in the consolidated balance sheet cannot be meaningful.

The Statement of Cash Flows is presented using the indirect method.

In connection with the requirements of the Consob Resolution No. 15519 of July 27, 2006 as to the format of the financial statements, specific supplementary Income Statement and Balance Sheet formats have been added for related party transactions so as not to compromise an overall reading of the statements.

Accounting principles applicable from January 1, 2007
On March 3, 2006, the IFRIC issued interpretation IFRIC 9 – Reassessment of Embedded Derivatives, which requires an entity to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. No significant effect arose from the adoption of this interpretation.

On November 2, 2006, IFRIC issued IFRIC Interpretation 11 – IFRS 2-Group and Treasury Share Transactions in order to address the accounting treatment of share-based payment arrangements under which an entity chooses or is required to buy treasury stock to satisfy its obligations and those under which the employees of one Group company are granted rights to the shares of another (such as the parent company). The Fiat Group applied this interpretation to the new stock option plan for which rights were granted in November 2006 and which was approved at the stockholders’ meeting of April 5, 2007. No significant effects on the accounting for existing plans arose on the adoption of this interpretation.

New accounting principles
On November 30, 2006, the IASB issued the IFRS 8 – Operating Segments that will become effective for the Group on January 1, 2009 and which will replace IAS 14 – Segment Reporting from that date. The new standard requires the information provided in segment reporting to be based upon the components of the entity that management uses to make decisions about operational matters. The standard requires these operating segments to be identified on the basis of internal reports that are regularly reviewed by an entity’s management in order to allocate resources to the segment and assess its performance. At the date of this half year report this document has not yet been endorsed by the European Union and the Group is currently assessing any impact that the adoption of this new standard may have on the financial statements.

On March 29, 2007 the IASB issued a revised version of IAS 23 – Borrowing costs. The standard shall be applied for annual period beginning after 1 January, 2009. The main change from the previous version is the removal of the option of immediately recognizing as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. The standard shall be applied to borrowing costs relating to qualifying assets for which the commencement date for capitalisation is on or after the 1 January 2009. At the date of this half year report this document has not yet been endorsed by the European Union.

On July 5, 2007 IFRIC issued the interpretation IFRIC 14 – IAS 19 – The Limit on aDefined Benefit Asset, Minimum Funding Requirements and their Interaction. The interpretation is mandatory from January 1, 2008. The interpretation provides general guidance on how to assess the limit in IAS 19 Employee Benefits on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected when there is a statutory or contractual minimum funding requirement. At the date of this half year report this interpretation had not yet been endorsed by the European Union.

The following standards and interpretations have also been issued in 2006 and in the first half of 2007 but are not applicable to the Fiat Group:

▪  IFRIC 8 –  Scope of IFRS 2 (effective from January 1, 2007);
▪  IFRIC 12 – Service Concession Arrangements (effective from January 1, 2008);
▪  IFRC 13 – Customer Loyalty Programmes (effective from January 1, 2009).

Scope of consolidation
Changes in the scope of consolidation that took place during the first half of 2007 with respect to the annual consolidated financial statements at December 31, 2006 are as follows:

▪  On February 28, 2006, the procedure for the sale of subsidiary Ingest Facility S.p.A. to Pirelli RE Facility Management was concluded on receiving the antitrust authorities’ approval.
▪  On March 2, 2007, the sale of Meridian Technologies Inc. to a consortium of investors headed by the Swiss holding company Estatia A.G. was finalised on receiving approval from the authorities and on the closing of the financing to the purchaser from financial institutions.
▪  At the end of April 2007 Magneti Marelli reacquired control of Automotive Spare Parts Distribution Operations following its acquisition of 80% of Concordia Finance S.A. As a result of this the After Market Parts and Services business line, which operates at a worldwide level in the distribution of spare parts in the Independent After Market sector, is accounted for on a consolidated basis from 1 May 2007.

These changes in the scope of consolidation do not have a significant overall impact.

Further in May 2007 the Fiat Group acquired the entire ownership of the I.T.C.A. group which carries out its business in the automotive sector. The Group is currently going through a process aimed at carrying out of purchase accounting for this acquisition, which includes converting the consolidated financial statements of the acquired group to IFRS and obtaining the necessary appraisals for the assets acquired. This investment, which has been recognised at cost in this half year report, will be consolidated during the second half of 2007 once the purchase accounting process has been completed.

The assets and liabilities of certain business of the Comau Sector in the UK and South Africa have been reclassified as Assets and Liabilities held for sale in the first half of 2007.

In addition, starting from January 1, 2007, the activities previously forming the Business Solutions Sector were transferred to Fiat Services S.p.A., a subsidiary included in the Other and Holdings grouping and performing professional service operations for Fiat Group entities along with its foreign subsidiaries. Starting from this date the Business Solutions Sector is no longer presented and the comparative data for 2006 have been suitably reclassified In accordance with IAS 14 - Segment Reporting.

Other information
Other sections of this Report provide information on significant events occurred since the end of the first half and business outlook.

Composition and principal changes

Income Statement

1.  Net revenues
An analysis of Net revenues (net of intra-Group transactions) by business Sector is as follows:

(in millions of euros)	2nd Quarter 2007	2nd Quarter 2006	1st Half 2007	1st Half 2006
Fiat Group Automobiles	6,712	5,989	12,959	11,651
Maserati	172	132	336	251
Ferrari	406	369	760	670
Agricultural and Construction Equipment	3,269	3,013	5,959	5,665
Trucks and Commercial Vehicles	2,835	2,278	5,300	4,310
Fiat Powertrain Technologies	435	403	889	816
Components	811	703	1,599	1,416
Metallurgical Products	123	200	276	399
Production Systems	215	273	380	521
Publishing and Communications	103	105	201	198
Other and holdings (*)	98	143	196	267
Total Net revenues	15,179	13,608	28,855	26,164
(*)This line includes for 2006 the activities of Business Solution Sector transferred to Fiat Services S.p.A on January 1, 2007.

2.  Cost of sales
Cost of sales comprises the following:

(in millions of euros)	2nd Quarter 2007	2nd Quarter 2006	1st Half 2007	1st Half 2006
Interest cost and other financial charges from financial services companies	183	212	360	422
Other cost of sales	12,398	11,207	23,700	21,646
Cost of sales	12,581	11,419	24,060	22,068

3.  Selling, general and administrative costs
Selling costs amount to 724 million euros and 1,444 in the second quarter of 2007 and in the first half of 2007, respectively (670 million euros and 1,351 million euros in the second quarter of 2006 and in the first half of 2006, respectively) and comprise mainly marketing, advertising and sales personnel costs.

General and administrative costs amount to 552 million euros and 1,087 in the second quarter of 2007 and in the first half of 2007, respectively (526 million euros and 1,058 million euros in the second quarter of 2006 and in the first half of 2006, respectively) and comprise mainly expenses for administration which are not attributable to sales, production and research and development functions.

4.  Research and development costs
In the second quarter of 2007, research and development costs of 381 million euros (371 million euros in the second quarter of 2006) comprise all research and development costs not recognized as assets amounting to 214 million euros (218 million euros in the second quarter of 2006) including the write-downs of any costs previously capitalized, and the amortization of capitalized development costs of 167 million euros (153 million euros in the second quarter of 2006). During the period the Group incurred new expenditure for capitalized development costs of 231 million euros (214 million euros in the second quarter of 2006).

In the first half of 2007, research and development costs of 755 million euros (701 million euros in the first half of 2006) comprise all research and development costs not recognized as assets amounting to 417 million euros (406 million euros in the first half of 2006) including the write-downs of any costs previously capitalized and the amortization of capitalized development costs of 338 million euros (295 million euros in the first half of 2006). During the period the Group incurred new expenditure for capitalized development costs of 400 million euros (425 million euros in the first half of 2006).

5.  Other income (expenses)
Other income amounts to 5 million euros and 32 million euros in the second quarter 2007 and in the first half of 2007, respectively (other income of 37 million euros and other expenses of 4 million euros in the second quarter 2006 and in the first half of 2006, respectively) and consists of trading income which is not attributable to the typical sales and services operations of the Group, such as income from the sale of licenses and know-how, net of miscellaneous operating costs not ascribable to specific functional areas, such as post employment benefits for retired former employees (health care costs), indirect taxes and duties, and accruals to miscellaneous provisions.

In particular, this item includes non-recurring income of 60 million euros arising from the reinstatement of the carrying amount of a piece of land which had been fully written down in a prior period and which is now in the process of being sold; it also includes miscellaneous non-recurring expenses of 20 million euros.

6.  Gains (losses) on the disposal of investments
In the second quarter of 2007 this item results in a net gain of 8 million euros, which includes a gain of 5 million euros on the disposal of a 17% interest in the associate Servizio Titoli S.p.A., in which the Group maintains a 10% holding, and a gain of 4 million euros from the disposal of a Comau French business. This item resulted in a net gain of 52 million euros in the first half of 2007, consisting also of the gain of 42 million euros recognised in the first quarter of 2007 on the finalisation of the disposal of the subsidiary Ingest Facility S.p.A. As described in Note 13 to the Consolidated financial statements at December 31, 2006, the net loss of 29 million euros on the disposal of the subsidiary Meridian Technologies Inc., concluded on March 2, 2007, was recognised in the income statement for 2006.

In the second quarter of 2006 and in the first half of 2006 this item resulted in a net gain of 6 million euros and 8 million euros, respectively, and included gain of 9 million euros realized from the sale of the Group residual interest in I.P.I. S.p.A.

7.  Restructuring costs
Restructuring costs amount to 7 million euros in the second quarter of 2007 (5 million euros in the second quarter of 2006) relating to Comau.

In the first half of 2007, the group incurred restructuring costs for a total of 22 million euros (8 million euros in the first half of 2006), again relating to Comau.

8.  Other unusual income (expenses)
In the second quarter of 2007 this item results in a net loss of 1 million euros (net loss of 1million euros in the second quarter of 2006), including expenses of 6 million euros incurred in connection with the process of reorganisation and streamlining of relationships with Group suppliers as well as other non recurring income of 5 million euros arising from the favourable settlement of certain contractual claims regarding the sale of businesses carried out in prior years.

In the first half of 2007, this item resulted in a net loss of 30 million euros, mostly incurred in connection with the process of reorganisation and streamlining of relationships with Group suppliers. In the first half of 2006, this item amounted to zero.

9.  Financial income (expenses)
In addition to the items included in the specific line of the income statement, Net financial income (expenses) also includes the income from financial services companies included in Net revenues for 235 million euros and 471 million euros in the second quarter of 2007 and in the first half of 2007, respectively (282 million euros and 544 million euros in the second quarter of 2006 and in the first half of 2006, respectively) and the costs incurred by financial services companies included in Interest cost and other financial charges from financial services companies included in Cost of sales for 183 million euros and 360 million euros in the second quarter of 2007 and in the first half of 2007, respectively (212 million euros and 422 million euros in the second quarter of 2006 and in the first half of 2006, respectively). Reconciliation to the income statement is provided at the foot of each column of the following table.

(in millions of euros)	2nd Quarter 2007	2nd Quarter 2006	1st Half 2007	1st Half 2006
Financial income
- Interest earned and other financial income	84	69	162	136
- Interest income from customers and other financial income of financial services companies	235	282	471	544
- Gains on disposal of securities	5	3	8	4
Total financial income	324	354	641	684
of which:
- Financial income, excluding financial services companies	89	72	170	140

Interest and other financial expenses
- Interest expense and other financial expenses	417	400	781	783
- Write-downs of financial assets	18	31	30	61
- Losses on disposal of securities	1	-	1	1
- Interest costs on employee benefits	35	41	78	81
Total interest and other financial expenses (a)	471	472	890	926

Net income (expenses) from derivative financial instruments and exchange losses (b)	88	25	192	66

of which of (a-b):
Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding financial services companies	200	235	338	438

Net financial income (expenses) excluding financial services companies	(111)	(163)	(168)	(298)

Net financial expenses for the second quarter of 2007, excluding the financial services companies, amounted to 111 million euros, a decrease compared to the net expenses of 163 million euros for the corresponding period in 2006.  Net financial expenses for the first half of 2007, excluding the financial services companies, amounted to 168 million euros, a decrease compared to the net expenses of 298 million euros for the corresponding period in 2006.

The improvement compared to the corresponding periods of 2006 is the consequence of the lower level of debt in the Group’s Industrial Activities and of the net financial income of 69 million euros in the second quarter of 2007 and 160 million euros in the first half of 2007, arising from the equity swaps on Fiat shares, set up to support certain stock options plans (expenses of 1 million euros in the second quarter of 2006 and gain of 32 million euros in the first half of 2006). These effects have been partially offset by a cost of 43 million euros recognised in the second quarter of 2007 arising from the adjustment of the carrying amount of a CNH 9.25% fixed rate bond, originally repayable in 2011 but which as announced will be repaid on August 1, 2007, to the expected amount repayable.

There has been a decrease in the income and expense of the financial services companies compared to the second quarter of 2006 and the first half of 2006, as the result of the sale of BUC and the transfer of the Fiat Group Automobiles European financial services business to FAFS, occurred in the second half of 2006.

10.  Result from investments

The item includes the Group’s interest in the net income or loss of the companies accounted for using the equity method for an amount equal to 38 million euros and 66 million euros in the second quarter of 2007 and in the firs half of 2007, respectively (43 million euros and 70 million euros in the corresponding periods of 2006) , the write-downs connected with the impairment loss of financial assets and any reversal, the write-downs of investments classified as available-for-sale, accruals to provisions against investments, income and expense arising from the adjustment to fair value of investments in other entities held for trading, and dividend income.

The Result from investments in the second quarter of 2007 is a profit amounting to 40 million euros (a profit of 46 million euros in the second quarter of 2006) and consists of (amounts in millions of euros): Fiat Group Automobiles Sector Companies 23 (16 in the second quarter of 2006); entities of Agricultural and Construction equipment Sector 10 (19 in the second quarter of 2006), Trucks and Commercial Vehicles Sector Companies 5 (3 in the second quarter of 2006) and other companies 2 (8 in the second quarter of 2006).

The Result from investments in the first half of 2007 is a profit amounting to 76 million euros (a profit of 90 million euros in the first half of 2006) and consists of (amounts in millions of euros): Fiat Group Automobiles Sector Companies 34 (24 in the first half of 2006); entities of Agricultural and Construction equipment Sector 17 (29 in the first half of 2006), Trucks and Commercial Vehicles Sector Companies 2 (21 in the first half of 2006) and other companies 23 (16 in the first half of 2006).

The profit for the first half of 2006 for the Trucks and Commercial Vehicles Sector was due to the release to income of provisions of 15 million euros made in 2005 against risks in connection with a Chinese associate which no longer subsist.

11.  Income taxes

Income taxes consist of the following:

(in millions of euros)	2nd Quarter 2007		2nd Quarter 2006		1st Half 2007		1st Half 2006
Current taxes:
- IRAP	46		39		90		77
- Other taxes	213		90		357		165
Total current taxes		259		129		447		242
Deferred taxes for the period		(14)		80		(7)		45
Taxes relating to prior periods		3		3		6		6
Total Income taxes		248		212		446		293

The increase in the charge for income taxes in the second quarter of 2007 and in the first half of 2007 with respect to the same periods of 2006 mainly arises from improvements in results, in particular those of the foreign companies.

Net deferred tax assets at June 31, 2007 consist of deferred tax assets, net of deferred tax liabilities that have been offset where permissible by the individual companies. The net balance of Deferred tax assets and Deferred tax liabilities may be analyzed as follows:

(in millions of euros)	At June 31, 2007	At December 31, 2006
Deferred tax assets	1,859	1,860
Deferred tax liabilities	(248)	(263)
Net deferred tax assets	1,611	1,597

12.  Earnings per share

As explained in Note 25 to Consolidated financial statements at December 31, 2006, Fiat S.p.A. capital stock is represented by three different classes of shares (ordinary shares, preference shares and saving shares) that participate in dividends with different rights. Profit or loss of the period attributable to each class of share is determined in accordance with the share’s contractual dividend rights.

For this purpose, the net result attributable to the ordinary equity holders of the parent company has been adjusted by the amount of the dividends that would be contractually due to each class of shares in the theoretical event of a total distribution of profits. The total profit allocated to each class of share has then been divided by the weighted average number of outstanding shares in the period to determine earnings per share.

The following table shows for the first half of 2007 and the first half of 2006 the reconciliation between the net result attributable to equity holders of the parent and the profit attributable to each class of shares, as well as, the weighted number of shares outstanding during the period:

		1st Half 2007				1st Half 2006
		Ordinary shares	Preference shares	Saving shares	Total	Ordinary shares	Preference shares	Saving shares	Total
Profit attributable to equity holders of the parent	million of euros				951				418
Prior period dividends to saving shares declared for the period	million of euros	-	-	-	-	-	-	50	50
Dividends due to each class of shares	million of euros	168	32	25	225	169	32	25	226
Theoretical preference right on saving and ordinary shares	million of euros	168	-	12	180	133	-	9	142
Profit available for distribution to all classes of shares	million of euros	468	44	34	546	-	-	-	-
Profit attributable to each class of shares	million of euros	804	76	71	951	302	32	84	418
Weighted average number of shares outstanding	thousand	1,086,134	103,292	79,913	1,269,339	1,087,923	103,292	79,913	1,271,128

Basic earning per share	euros	0.740	0.740	0.895		0.277	0.310	1.052

The following table shows for the second quarter of 2007 and the second quarter of 2006 the reconciliation between the net result attributable to equity holders of the parent and the profit attributable to each class of shares, as well as, the average number of shares outstanding during the period.

		2nd Quarter 2007				2nd Quarter 2006
		Ordinary shares	Preference shares	Saving shares	Total	Ordinary shares	Preference shares	Saving shares	Total
Profit attributable to equity holders of the parent	million of euros				593				280
Profit attributable to each class of shares	Million of euros	511	44	38	593	183	21	76	280
Weighted average number of shares	Thousand	1,083,732	103,292	79,913	1,266,937	1,087,923	103,292	79,913	1,271,128

Basic earning per share	euros	0.472	0.430	0.472		0.168	0.201	0.943

Prior period dividends of 0.62 euros per share were included in the calculation of earnings per share attributable to savings shares for the second quarter of 2006 and the first half of 2006. If these prior period dividends had not been included, basic earnings per savings share would have been 0.365 euros per share in the second quarter of 2006 and 0.474 euros per share in the first half of 2006. Basic earnings per ordinary and preference share would have been 0.210 euros per share in the second quarter of 2006 and 0.319 euros per share in the first half of 2006.

For the purpose of calculating diluted earnings per share for the second quarter of 2007 and the first half of 2007, the average number of outstanding ordinary shares has been increased so as also to take into consideration the effect that would arise if the stock options on Fiat S.p.A. shares were to be exercised, while the result attributable to the Group has been adjusted to take into account the dilutive effects that would arise if the stock options granted by the Group’s subsidiaries on their equity instruments were to be exercised. No dilutive effects arose in the first half of 2007 and 2006 and in the second quarter of 2006 from warrants issued by Fiat S.p.A. on its ordinary shares; this warrants expired in January 2007.

The following table sets out for the first half of 2007 and the second quarter of 2007, together with the corresponding comparative periods in 2006, the weighted number of shares outstanding during the period used in the calculation of diluted earnings per share and diluted earnings per share by class of share.

		1st Half 2007				1st Half 2006
		Ordinary shares	Preference shares	Saving shares	Total	Ordinary shares	Preference shares	Saving shares	Total
Profit attributable to each class of shares	million of euros	803	76	71	950	302	32	84	418
Total number of shares considered in the diluted earning per share	thousands	1,092,498	103,292	79,913	1,275,703	1,087,923	103,292	79,913	1,271,128
Diluted earning per share	euros	0.739	0.735	0.890		0.277	0.310	1.052

		2nd Quarter 2007				2nd Quarter 2006
		Ordinary shares	Preference shares	Saving shares	Total	Ordinary shares	Preference shares	Saving shares	Total
Profit attributable to each class of shares	million of euros	511	44	37	592	183	21	76	280
Total number of shares considered in the diluted earning per share	thousands	1,090,471	103,292	79,913	1,273,676	1,087,923	103,292	79,913	1,271,128
Diluted earning per share	euros	0.472	0.427	0.469		0.168	0.201	0.943

Balance Sheet

13.  Intangible assets

(in millions of euros)	Net of amortisation at December 31, 2006	Additions	Amortisation	Foreign exchange effects and other changes	Net of amortisation at June 30, 2007
Goodwill	2,850	-	-	24	2,874
Development costs	2,776	400	(338)	(15)	2,823
Other	795	54	(97)	53	805
Total Intangible assets	6,421	454	(435)	62	6,502

Goodwill consists principally of net goodwill resulting from the purchase of the Case group and other companies of the Agricultural and Construction Equipment Sector for 1,759 million euros, the Ferrari Sector for 786 million euros, the Pico group and other companies in the Production Systems Sector for 149 million euros, companies in the Components Sector for 109 million euros,), companies in the Trucks and Commercial Vehicles Sector for 56 million euros and companies in the Metallurgical Products Sector for 11 million euros. In particular, the Other changes column includes goodwill of 61 million euros arising from the acquisition of the After Market Parts and Services group.

The addition to Other intangible assets of 54 million euros in the first half of 2007 relates mainly to software.

Foreign exchange losses of 33 million euros in the first half of 2007 principally reflect changes in the Euro/U.S. dollar rate.

The item Other changes includes a reclassification of 57 million euros of expenditure on software previously improperly reported as Property, plant and equipment.

14.  Property, plant and equipment

(in millions of euros)	Net of depreciation at December 31, 2006	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Net of depreciation at June 30, 2007
Property, plant and equipment	9,383	834	(872)	80	(155)	9,270
Assets sold with a buy-back commitment	1,157	174	(67)	-	(122)	1,142
Total Property plant and equipment	10,540	1,008	(939)	80	(277)	10,412

Additions of 1,008 million euros in the first half of 2007 mainly refer to the Automotive Sectors (Fiat Group Automobiles, Trucks and Commercial Vehicles and CNH - Case New Holland). Foreign exchange gains of 80 million euros in the first half of 2007 principally reflect changes in the Euro/Brazilian Real rate.

15.  Investments and other financial assets

(in millions of euros)	At June 30, 2007	At December 31, 2006
Investments	2,129	2,078
Receivables	99	97
Other securities	105	105
Total Investments and other financial assets	2,333	2,280

Changes in Investments are as follows:

(in millions of euros)	At December 31, 2006	Revaluations (write-downs)	Changes in the scope of consolidation	Other changes	At June 30, 2007
Investments	2,078	65	(3)	(11)	2,129

At June 30, 2007 the item Investments totals 2,129 million euros (2,078 million euros at December 31, 2006) and includes, amongst others, the following investments (in millions of euros): Fiat Group Automobiles Financial Services S.p.A. 550 (528 at December 31, 2006), Tofas Turk Otomobil Fabrikasi A.S. 222 (206 at December 31, 2006), Trucks and Commercial Vehicles Finance Holdings Limited 145 (141 at December 31, 2006), Sevel S.p.A. 94 (93 at December 31, 2006), Naveco Ltd. 114 (117 at December 31, 2006), Kobelco Construction Machinery Co. Ltd. 86 (97 at December 31, 2006), Rizzoli Corriere della Sera MediaGroup S.p.A. 117 (107 at December 31, 2006), Mediobanca S.p.A. 253 (268 at December 31, 2006) and I.T.C.A. S.p.A. 26.

Other negative changes of 11 million euros are made up as follows: negative fair value adjustments of 15 million euros arising from the investment in Mediobanca S.p.A.; the negative effect of dividends for 67 million euros distributed by companies accounted for using the equity method and other minor decreases of 12 million euros; net of foreign exchange gains of 3 million euros; purchases and capitalisations amounting to 80 million euros attributable to the purchase of I.T.C.A. S.p.A, a company working in the automotive sector, and other minor companies; and the capitalisation of certain jointly controlled entities for 26 million euros.

Revaluations and write-downs consist of adjustments for the result for the period to the carrying value of investments accounted for under the equity method. Write-downs also include any impairment loss in investments accounted for under the cost method.

16.  Leased assets

(in millions of euros)	Net of depreciation at December 31, 2006	Additions	Depreciation	Foreign exchange effect	Disposals and other changes	Net of depreciation at June 30, 2007
Leased assets	247	140	(32)	(1)	(32)	322

17.  Inventories

(in millions of euros)	At June 30, 2007	At December 31, 2006
Raw materials, supplies and finished goods	9,338	8,240
Work in progress	2,202	2,493
Advances on contract work	(1,989)	(2,286)
Total Inventories	9,551	8,447

At June, 30 2007, Inventories include assets sold with a buy-back commitment by Fiat Group Automobiles for 1,246 million euros (894 million euros at December 31, 2006). Net of this amount, inventories show an increase of 752 million euros in the first half of 2007, manly due to the increase in volumes and to the seasonal increase in CNH-Case New Holland and Trucks and Commercial Vehicles inventories.

The majority of Work in progress and Advances on contract work relate to the Production Systems Sector (Comau).

18.  Current receivables

(in millions of euros)	At June 30, 2007	At December 31, 2006
Trade receivables	5,546	4,944
Receivables from financing activities	12,717	11,743
Other receivables	3,071	2,839
Total Current Receivables	21,334	19,526

Trade receivables have increased by 602 million euros compared to December 31, 2006 as the result of increase in sales of Fiat Group Automobiles, Trucks and Commercial Vehicles, Magneti Marelli and FPT Powertrain technologies.

Other receivables mainly include amounts due from the Tax Authorities, security deposits and miscellaneous receivables.

Receivables from financing activities include the following:

(in millions of euros)	At June 30, 2007	At December 31, 2006
Retail financing	6,902	6,482
Finance leases	621	580
Dealer financing	4,862	4,084
Supplier financing	121	234
Current financial receivables from jointly controlled financial services entities	47	143
Financial receivables from companies under joint control, associates and unconsolidated subsidiaries	38	22
Other	126	198
Total Receivables from financing activities	12,717	11,743

The increase of 974 million euros in Receivables from financing activities is principally due to the increase in the financing given by the CNH - Case New Holland financial services companies, partially offset by the decrease in the financing activities of the Fiat Group Automobiles financial services companies that did not become part of FAFS at the end of 2006 and the decrease in Current financial receivables from jointly controlled financial services entities and in Other financial receivables.

19.  Current securities
At June 30, 2007 Current securities include mainly short-term or marketable securities which represent temporary investments readily convertible into cash, but which do not satisfy the requirements for being classified as cash equivalents. During the first half of 2007 this item decreased by 36 million euros, as a consequence of a changed mix in the temporary investment of funds.

20.  Other financial assets and Other financial liabilities
These items include, respectively, the positive and the negative measurement at fair value of derivative financial instruments at June 30, 2007.

In particular, the overall change in other financial assets (from 382 million euros at December 31, 2006 to 525 million euros at June 30, 2007), and the increase in other financial liabilities (from 105 million euros at December 31, 2006 to 152 million euros at June 30, 2007), is mainly due to the changes in exchange rates and interest rates over the period, as well as to the increase in fair value relating to the equity swap on Fiat shares (approximately 160 million euros at June 30, 2007).

As this item consists principally of hedging instruments, the change in their value is compensated by the change in the value of the hedged item.

21.  Cash and cash equivalents
Cash and cash equivalents include cash at bank, units in liquidity funds and other money market securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.

At June 30, 2007, this item includes approximately 741 million euros (627 million euros at December 31, 2006) of cash whose use is restricted to the repayment of the debt related to securitisations mainly classified in the item Asset-backed financing. During the first half of 2007 the item Cash and cash equivalents decreased by 559 million euros.

22.  Assets and liabilities held for sale
At June 30, 2007 Assets and liabilities held for sale include the assets and liabilities of the Indian business of Fiat Group Automobiles that will be transferred to the joint venture with Tata Motors that is currently being set up, certain properties and buildings held by Fiat Group Automobiles, CNH - Case New Holland and Trucks and Commercial Vehicles, and the carrying value of the assets and liabilities of certain business of Comau Sector.

The items included in Assets held for sale and Liabilities held for sale may be summarised as follows:

(in millions of euros)	At June 30, 2007	At December 31, 2006
Intangible assets	3	8
Property, plant and equipment	180	173
Investments and other financial assets	4	-
Leased assets	-	7
Deferred tax assets	-	6
Inventories	8	37
Trade receivables	20	80
Receivables from financing activities	-	6
Other receivables, Accrued income and prepaid expenses	5	10
Cash and cash equivalents	36	5
Total Assets	256	332
Employee benefits	-	13
Other provisions	28	42
Other debt	42	34
Trade payables	19	172
Deferred tax liabilities	-	4
Other payables, Accrued expenses and deferred income	25	44
Total Liabilities	114	309

At December 31, 2006, the item Assets and Liabilities held for sale consisted of the above-mentioned buildings and factories of Fiat Group Automobiles, Trucks and Commercial Vehicles and CNH - Case New Holland, the assets and liabilities of the subsidiaries Meridian Technologies Inc. and Ingest Facility S.p.A. and the assets and liabilities of the Indian business of Fiat Group Automobiles that will be transferred to the joint venture with Tata Motors that is currently being set up.

23.  Stockholders' equity
Stockholders’ equity has increased by 551 million euros over that at December 31, 2006, a figure which includes the net income for the period of 1,003 million euros, net of dividend distributed of 308 million euros, foreign exchange losses from the translation into euros of the financial statements of subsidiaries denominated in other currencies of 93 million euros, a decrease of 56 million euros arising from the sale of Meridian Technologies Inc. and from the treasury stock buy-back and sale (219 millions of euros). In respect of this latter item a total of 11,081 million ordinary shares were purchased under the treasury stock purchase Programme approved by stockholders on April 5, 2007, with an overall investment being made of 231.3 million euros. The purchase programme, aimed at servicing stock option plans and the investment of liquidity, refers to a maximum number of Fiat S.p.A. treasury shares from the three classes of stock which shall not exceed 10% of the capital stock and a maximum aggregate amount of 1.4 billion euros and will be carried out on the regulated market as follows:

▪  from the effective date on April 10, 2007 and through December 31, 2007, or once the maximum amount of 1.4 billion euros or a number of shares equal to 10% of the capital stock is reached;

▪  maximum purchase price not exceeding 10% of the reference price reported on the Stock Exchange on the day before the purchase is made;

▪  the maximum number of shares purchased daily not exceeding 20% of the total daily trading volume for each class of shares.

On January 29, 2007, the Italian Stock Exchange removed from trading the 2007 Fiat Ordinary Share Warrants issued in 2002 and expired in 2007. The owners of the 65,509,168 outstanding warrants at that date were given the option to subscribe in January 2007 to Fiat S.p.A. ordinary shares in the ratio of one Fiat ordinary share at a price of 29.364 euros for every four warrants held. To date 4,676 warrants have been exercised with the issue of 1,169 shares. As a consequence, on February 1, 2007 the capital stock of Fiat S.p.A. increased from 6,377,257,130 euros to 6,377,262,975 euros and additional paid-in capital increased by 28,481.52 euros.

Capital stock, fully paid-in, amounts to 6,377 million euros at March 31, 2007 and consists of 1,275,452,595 shares as follows:

▪  1,092,247,485 ordinary shares;
▪  103,292,310 preference shares;
▪  79,912,800 savings shares;

All with a par value of 5 euros each.

For more complete information on the capital stock of Fiat S.p.A., reference should be made to Note 25 of the Consolidated Financial Statements at December 31, 2006.

Consolidated gains (losses) recognised directly in equity are as follows:

(in millions of euros)	At June 30, 2007	At December 31, 2006
Gains (losses) recognised directly in the cash flow hedge reserve	90	76
Gains (losses) recognised directly in the available-for-sale reserve	153	170
Gains (losses) on translation differences	387	294
Total Gains (losses) recognised directly in equity	630	540

The decrease in gains recognized directly in the available-for-sale reserve is due to a decline in the fair value of the assets to which it relates.

24.  Provisions

(in millions of euros)	At June 30, 2007		At December 31, 2006
Employee benefits		3,648		3,761
Other provisions:
- Warranty provision	1,290		1,254
- Restructuring provision	477		561
- Investment provision	69		67
- Other risks	2,973		2,968
Total Other provisions		4,809		4,850
Total Provisions		8,457		8,611

Provisions for Employee benefits include provisions for both pension plans and other post employment benefits. The decrease of 113 million includes a foreign exchange loss of 21 million euros arising from changes in the exchange rate between the US dollar and the Euro.

Reserves for risks and charges and other reserves amount to 4,809 million euros at June 30, 2007 (4,850 million euros at December 31, 2006) and include provisions for contractual, commercial and legal risks.

25.   Debt

(in millions of euros)	At June 30, 2007		At December 31, 2006
Asset-backed financing		7,697		8,344
Other debt:
Bonds	8,157		7,297
Borrowings from banks	2,818		3,349
Payables represented by securities	341		315
Other	921		883
Total Other debt		12,237		11,844
Total Debt		19,934		20,188

At June 30, 2007 Debt decreased by 254 million euros. The decrease from December 31, 2006, is attributable to lower asset-backed financing (647 million euros) partly offset by the increase in other debt (approximately 393 million euros).

The increase in Bonds during the first half of 2007 is the result of the issue by Fiat Finance North America Inc. of a bond having a nominal value of 1 billion euros at a price of 99.232 as part of a Global Medium Term Note Programme with a ceiling of 15 billion euros; the bond bears fixed interest at 5.625% and is repayable on June 12, 2017.

Repayment of bonds during the period totalled 21 million euros. During the first half of 2007 the residual debt for an amount of 13 million euros of the 5 year convertible into General Motors Corporation common stock (the “Exchangeable bond”) was repaid at the due date.

The principal bond issues outstanding at June 30, 2007 are as follows:

	Currency	Face value of outstanding bonds (in millions)	Coupon	Maturity	Outstanding amount (in millions of euros)
Global Medium Term Notes:
Fiat Finance & Trade Ltd.(1)	EUR	1,000	6.25%	February 24, 2010	1,000
Fiat Finance & Trade Ltd.(1)	EUR	1,300	6.75%	May 25, 2011	1,300
Fiat Finance & Trade Ltd.(1)	EUR	617	(2)	(2)	617
Fiat Finance & Trade Ltd.(4)	EUR	1,000	5.625%	November 15, 2011	1,000
Fiat Finance North America Inc. (4)	EUR	1,000	5.625%	June 12, 2017	1,000
Others (3)					250
Total Global Medium Term Notes					5,167
Other bonds:
CNH Capital America LLC	USD	127	6.75%	October 21, 2007	94
Case New Holland Inc.	USD	500	6.00%	June 1, 2009	370
Case New Holland Inc. (5)	USD	1,050	9.25%	August 1, 2011	778
Fiat Finance & Trade Ltd. (4)	EUR	1,000	6.625%	February 15, 2013	1,000
Case New Holland Inc.	USD	500	7.125%	March 1, 2014	370
CNH America LLC	USD	254	7.25%	January 15, 2016	188
Total Other bonds					2,800
Hedging effect and amortised cost valuation					190
Total Bonds					8,157
(1)  Bonds listed on the Mercato Obbligazionario Telematico of the Italian stock exchange (EuroMot). In addition, the majority of the bonds issued by the Fiat Group are also listed on the Luxembourg stock exchange.
(2)  “Fiat Step-Up Amortizing 2001-2011” bonds repayable at face value in five equal annual instalments each for 20% of the total issued (617 million euros) due beginning from the sixth year (November 7, 2007) by reducing the face value of each bond outstanding by one-fifth. The last instalment will be repaid on November 7, 2011. The bonds pay coupon interest equal to: 4.40% in the first year (November 7, 2002), 4.60% in the second year (November 7, 2003), 4.80% in the third year (November 7, 2004), 5.00% in the fourth year (November 7, 2005), 5.20% in the fifth year (November 7, 2006), 5.40% in the sixth year (November 7, 2007), 5.90% in the seventh year (November 7, 2008), 6.40% in the eighth year (November 7, 2009), 6.90% in the ninth year (November 7, 2010), 7.40% in the tenth year (November 7, 2011).
(3)  Bonds with amounts outstanding equal to or less than the equivalent of 50 million euros.
(4)  Bond listed on the Irish Stock Exchange.
(5)  CNH announced on June 28, 2007 that this Note will be fully redeemed in advance on August 1, 2007.

Further information about these bonds is included in Note 28 to the Consolidated Financial Statements at December 31, 2006. The prospectuses, the offering circulars or their abstracts relating to the aforementioned principal bond issues are available on the Group’s website at www.fiatgroup.com under “Investor Relations – Financial Reports”.

The Fiat Group intends to repay the issued bonds in cash at maturity by utilizing available liquid resources.

At June 30, 2007, the Fiat Group also had unused committed credit lines of approximately 2 billion euros.

In addition, the companies in the Fiat Group may from time to time buy back bonds on the market that have been issued by the Group, also for purposes of their cancellation. Such buybacks, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions.

Finally, financial payables secured with mortgages and other liens on assets of the Group amount to 288 million euros at June 30, 2007 (190 million euros at December 31, 2006); this amount includes balances of 99 million euros (57 million euros at December 31, 2006) due to creditors for assets acquired under finance leases.

Net financial position
In compliance with Consob Communication No. DEM/6064293 issued on July 28, 2006 and in conformity with the CESR’s Recommendations for the consistent implementation of the European Commission’s Regulation on Prospectuses issued on February 10, 2005, the Net financial position of the Fiat Group is as follows:

(in millions of euros)	At June 30, 2007	At December 31, 2006
Liquidity (a):	7,401	7,965
- Cash and cash equivalents	7,177	7,736
- Cash and cash equivalents included as Assets held for sale	36	5
- Securities held for trading (Current securities)	188	224

Current financial receivables (Receivables from financing activities) (b):	12,717	11,743
- From jointly controlled financial services entities	47	143
- From other related parties	125	48
- From third parties	12,545	11,552

Current financial receivables included as Assets held for sale (c)	-	5

Other current financial assets (Other financial assets) (d)	525	382

Debt (e):	19,934	20,188
- due to related parties	537	734
- due to third parties	19,397	19,454

Debt included as Liabilities held for sale (f)	42	33

Other current financial liabilities (Other financial liabilities) (g)	152	105

Net financial position (h) = (a+b+c+d-e-f-g):	515	(231)
- due to related parties	(365)	(543)
- due to third parties	880	312

The item Receivables from financing activities includes the entire portfolio of the financial services entities, classified as current assets as they will be realised during the normal operating cycle of these companies.

The following is reconciliation between Net financial position as presented in the above table and Net debt as presented in the Report on Operations:

(in millions of euros)	At June 30, 2007	At December 31, 2006
Consolidated net debt as presented in the Report on Operations	(12,155)	(11,836)

Less: Current financial receivables, excluding those due from jointly controlled financial services companies amounting to 47 million euros at June 30, 2007 and to 143 million euros at December 31, 2006	12,670	11,605

Net financial position	515	(231)

Reference should be made to Notes 18, 19, 20 and 21 and the information provided in Note 25 for a further analysis of the items in the table.

26.  Trade payables
Trade payables of 13,951 million euros at June 30, 2007 increased by 1,348 million euros from the amount at December 31, 2006. This change is mainly due to the increase in the level of activities of Fiat Group Automobiles, FPT Powertrain Technologies, CNH - Case New Holland, Trucks and Commercial Vehicles Sectors and Components Sectors.

27.  Other payables
Other payables include 2,788 million euros of amounts payable to customers related to buy-back agreements (2,370 million euros at December 31, 2006).

28.  Accrued expenses and deferred income
The item Accrued liabilities and deferred income includes public investment grants recognised as income over the useful lives of the assets to which they relate. Furthermore, the item comprises deferred income relating to service contracts, as well as accrued liabilities for costs that will be settled in the following periods.

29.  Guarantees granted, commitments and other contingent liabilities

Guarantees granted
At June 30, 2007, the Group has provided guarantees on the debt or commitments of third parties or jointly controlled and associated entities totalling 743 million euros, in line with the amount at December 31, 2006 (726 million euros).

Other commitments and important contractual rights
The Fiat Group has important commitments and rights deriving from outstanding agreements. These commitments and rights are described in Note 32 of the Consolidated Financial Statements at December 31, 2006, to which reference should be made, insofar as no changes occurred in the first half of 2007. In particular, these involve commitments and rights regarding:

▪  relations of Fiat with the Arab fund Mubadala Development Company concerning its holding in the subsidiary Ferrari S.p.A.;
▪  relations of Fiat with Renault concerning the subsidiary Teksid.

Lawsuits and controversies
The Parent Company and certain subsidiaries are party to various lawsuits and controversies. Nevertheless, it is believed that the resolution of these controversies will not cause significant liabilities for which specific risk provisions have not already been set aside.

Sales of receivables
The Group has discounted receivables and bills without recourse having due dates beyond June 30, 2007 amounting to 5,974 million euros (5,697 million euros at December 31, 2006, with due dates beyond that date), which refer to trade receivables and other receivables for 4,793 million euros (4,489 million euros at December 31, 2006) and receivables from financing for 1,181 million euros (1,208 million euros at December 31, 2006). The amount includes receivables, mostly due from the sales network, of 3,408 million euros (3,400 million euros at 31 December 2006) sold to jointly-controlled financial services companies (FAFS) and of 863 million euros (661 million euros at 31 December 2006) sold to associate financial services companies (Iveco Financial Services, controlled by Barclays). The increase which has taken place over the first half of 2007 is connected with the high levels of business volumes and in particular those of Fiat Group Automobiles, CNH - Case New Holland, Trucks and Commercial Vehicles and Magneti Marelli.

30.  Income statement by business sector

(in millions of euros)	Fiat Group Automobiles	Maserati	Ferrari	CNH	Iveco	FPT	Magneti Marelli	Teksid	Comau	Itedi	Other and eliminations	FIAT Group
2nd Quarter 2007
Total net revenues	6,782	177	423	3,269	2,861	1,843	1,274	179	307	105	(2,041)	15,179
Net revenues intersegment (*)	(70)	(5)	(17)	-	(26)	(1,408)	(463)	(56)	(92)	(2)	2,139	-
Net revenues from third parties	6,712	172	406	3,269	2,835	435	811	123	215	103	98	15,179
Trading profit	193	1	70	348	224	77	56	12	1	6	(42)	946
Unusual income (expenses)	(7)	-	-	-	-	-	-	3	(3)	-	7	-
Operating result	186	1	70	348	224	77	56	15	(2)	6	(35)	946
Financial income (expenses)												(111)
Result from investments												40
Result before taxes												875
Income taxes												248
Result from continuing operations												627

(in millions of euros)	Fiat Group Automobiles	Maserati	Ferrari	CNH	Iveco	FPT	Magneti Marelli	Teksid	Comau	Itedi	Other and eliminations	FIAT Group
2nd Quarter 2006
Total net revenues	6,050	148	389	3,014	2,286	1,592	1,146	260	346	108	(1,731)	13,608
Net revenues intersegment (*)	(61)	(16)	(20)	(1)	(8)	(1,189)	(443)	(60)	(73)	(3)	1,874	-
Net revenues from third parties	5,989	132	369	3,013	2,278	403	703	200	273	105	143	13,608
Trading profit	88	(7)	53	273	163	52	50	18	(15)	5	(21)	659
Unusual income (expenses)	(5)	-	-	(1)	-	-	(1)	(1)	(1)	-	9	-
Operating result	83	(7)	53	272	163	52	49	17	(16)	5	(12)	659
Financial income (expenses)												(163)
Result from investments												46
Result before taxes												542
Income taxes												212
Result from continuing operations												330
(*) Intersegment net sales and revenues include revenues between consolidated Group companies relating to different Sectors. Intersegment sales are accounted for at transfer prices that are substantially in line with market.

(in millions of euros)	Fiat Group Automobiles	Maserati	Ferrari	CNH	Iveco	FPT	Magneti Marelli	Teksid	Comau	Itedi	Other and eliminations	FIAT Group
1st Half 2007
Total net revenues	13,084	344	804	5,960	5,348	3,551	2,502	391	536	205	(3,870)	28,855
Net revenues intersegment (*)	(125)	(8)	(44)	(1)	(48)	(2,662)	(903)	(115)	(156)	(4)	4,066	-
Net revenues from third parties	12,959	336	760	5,959	5,300	889	1,599	276	380	201	196	28,855
Trading profit	385	-	101	537	374	121	101	32	(25)	6	(91)	1,541
Unusual income (expenses)	(30)	-	-	-	-	-	-	(3)	(17)	-	50	-
Operating result	355	-	101	537	374	121	101	29	(42)	6	(41)	1,541
Financial income (expenses)												(168)
Result from investments												76
Result before taxes												1,449
Income taxes												446
Result from continuing operations												1,003

(in millions of euros)	Fiat Group Automobiles	Maserati	Ferrari	CNH	Iveco	FPT	Magneti Marelli	Teksid	Comau	Itedi	Other and eliminations	FIAT Group
1st Half 2006
Total net revenues	11,768	269	706	5,666	4,357	3,170	2,342	520	652	202	(3,488)	26,164
Net revenues intersegment (*)	(117)	(18)	(36)	(1)	(47)	(2,354)	(926)	(121)	(131)	(4)	3,755	-
Net revenues from third parties	11,651	251	670	5,665	4,310	816	1,416	399	521	198	267	26,164
Trading profit	145	(26)	64	410	233	86	92	30	(21)	5	(36)	982
Unusual income (expenses)	(5)	-	-	(4)	2	-	(1)	(2)	(1)	1	10	-
Operating result	140	(26)	64	406	235	86	91	28	(22)	6	(26)	982
Financial income (expenses)												(298)
Result from investments												90
Result before taxes												774
Income taxes												293
Result from continuing operations												481
(*) Intersegment net sales and revenues include revenues between consolidated Group companies relating to different Sectors. Intersegment sales are accounted for at transfer prices that are substantially in line with market.

31.  Related party transactions
The Fiat Group engages in transactions with unconsolidated subsidiaries, jointly controlled entities, associated companies and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved.

The effects of such transactions on the Consolidated income statements for the first half of 2007 and the first half of 2006 are as follows:

		of which: with related parties
(in millions of euros)	1st Half 2007	Unconsolidated Subsidiaries	Jointly controlled entities	Associated companies	Other related parties	Total related parties	Effect on Total (%)
Net revenues	28,855	44	1,094	120	1	1,259	4.4%
Cost of sales	24,060	4	1,803	23	16	1,846	7.7%
Selling, general and administrative costs	2,531	2	11	7	45	65	2.6%

		of which: with related parties
(in millions of euros)	1st Half 2006	Unconsolidated Subsidiaries	Jointly controlled entities	Associated companies	Other related parties	Total related parties	Effect on Total (%)
Net revenues	26,164	7	836	219	-	1,062	4.1%
Cost of sales	22,068	-	1,391	88	5	1,484	6.7%
Selling, general and administrative costs	2,409	-	-	3	22	25	1.0%

The effects on the Fiat Group Consolidated balance sheets at June 30, 2007 and at December 31, 2006 are as follows:

		of which: with related parties
(in millions of euros)	At June 30, 2007	Unconsolidated Subsidiaries	Jointly controlled entities	Associated companies	Other related parties	Total related parties	Effect on Total (%)
Other investments and non-current financial assets	588	68	-	31	-	99	16.8%
Inventories	9,551	-	12	-	-	12	0.1%
Current Trade receivables	5,546	36	340	96	-	472	8.5%
Current Receivables from financing activities	12,717	27	131	14	-	172	1.4%
Other current receivables	3,071	7	16	5	-	28	0.9%
Asset-backed financing	7,697	-	143	190	-	333	4.3%
Other debt	12,237	33	89	82	-	204	1.7%
Trade payables	13,951	29	942	43	15	1,029	7.4%
Other payables	6,217	1	61	-	5	67	1.1%

		of which: with related parties
(in millions of euros)	At December 31, 2006	Unconsolidated Subsidiaries	Jointly controlled entities	Associated companies	Other related parties	Total related parties	Effect on Total (%)
Other investments and non-current financial assets	561	23	-	35	-	58	10.3%
Inventories	8,447	-	24	-	-	24	0.3%
Current Trade receivables	4,944	18	280	78	1	377	7.6%
Current Receivables from financing activities	11,743	13	174	4	-	191	1.6%
Other current receivables	2,839	13	129	3	-	145	5.1%
Asset-backed financing	8,344	-	124	272	-	396	4.7%
Other debt	11,844	40	266	32	-	338	2.9%
Trade payables	12,603	3	947	55	-	1,005	8.0%
Other payables	5,019	1	44	-	-	45	0.9%

Transactions with jointly controlled entities

Significant transactions with jointly controlled entities are set out as follows:

▪  Net revenues: transactions consist principally of the sales of vehicles and components, including engines and gearboxes, production systems, and the rendering of services, to the following companies:

(in millions of euros)	1st Half 2007	1st Half 2006
Tofas-Turk Otomobil Fabrikasi Tofas A.S., for the sale of motor vehicles	421	418
Società Europea Veicoli Leggeri-Sevel S.p.A., for the sale of engines, other components and production systems	401	295
FAFS	124	-
Iveco Fiat-Oto Melara Società consortile, for the sale of vehicles and special transport	59	50
Société Européenne de Véhicules Légers du Nord-Sevelnord Société Anonyme, for the sale of engines and other components and production systems	41	40
New Holland Trakmak Traktor A.S., for the sale of Agricultural and construction equipment	2	-
New Holland HFT Japan Inc., for the sale of Agricultural and construction equipment	6	15
Other minor amounts	40	18
Total Net revenues from jointly controlled entities	1,094	836

▪  Cost of sales: transactions have taken place principally with the following companies:

(in millions of euros)	1st Half 2007	1st Half 2006
Tofas-Turk Otomobil Fabrikasi Tofas A.S., for the purchase of motor vehicles	454	425
Società Europea Veicoli Leggeri-Sevel S.p.A., for the purchase of motor vehicles	869	583
Société Européenne de Véhicules Légers du Nord-Sevelnord Société Anonyme, for the purchase of motor vehicles	307	232
FAFS	72	-
Other minor amounts	101	151
Total Cost of sales for purchases from jointly controlled entities	1,803	1,391

▪  Current trade receivables: these relate to receivables resulting from the revenues discussed above and, starting from December 2006, those arising from the Group’s trade relationships with FAFS, which mostly regard the sales of vehicles leased out by FAFS in its own turn under operating or financial lease arrangements. In particular:

(in millions of euros)	At June 30, 2007	At December 31, 2006
FAFS	160	46
Tofas-Turk Otomobil Fabrikasi Tofas A.S.	79	82
Società Europea Veicoli Leggeri-Sevel S.p.A.	51	110
Société Européenne de Véhicules Légers du Nord-Sevelnord Société Anonyme	5	1
Other minor amounts	45	41
Total Current trade receivables due from jointly controlled entities	340	280

▪  Current receivables from financing activities of 131 million euros at June 30, 2007 (174 million euros at December 31, 2006): these relate to receivables resulting from financial activities carried out by the Group with jointly controlled entities (Sevel) and receivables of 47 million euros at June 30, 2007 (143 million euros at December 31, 2006) from jointly controlled financial service companies (FAFS) resulting from the financing of the sales network.

▪  Other current receivables of 16 million euros at June 30, 2007 (129 million euros at December 31, 2006): these relate mostly to other receivables of 1 million euros due from FAFS (113 million euros at December 31, 2006). At December 31, 2006, this item included 98 million euros related to the extended term consideration due in connection with the transaction by which the joint venture was established, collected in the first half of 2007.

▪  Asset-backed financing of 143 million euros at June 30, 2007 (124 million euros at 31 December 31, 2006): these relate to amounts due to FAFS for sales of receivables which do not qualify as sales under IAS 39.

▪  Other financial payables of 89 million euros at June 30, 2007 (266 million euros at December 31, 2006): this item includes 54 million euros at June 30, 2007 (243 million euros at December 31, 2006) of other payables of a financial nature due to FAFS.

▪  Trade payables: these relate to payables resulting from the costs discussed above and, starting from December 2006, those arising from the Group’s trade relationships with FAFS. In particular:

(in millions of euros)	At June 30, 2007	At December 31, 2006
Tofas-Turk Otomobil Fabrikasi Tofas A.S.	187	152
Società Europea Veicoli Leggeri-Sevel S.p.A.	575	655
Société Européenne de Véhicules Légers du Nord-Sevelnord Société Anonyme	120	56
FAFS	50	76
Other minor amounts	10	8
Total Trade payables due to jointly controlled entities	942	947

Transactions with associated companies

The principal transactions are as follows:

▪  Revenues: transactions consist principally of the sales of vehicles and components, including engines and gearboxes, production systems, and the provision of services, to the following companies:

(in millions of euros)	1st Half 2007	1st Half 2006
Iveco Finance Holdings Ltd. (a subsidiary of the Barclays group), for the sale of industrial vehicles leased out by the associate	44	91
Otoyol Sanayi A.S., for the sale of industrial vehicles	6	37
Other minor amounts	70	91
Total Revenues from associated companies	120	219

▪  Current trade receivables of 96 million euros at June 30, 2007 (78 million euros at December 31, 2006): these relate to receivables resulting from the revenues discussed above.

Transactions with other related parties

The principal transaction in this category relates to an amount of 16 million euros in the first half of 2007 (5 million euros in the first half of 2006) classified in cost of sales; included in this balance is the purchase of goods of 7 million euros in the first half of 2007 (5 million euros in the first half of 2006) for the high range and de-luxe upholstery of the Group's automobiles from Poltrona Frau S.p.A., a company listed on the Milan Stock Exchange in which the chairman of the Board of Directors of Fiat S.p.A., Luca Cordero di Montezemolo, has an indirect investment.

Emoluments to Directors, Statutory Auditors and Key Management

The fees of the Director and Statutory Auditors of Fiat S.p.A. for carrying out their respective functions, including those in other consolidated companies, are as follows

(in thousands of euros)		1st Half 2007	1st Half 2006
Directors	(a)	30,633	9,872
Statutory auditors		99	91
Total Emoluments		30,732	9,963
(a) This amount includes for both the first half of 2007 and the first half of 2006 the notional compensation cost arising from stock options granted to the Chief Executive Officer.

The aggregate expense incurred in the first half of 2007 for the compensation of Executives with strategic responsibilities of the Group amounts to approximately 10 million euros. This amount is inclusive of the following:

▪  the amount contributed by the Fiat Group to State and employer defined contribution pension funds of approximately 3 million euros;

▪  the amount contributed by the Fiat Group to a special defined benefit plan for certain senior Executives amounting to 0.1 million euros.

These costs consist of compensation for Executives with strategic responsibilities who were already working for the Group in 2006 and continue with the Group at present.

32.  Non-recurring transactions
Pursuant to the Consob Communication No. DEM/6064293 of July 28, 2006, there were not significant non-recurring operations carried out by the Fiat Group in the first half of 2007.

For disclosure purposes it is recalled that the Group has entered certain important targeted industrial and/or sales agreements during the period (in some cases these are still at the stage of the “Letter of intent”) under which manufacturing and/or commercial joint ventures will be set up in foreign countries (including India and Russia), development and growth will be agreed with other operators in the automotive business and vehicles will be constructed on behalf of other manufacturers and/or the manufacturing know how will be sold. By June 30, 2007 these agreements, which have by now become part of the Group’s ordinary operations, had not yet had a significant effect on the amounts stated in the consolidated financial statements.

33.  Transactions resulting from unusual and/or abnormal operations
Pursuant to the Consob Communication No. DEM/6064293 of July 28, 2006, the Group has not taken part in the first half of 2007 in any unusual and/or abnormal operations as defined in that Communication (reference should be made to the section Format of the financial statements for a definition of these).

34.  Translation of financial statements denominated in a currency other than the euros
The principal exchange rates used to translate into euros the financial statements prepared in currencies other than the euros were as follows:

	1st Half 2007		At December 31, 2006	1st Half 2006
	Average	At June 30		Average	At June 30
US dollar	1.329	1.351	1.317	1.230	1.271
Pound sterling	0.675	0.674	0.672	0.687	0.692
Swiss franc	1.632	1.655	1.607	1.561	1.567
Polish zloty	3.844	3.768	3.831	3.890	4.055
Brazilian real	2.717	2.601	2.815	2.697	2.751
Argentine peso	4.134	4.190	4.066	3.786	3.944

Other information
During the first half of 2007, the Group had an average number of employees of 175,737, compared to an average of 173,891 during the first half of 2006.

Significant Events Occurring since the End of the Period and Business Outlook

On July 4, 2007, Fiat Group Automobiles launched the Fiat 500, an event that aroused international interest and occurred exactly 50 years after the introduction of its historic predecessor. Following its launch in the Italian and French markets, orders received by dealers total 57 thousand units, and most of the 2007 production is sold out.

Information on the business outlook for the balance of the year is provided in the Overview of this Report.

Appendix

THE COMPANIES OF THE FIAT GROUP
at June 30, 2007

As required by Consob Resolution no. 11971 of May 14, 1999 as amended (Article 126 of the Regulations), a complete list of the companies and significant investments of the Group is provided below.

The companies on this list have been classified according to percentage of ownership, method of consolidation and type of business.

The information provided for each company includes: name, registered office, country and capital stock stated in the original currency. The percentage of Group consolidation and the percentage held by Fiat S.p.A. or its subsidiaries are also shown.

A separate column shows the percentage held of the voting rights at the ordinary stockholders meeting, when this figure differs from the percentage interest held in the company.

Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Controlling company
Parent company
Fiat S.p.A.	Turin	Italy	6,377,262,975	EUR	-	-	-	-
Subsidiaries consolidated on a line-by-line basis
Automobiles
Fiat Group Automobiles S.p.A.	Turin	Italy	745,031,979	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000
ABARTH & C. S.p.A.	Chivasso	Italy	1,500,000	EUR	100.00	Fiat Group Automobiles S.p.A.	100.000
Alfa Romeo Automobiles S.p.A.	Turin	Italy	120,000	EUR	100.00	Fiat Group Automobiles S.p.A.	100.000
Banco Fidis de Investimento SA	Betim	Brazil	116,235,465	BRL	100.00	Fidis S.p.A.	98.970
						Fiat Automoveis S.A. - FIASA	1.030
Clickar Assistance S.R.L.	Turin	Italy	335.632	EUR	100.00	Fidis S.p.A.	100.000
Customer Services Centre S.r.l.	Turin	Italy	2,500,000	EUR	100.00	Fiat Group Automobiles S.p.A.	100.000
Easy Drive S.r.l.	Turin	Italy	10,400	EUR	100.00	Fiat Group Automobiles S.p.A.	99.000
						Fiat Center Italia S.p.A.	1.000
Fiat Auto Argentina S.A.	Buenos Aires	Argentina	476,464,366	ARS	100.00	Fiat Group Automobiles S.p.A.	72.495
						Fiat Automoveis S.A. - FIASA	27.505
Fiat Auto Dealer Financing SA	Brussels	Belgium	62,000	EUR	99.84	Fiat Group Automobiles Belgium S.A.	99.839
Fiat Auto Hellas S.A.	Argyroupoli	Greece	62,033,499	EUR	100.00	Fiat Finance Netherlands B.V.	100.000
Fiat Auto (Ireland) Ltd.	Dublin	Ireland	5,078,952	EUR	100.00	Fiat Finance Netherlands B.V.	100.000
Fiat Auto Japan K.K.	Minatu-Ku. Tokyo	Japan	420,000,000	JPY	100.00	Fiat Group Automobiles S.p.A.	100.000
Fiat Auto Maroc S.A.	Casablanca	Morocco	1,000,000	MAD	99.95	Fiat Group Automobiles S.p.A.	99.950
Fiat Auto Poland S.A.	Bielsko-Biala	Poland	660,334,600	PLN	100.00	Fiat Group Automobiles S.p.A.	100.000
Fiat Auto South Africa (Proprietary) Ltd	Sunninghill	South Africa	640	ZAR	100.00	Fiat Group Automobiles S.p.A.	100.000
Fiat Auto Var S.r.l.	Turin	Italy	7,370,000	EUR	100.00	Fiat Group Automobiles S.p.A.	100.000
Fiat Automobil AG	Heilbronn	Germany	82,650,000	EUR	100.00	Fiat Finance Netherlands B.V.	99.000
						Fiat Group Automobiles Switzerland S.A.	1.000
Fiat Automobil GmbH	Vienna	Austria	37,000	EUR	100.00	Fiat Finance Netherlands B.V.	100.000
Fiat Automobil Vertriebs GmbH	Frankfurt	Germany	8,700,000	EUR	100.00	Fiat Automobil AG	100.000
Fiat Automobiles S.p.A.	Turin	Italy	120,000	EUR	100.00	Fiat Group Automobiles S.p.A.	100.000
Fiat Automoveis S.A. - FIASA	Betim	Brazil	1,233,506,013	BRL	100.00	Fiat Group Automobiles S.p.A.	100.000
Fiat Center Italia S.p.A.	Turin	Italy	2,000,000	EUR	100.00	Fiat Group Automobiles S.p.A.	100.000
Fiat Center (Suisse) S.A.	Meyrin	Switzerland	13,000,000	CHF	100.00	Fiat Group Automobiles Switzerland S.A.	100.000
Fiat CR Spol. S.R.O.	Prague	Czech Republic	1,000,000	CZK	100.00	Fiat Group Automobiles S.p.A.	100.000
Fiat Credito Compania Financiera S.A.	Buenos Aires	Argentina	142,630,748	ARS	100.00	Fidis S.p.A.	100.000
Fiat Finance Netherlands B.V.	Amsterdam	Netherlands	690,000,000	EUR	100.00	Fiat Group Automobiles S.p.A.	100.000
Fiat France	Trappes	France	235,480,520	EUR	100.00	Fiat Finance Netherlands B.V.	100.000
Fiat Group Automobiles Belgium S.A.	Brussels	Belgium	18,600,000	EUR	100.00	Fiat Finance Netherlands B.V.	99.998
						Fiat Group Automobiles Switzerland S.A.	0.002
Fiat Group Automobiles Denmark A/S	Glostrup	Denmark	55,000,000	DKK	100.00	Fiat Finance Netherlands B.V.	100.000
Fiat Group Automobiles Netherlands B.V.	Lijnden	Netherlands	5,672,250	EUR	100.00	Fiat Netherlands Holding N.V.	100.000
Fiat Group Automobiles Portugal, S.A.	Alges	Portugal	1,000,000	EUR	100.00	Fiat Finance Netherlands B.V.	100.000
Fiat Group Automobiles Spain S.A.	Alcalá De Henares	Spain	8,079,280	EUR	100.00	Fiat Finance Netherlands B.V.	99.998
						Fiat Group Automobiles Switzerland S.A.	0.002
Fiat Group Automobiles Switzerland S.A.	Schlieren	Switzerland	21,400,000	CHF	100.00	Fiat Group Automobiles S.p.A.	100.000
Fiat Group Automobiles UK Ltd	Slough Berkshire	United Kingdom	44,600,000	GBP	100.00	Fiat Finance Netherlands B.V.	100.000
(*) Fiat India Automobiles Private Limited	Mumbai	India	19,620,126,500	INR	100.00	Fiat Group Automobiles S.p.A.	100.000
(*) Fiat India Private Ltd.	Mumbai	India	8,363,617,700	INR	100.00	Fiat India Automobiles Private Limited	52.196	52.628
						Fiat Group Automobiles S.p.A.	47.804	47.372
Fiat Light Commercial Vehicles S.p.A.	Turin	Italy	120,000	EUR	100.00	Fiat Group Automobiles S.p.A.	100.000
Fiat Magyarorszag Kereskedelmi KFT.	Budapest	Hungary	150,000,000	HUF	100.00	Fiat Group Automobiles S.p.A.	100.000
Fiat Purchasing Italia S.r.l.	Turin	Italy	600,000	EUR	100.00	Fiat Group Automobiles S.p.A.	100.000
FIAT Purchasing Poland Sp. z o.o.	Bielsko-Biala	Poland	300,000	PLN	100.00	Fiat Group Automobiles S.p.A.	100.000
Fiat Real Estate Germany GmbH	Frankfurt	Germany	25,000	EUR	100.00	Fiat Automobil Vertriebs GmbH	100.000
Fiat SR Spol. SR.O.	Bratislava	Slovack Republic	1,000,000	SKK	100.00	Fiat Group Automobiles S.p.A.	100.000
Fiat Teamsys GmbH	Heilbronn	Germany	500,000	EUR	100.00	Fiat Automobil AG	100.000
Fiat Versicherungsdienst GmbH	Heilbronn	Germany	26,000	EUR	100.00	Fiat Automobil AG	51.000
						Rimaco S.A.	49,000
Fidis Hungary Ltd. under liquidation	Budapest	Hungary	13,000	EUR	100.00	Fidis S.p.A.	100.00
Fidis S.p.A.	Turin	Italy	250,000,000	EUR	100.00	Fiat Group Automobiles S.p.A.	99.000
						Nuove Iniziative Finanziarie 2 S.r.l.	0.100
i-FAST Automotive Logistics S.r.l.	Turin	Italy	500,000	EUR	100.00	Fiat Group Automobiles S.p.A.	100.000
International Metropolitan Automotive Promotion (France) S.A.	Trappes	France	2,977,680	EUR	100.00	Fiat France	99.997
Italian Automotive Center S.A.	Brussels	Belgium	8,500,000	EUR	100.00	Fiat Group Automobiles Belgium S.A.	99.988
						Nuove Iniziative Finanziarie 2 S.r.l.	0.012
Italian Motor Village S.A.	Alges	Portugal	50,000	EUR	100.00	Fiat Group Automobiles Portugal, S.A.	100.000
Italian Motor Village, S.L.	Alcalá De Henares	Spain	1,454,420	EUR	100.00	Fiat Group Automobiles Spain S.A.	100.000
Lancia Automobiles S.p.A.	Turin	Italy	120,000	EUR	100.00	Fiat Group Automobiles S.p.A.	100.000
Sata-Società Automobilistica Tecnologie Avanzate S.p.A.	Melfi	Italy	276,640,000	EUR	100.00	Fiat Group Automobiles S.p.A.	100.000
SCDR Automotive Limited	Basildon	United Kingdom	50,000	GBP	100.00	Società di Commercializzazione e Distribuzione Ricambi S.p.A.	100.000
SCDR (Ireland) Limited	Dublin	Ireland	70,000	EUR	100.00	Società di Commercializzazione e Distribuzione Ricambi S.p.A.	100.000
SCDR (Switzerland) S.A.	Schlieren	Switzerland	100,000	CHF	100.00	Società di Commercializzazione e Distribuzione Ricambi S.p.A.	100.000
Società di Commercializzazione e Distribuzione Ricambi S.p.A.	Turin	Italy	100,000	EUR	100.00	Fiat Group Automobiles S.p.A.	100.000
Targa Rent S.r.l.	Turin	Italy	310,000	EUR	100.00	Fidis S.p.A.	100.000
Targasys Espana S.L.	Alcalá De Henares	Spain	5,000	EUR	100.00	Fiat Group Automobiles Spain S.A.	100.000
Ferrari
Ferrari S.p.A.	Modena	Italy	20,260,000	EUR	85.00	Fiat S.p.A.	85.000
Charles Pozzi S.a.r.l.	Levallois-Perret	France	959.519	EUR	85.00	Ferrari West Europe S.A.	100.000
Ferrari Deutschland GmbH	Wiesbaden	Germany	1,000,000	EUR	85.00	Ferrari International S.A.	100.000
Ferrari Financial Services AG	Munich	Germany	1,777,600	EUR	76.50	Ferrari Financial Services S.p.A.	100.000
Ferrari Financial Services, Inc.	Wilmington	U.S.A.	1,000	USD	76.50	Ferrari Financial Services S.p.A.	100.000
Ferrari Financial Services S.p.A.	Modena	Italy	5,100,000	EUR	76.50	Ferrari S.p.A.	90.000
Ferrari GB Limited	Slough Berkshire	United Kingdom	50,000	GBP	85.00	Ferrari International S.A.	100.000
Ferrari GE.D. S.p.A.	Modena	Italy	11,570,000	EUR	85.00	Ferrari S.p.A.	100.000
Ferrari International S.A.	Luxembourg	Luxembourg	13,112,000	EUR	85.00	Ferrari S.p.A.	99.999
						Ferrari N.America Inc.	0.001

(*) Assets held for sale.

Subsidiaries consolidated on a line-by-line basis (continued)
Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Ferrari N.America Inc.	Englewood Cliffs	U.S.A.	200,000	USD	85.00	Ferrari S.p.A.	100.000
Ferrari San Francisco Inc.	Mill Valley	U.S.A.	100,000	USD	85.00	Ferrari N.America Inc.	100.000
Ferrari (Suisse) SA	Nyon	Switzerland	1,000,000	CHF	85.00	Ferrari International S.A.	100.000
Ferrari West Europe S.A.	Levallois-Perret	France	280,920	EUR	85.00	Société Française de Participations Ferrari - S.F.P.F. S.A.R.L.	100.000
GSA-Gestions Sportives Automobiles S.A.	Meyrin	Switzerland	1,000,000	CHF	85.00	Ferrari International S.A.	100.000
Pozzi Rent Snc	Lyon	France	15.256	EUR	85.00	Ferrari West Europe S.A.	100.000
Société Française de Participations Ferrari - S.F.P.F. S.A.R.L.	Levallois-Perret	France	6,000,000	EUR	85.00	Ferrari International S.A.	100.000
410 Park Display Inc.	New York	U.S.A.	100	USD	85.00	Ferrari N.America Inc.	100.000
Maserati
Maserati S.p.A.	Modena	Italy	40,000,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000
Maserati Deutschland GmbH	Wiesbaden	Germany	500,000	EUR	100.00	Maserati S.p.A.	100.000
Maserati GB Limited	Slough Berkshire	United Kingdom	20,000	GBP	100.00	Maserati S.p.A.	100.000
Maserati North America Inc.	Englewood Cliffs	U.S.A.	1,000	USD	100.00	Maserati S.p.A.	100.000
Maserati (Suisse) S.A.	Nyon	Switzerland	250,000	CHF	100.00	Maserati S.p.A.	100.000
Maserati West Europe societé par actions simplifiée	Paris	France	37,000	EUR	100.00	Maserati S.p.A.	100.000
Agricultural and Construction Equipment
CNH Global N.V.	Amsterdam	Netherlands	533,257,907	EUR	89.45	Fiat Netherlands Holding N.V.	89.394	89.452
						CNH Global N.V.	0.065	0.000
Banco CNH Capital S.A.	Curitiba	Brazil	252,285,242	BRL	89.45	CNH Global N.V.	98.760
						CNH Latin America Ltda.	1.240
Bli Group Inc.	Wilmington	U.S.A.	1,000	USD	89.45	CNH America LLC	100.000
Blue Leaf I.P. Inc.	Wilmington	U.S.A.	1,000	USD	89.45	Bli Group Inc.	100.000
Case Brazil Holdings Inc.	Wilmington	U.S.A.	1,000	USD	89.45	CNH America LLC	100.000
Case Canada Receivables, Inc.	Calgary	Canada	1	CAD	89.45	CNH Capital America LLC	100.000
Case Construction Machinery (Shanghai) Co., Ltd	Shanghai	People's Rep.of China	5,000,000	USD	89.45	KCNH Construction Investments	100.000
Case Credit Holdings Limited	Wilmington	U.S.A.	5	USD	89.45	CNH Capital America LLC	100.000
Case Equipment Holdings Limited	Wilmington	U.S.A.	5	USD	89.45	CNH America LLC	100.000
Case Equipment International Corporation	Wilmington	U.S.A.	1,000	USD	89.45	CNH America LLC	100.000
Case Europe S.a.r.l.	Le Plessis-Belleville	France	7.622	EUR	89.45	CNH America LLC	100.000
Case Harvesting Systems GmbH	Berlin	Germany	281.211	EUR	89.45	CNH America LLC	100.000
CASE IH Machinery Trading (Shanghai) Co. Ltd.	Shanghai	People's Rep.of China	2,250,000	USD	89.45	CNH America LLC	100.000
Case India Limited	Wilmington	U.S.A.	5	USD	89.45	CNH America LLC	100.000
Case International Marketing Inc.	Wilmington	U.S.A.	5	USD	89.45	CNH America LLC	100.000
Case LBX Holdings Inc.	Wilmington	U.S.A.	5	USD	89.45	CNH America LLC	100.000
Case New Holland Inc.	Wilmington	U.S.A.	5	USD	89.45	CNH Global N.V.	100.000
Case United Kingdom Limited	Basildon	United Kingdom	3,763,618	GBP	89.45	CNH America LLC	100.000
CNH America LLC	Wilmington	U.S.A.	0	USD	89.45	Case New Holland Inc.	100.000
CNH Argentina S.A.	Buenos Aires	Argentina	29,611,105	ARS	89.45	New Holland Holdings Argentina S.A.	80.654
						CNH Latin America Ltda.	19.346
CNH Asian Holding Limited N.V.	Zedelgem	Belgium	34,594,401	EUR	89.45	CNH Global N.V.	100.000
CNH Australia Pty Limited	St. Marys	Australia	306,785,439	AUD	89.45	CNH Global N.V.	100.000
CNH Baumaschinen GmbH	Berlin	Germany	61,355,030	EUR	89.45	CNH Europe Holding S.A.	100.000
CNH Belgium N.V.	Zedelgem	Belgium	27,268,300	EUR	89.45	CNH Europe Holding S.A.	100.000
CNH Canada, Ltd.	Toronto	Canada	28,000,100	CAD	89.45	CNH Global N.V.	100.000
CNH Capital America LLC	Wilmington	U.S.A.	0	USD	89.45	CNH Capital LLC	100.000
CNH Capital Australia Pty Limited	St. Marys	Australia	83,248,874	AUD	89.45	CNH Australia Pty Limited	100.000
CNH Capital Automotive Receivables LLC	Wilmington	U.S.A.	0	USD	89.45	CNH Capital America LLC	100.000
CNH Capital Benelux	Zedelgem	Belgium	6,350,000	EUR	89.45	CNH Global N.V.	98.999
						CNH Capital U.K. Ltd	1.001
CNH Capital Canada Ltd.	Calgary	Canada	1	CAD	89.45	Case Credit Holdings Limited	99.500
						CNH Canada, Ltd.	0.500
CNH Capital (Europe) plc	Dublin	Ireland	38,100	EUR	89.45	CNH Capital plc	99.984
						CNH Europe Holding S.A.	0.003
						CNH Financial Services A/S	0.003
						CNH Global N.V.	0.003
						CNH Trade N.V.	0.003
						CNH Financial Services S.A.S.	0.002
						CNH Financial Services S.r.l.	0.002
CNH Capital Insurance Agency Inc.	Wilmington	U.S.A.	5	USD	89.45	CNH Capital America LLC	100.000
CNH Capital LLC	Wilmington	U.S.A.	0	USD	89.45	CNH America LLC	100.000
CNH Capital plc	Dublin	Ireland	6,386,791	EUR	89.45	CNH Global N.V.	100.000
CNH Capital RACES LLC	Wilmington	U.S.A.	1,000	USD	89.45	CNH Capital America LLC	100.000
CNH Capital Receivables LLC	Wilmington	U.S.A.	0	USD	89.45	CNH Capital America LLC	100.000
CNH Capital U.K. Ltd	Basildon	United Kingdom	10,000,001	GBP	89.45	CNH Global N.V.	100.000
CNH Componentes, S.A. de C.V.	São Pedro	Mexico	135,634,842	MXN	89.45	CNH America LLC	100.000
CNH Danmark A/S	Hvidovre	Denmark	12,000,000	DKK	89.45	CNH Europe Holding S.A.	100.000
CNH Deutschland GmbH	Heilbronn	Germany	18,457,650	EUR	89.45	CNH Europe Holding S.A.	100.000
CNH Engine Corporation	Wilmington	U.S.A.	1,000	USD	89.45	CNH America LLC	100.000
CNH Europe Holding S.A.	Luxembourg	Luxembourg	300,000,000	USD	89.45	CNH Global N.V.	100.000
CNH Financial Services A/S	Hvidovre	Denmark	500,000	DKK	89.45	CNH Global N.V.	100.000
CNH Financial Services GmbH	Heilbronn	Germany	1,151,000	EUR	89.45	CNH Europe Holding S.A.	100.000
CNH Financial Services S.A.S.	Puteaux	France	28,860,625	EUR	89.45	CNH Global N.V.	98.040
						CNH Capital Benelux	1.960
CNH Financial Services S.r.l.	Modena	Italy	10,400	EUR	89.45	CNH Capital plc	100.000
CNH France S.A.	Morigny-Champigny	France	138,813,150	EUR	89.45	CNH Europe Holding S.A.	100.000
CNH International S.A.	Paradiso	Switzerland	100,000	CHF	89.45	CNH Global N.V.	100.000
CNH Italia s.p.a.	Modena	Italy	15,600,000	EUR	89.45	CNH Osterreich GmbH	75.000
						CNH Global N.V.	25.000
CNH Latin America Ltda.	Contagem	Brazil	355,332,946	BRL	89.45	CNH Global N.V.	85.658
						Case Brazil Holdings Inc.	12.557
						Case Equipment International Corporation	1.785
CNH Maquinaria Spain S.A.	Coslada	Spain	21,000,000	EUR	89.45	CNH Europe Holding S.A.	100.000
CNH Osterreich GmbH	St. Valentin	Austria	2,000,000	EUR	89.45	CNH Global N.V.	100.000
CNH Polska Sp. z o.o.	Plock	Poland	162,591,660	PLN	89.45	CNH Belgium N.V.	99.995
						Fiat Polska Sp. z o.o.	0.005
CNH Portugal-Comercio de Tractores e Maquinas Agricolas Ltda	Carnaxide	Portugal	498.798	EUR	89.45	CNH Europe Holding S.A.	99.980
						CNH Italia s.p.a.	0.020
CNH Receivables LLC	Wilmington	U.S.A.	0	USD	89.45	CNH Capital America LLC	100.000

Subsidiaries consolidated on a line-by-line basis (continued)
Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
CNH Serviços Técnicos e Desenvolvimento de Negocios Ltda	Curitiba	Brazil	1,000,000	BRL	89.45	Banco CNH Capital S.A.	100.000
CNH Trade N.V.	Amsterdam	Netherlands	50,000	EUR	89.45	CNH Global N.V.	100.000
CNH U.K. Limited	Basildon	United Kingdom	91,262,275	GBP	89.45	New Holland Holding Limited	100.000
CNH Wholesale Receivables LLC	Wilmington	U.S.A.	0	USD	89.45	CNH Capital America LLC	100.000
Fiatallis North America LLC	Wilmington	U.S.A.	32	USD	89.45	CNH America LLC	100.000
Flexi-Coil (U.K.) Limited	Basildon	United Kingdom	3,291,776	GBP	89.45	CNH Canada, Ltd.	100.000
Harbin New Holland Tractors Co., Ltd.	Harbin	People's Rep.of China	2,859,091	USD	89.45	CNH Asian Holding Limited N.V.	99.000
						CNH Europe Holding S.A.	1.000
HFI Holdings Inc.	Wilmington	U.S.A.	1,000	USD	89.45	CNH America LLC	100.000
JV Uzcaseagroleasing LLC	Tashkent	Uzbekistan	0	USD	45.62	Case Credit Holdings Limited	51.000
JV UzCaseMash LLC	Tashkent	Uzbekistan	0	USD	53.67	Case Equipment Holdings Limited	60.000
JV UzCaseService LLC	Tashkent	Uzbekistan	0	USD	45.62	Case Equipment Holdings Limited	51.000
JV UzCaseTractor LLC	Tashkent	Uzbekistan	0	USD	45.62	Case Equipment Holdings Limited	51.000
KCNH Construction Investments	Port Louis	Mauritius	2	USD	89.45	CNH Italia s.p.a.	100.000
Kobelco Construction Machinery America LLC	Wilmington	U.S.A.	0	USD	58.14	New Holland Excavator Holdings LLC	65.000
MBA AG	Bassersdorf	Switzerland	4,000,000	CHF	89.45	CNH Global N.V.	100.000
New Holland Australia Pty Ltd	St. Marys	Australia	1	AUD	89.45	CNH Australia Pty Limited	100.000
New Holland Credit Australia Pty Limited	St. Marys	Australia	0	AUD	89.45	CNH Capital Australia Pty Limited	100.000
New Holland Credit Company, LLC	Wilmington	U.S.A.	0	USD	89.45	CNH Capital LLC	100.000
New Holland Excavator Holdings LLC	Wilmington	U.S.A.	0	USD	89.45	CNH America LLC	100.000
New Holland Holding Limited	London	United Kingdom	165,000,000	GBP	89.45	CNH Europe Holding S.A.	100.000
New Holland Holdings Argentina S.A.	Buenos Aires	Argentina	23,555,415	ARS	89.45	CNH Latin America Ltda.	100.000
New Holland Kobelco Construction Machinery S.p.A.	San Mauro Torinese	Italy	80,025,291	EUR	66.75	CNH Italia s.p.a.	74.625
New Holland Ltd	Basildon	United Kingdom	1,000,000	GBP	89.45	CNH Global N.V.	100.000
New Holland Tractor Ltd. N.V.	Antwerp	Belgium	9,631,500	EUR	89.45	New Holland Holding Limited	100.000
New Holland Tractors (India) Private Ltd	New Delhi	India	1,949,835,804	INR	89.45	CNH Asian Holding Limited N.V.	100.000
O & K - Hilfe GmbH	Berlin	Germany	25.565	EUR	89.45	CNH Baumaschinen GmbH	100.000
Pryor Foundry Inc.	Oklahoma City	U.S.A.	1,000	USD	89.45	CNH America LLC	100.000
Receivables Credit II Corporation	Calgary	Canada	1	CAD	89.45	CNH Capital America LLC	100.000
Shanghai New Holland Agricultural Machinery Corporation Limited	Shanghai	People's Rep.of China	35,000,000	USD	53.67	CNH Asian Holding Limited N.V.	60.000
Powertrain Technologies
Fiat Powertrain Technologies SpA	Turin	Italy	750,000,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000
FMA - Fabbrica Motori Automobilistici S.r.l.	Pratola Serra	Italy	150,000,000	EUR	100.00	Fiat Powertrain Technologies SpA	100.000
FPT RACING S.r.l.	Cusago	Italy	100,000	EUR	100.00	Fiat Powertrain Technologies SpA	100.000
Powertrain Mekanik Sanayi ve Ticaret Limited Sirketi	Demirtas-Bursa	Turkey	75,329,600	TRY	100.00	Fiat Auto Holdings B.V. in liquidatie	100.000
SAIC Fiat Powertrain Hongyan Co. Ltd.	Chongqing	People's Rep.of China	580,000,000	CNY	60.00	SAIC IVECO Commercial Vehicle Investment Company Limited	60.000
						Fiat Powertrain Technologies SpA	30.000
Trucks and Commercial Vehicles
Iveco S.p.A.	Turin	Italy	819,519,717	EUR	100.00	Fiat S.p.A.	60.563
						Fiat Partecipazioni S.p.A.	39.437
Afin Bohemia	Prague	Czech Republic	1,000,000	CZK	100.00	Afin Leasing AG	100.000
Afin Broker de Asigurare - Reasigurare S.r.l.	Bucharest	Romenia	25,000	RON	100.00	s.c. Afin Leasing Ifn s.a.	100.000
Afin Bulgaria EAD	Sofia	Bulgaria	200,000	BGN	100.00	Afin Leasing AG	100.000
Afin Hungary Kereskedelmi KFT.	Budapest	Hungary	24,000,000	HUF	100.00	Afin Leasing AG	100.000
Afin Leasing AG	Vienna	Austria	1,500,000	EUR	100.00	Iveco International Trade Finance S.A.	100.000
Afin Slovakia S.R.O.	Bratislava	Slovack Republic	1,200,000	SKK	100.00	Afin Leasing AG	100.000
Afin Trade Bulgaria Eood	Sofia	Bulgaria	5,000	BGN	100.00	Afin Bulgaria EAD	100.000
Afin Trade Vostok OOO	Moscow	Russia	345,000	RUB	100.00	Afin Leasing AG	100.000
Amce-Automotive Manufacturing Co.Ethiopia	Addis Ababa	Ethiopia	3,000,000	ETB	70.00	Iveco S.p.A.	70.000
AS Afin Baltica	Tallin	Estonia	800,000	EEK	100.00	Afin Leasing AG	100.000
Astra Veicoli Industriali S.p.A.	Piacenza	Italy	10,400,000	EUR	100.00	Iveco S.p.A.	100.000
Brandschutztechnik Gorlitz GmbH	Gürlitz	Germany	511.292	EUR	88.00	Iveco Magirus Brandschutztechnik GmbH	88.000
C.A.M.I.V.A. Constructeurs Associés de Matériels d'Incendie, Voirie, Aviation S.A.	Saint-Alban-Leysse	France	1,870,169	EUR	99.96	Iveco Magirus Fire Fighting GmbH	99.961
Componentes Mecanicos S.A.	Barcelona	Spain	37,405,038	EUR	59.39	Iveco España S.L.	59.387
Effe Grundbesitz GmbH	Ulm	Germany	10,225,838	EUR	100.00	Iveco Investitions GmbH	90.000
						Iveco S.p.A.	10.000
Elettronica Trasporti Commerciali S.r.l. (Eltrac S.r.l.)	Turin	Italy	109,200	EUR	100.00	Iveco S.p.A.	100.000
European Engine Alliance S.c.r.l.	Turin	Italy	32,044,797	EUR	63.15	CNH Global N.V.	33.333
						Iveco S.p.A.	33.333
FPT - Powertrain Technologies France S.A.	Garchizy	France	73,444,960	EUR	100.00	Iveco France	97.200
						Iveco Participations S.A.	2.800
Heuliez Bus S.A.	Rorthais	France	9,000,000	EUR	100.00	Société Charolaise de Participations S.A.	100.000
IAV-Industrie-Anlagen-Verpachtung GmbH	Ulm	Germany	25.565	EUR	100.00	Iveco Investitions GmbH	95.000
						Iveco S.p.A.	5.000
Ikarus Egyedi Autobusz GY	Budapest	Hungary	350,000,000	HUF	68.15	Iveco España S.L.	68.146
Industrial Vehicles Center Hainaut S.A.	Charleroi	Belgium	600,000	EUR	100.00	S.A. Iveco Belgium N.V.	95.000
						Iveco Nederland B.V.	5.000
Irisbus Australia Pty. Ltd.	Dandenong	Australia	1,500,000	AUD	100.00	Iveco España S.L.	100.000
Irisbus Benelux Ltd.	Leudelange	Luxembourg	594,000	EUR	100.00	Iveco France	99.983
						Société Charolaise de Participations S.A.	0.017
Irisbus Deutschland GmbH	Mainz-Mombach	Germany	8,800,000	EUR	100.00	Iveco España S.L.	100.000
Irisbus Italia S.p.A.	Turin	Italy	27,557,047	EUR	100.00	Iveco España S.L.	100.000
Irisbus (U.K.) Ltd	Watford	United Kingdom	200,000	GBP	100.00	Iveco España S.L.	100.000
IVC Brabant N.V. S.A.	Groot	Belgium	800,000	EUR	100.00	S.A. Iveco Belgium N.V.	75.000
						Iveco Nederland B.V.	25.000
Iveco Argentina S.A.	Cordoba	Argentina	130,237,793	ARS	100.00	Iveco España S.L.	99.000
						Astra Veicoli Industriali S.p.A.	1.000
Iveco Austria GmbH	Vienna	Austria	6,178,000	EUR	100.00	Iveco S.p.A.	100.000
Iveco Bayern GmbH	Nuremberg	Germany	742,000	EUR	100.00	Iveco Magirus AG	100.000
Iveco Contract Services Limited	Watford	United Kingdom	17,000,000	GBP	100.00	Iveco Partecipazioni Finanziarie S.r.l.	100.000
Iveco Czech Republic A.S.	Vysoke Myto	Czech Republic	1,065,559,000	CZK	97.98	Iveco France	97.978
Iveco Danmark A/S	Glostrup	Denmark	501,000	DKK	100.00	Iveco S.p.A.	100.000
Iveco España S.L.	Madrid	Spain	121,612,116	EUR	100.00	Iveco S.p.A.	100.000
Iveco Est Sas	Haunconcourt	France	305,600	EUR	100.00	Iveco France	100.000
Iveco France	Vénissieux	France	92,856,130	EUR	100.00	Iveco España S.L.	50.326
						Iveco S.p.A.	49.674
Iveco Holdings Limited	Watford	United Kingdom	47,000,000	GBP	100.00	Iveco S.p.A.	100.000
Iveco International Trade Finance S.A.	Lugano	Switzerland	30,800,000	CHF	100.00	Iveco Partecipazioni Finanziarie S.r.l.	100.000

Subsidiaries consolidated on a line-by-line basis (continued)
Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Iveco Investitions GmbH	Ulm	Germany	2,556,459	EUR	100.00	Iveco Magirus AG	99.020
						Iveco S.p.A.	0.980
Iveco Latin America Ltda	Vila da Serra	Brazil	684,700,000	BRL	100.00	Iveco España S.L.	99.999
						Astra Veicoli Industriali S.p.A.	0.001
Iveco Limited	Watford	United Kingdom	117,000,000	GBP	100.00	Iveco Holdings Limited	100.000
Iveco L.V.I. S.a.s.	Saint-Priest-En-Jarez	France	503,250	EUR	100.00	Iveco France	100.000
Iveco Magirus AG	Ulm	Germany	250,000,000	EUR	100.00	Iveco S.p.A.	53.660
						Fiat Netherlands Holding N.V.	46.340
Iveco Magirus Brandschutztechnik GmbH	Ulm	Germany	6,493,407	EUR	100.00	Iveco Magirus Fire Fighting GmbH	99.764
						Iveco S.p.A.	0.236
Iveco Magirus Fire Fighting GmbH	Weisweil	Germany	30,776,857	EUR	100.00	Iveco Magirus AG	90.032
						Iveco S.p.A.	9.968
Iveco Mezzi Speciali S.p.A.	Brescia	Italy	13,120,000	EUR	100.00	Iveco S.p.A.	100.000
Iveco Motorenforschung AG	Arbon	Switzerland	4,600,000	CHF	100.00	Iveco S.p.A.	60.000
						Iveco France	40.000
Iveco Motors of North America Inc.	Wilmington	U.S.A.	1	USD	100.00	Iveco S.p.A.	100.000
Iveco Nederland B.V.	Breda	Netherlands	4,537,802	EUR	100.00	Fiat Netherlands Holding N.V.	100.000
Iveco Nord Nutzfahrzeuge GmbH	Hamburg	Germany	818,500	EUR	100.00	Iveco Magirus AG	100.000
Iveco Nord-Ost Nutzfahrzeuge GmbH	Berlin	Germany	2,120,000	EUR	100.00	Iveco Magirus AG	100.000
Iveco Norge A.S.	Voyenenga	Norway	18,600,000	NOK	100.00	Iveco S.p.A.	100.000
Iveco Otomotiv Ticaret A.S.	Samandira-Kartal/Istanbul	Turkey	15,060,046	TRY	100.00	Iveco S.p.A.	99.995
Iveco Partecipazioni Finanziarie S.r.l.	Turin	Italy	50,000,000	EUR	100.00	Iveco S.p.A.	100.000
Iveco Participations S.A.	Trappes	France	10,896,100	EUR	100.00	Iveco S.p.A.	100.000
Iveco Pension Trustee Ltd	Watford	United Kingdom	2	GBP	100.00	Iveco Holdings Limited	50.000
						Iveco Limited	50.000
Iveco Poland Ltd.	Warsaw	Poland	46,974,500	PLN	100.00	Iveco S.p.A.	99.989
						Fiat Polska Sp. z o.o.	0.011
Iveco Portugal-Comercio de Veiculos Industriais S.A.	Vila Franca de Xira	Portugal	15,962,000	EUR	100.00	Iveco S.p.A.	99,997
						Astra Veicoli Industriali S.p.A.	0.001
Iveco (Schweiz) AG	Kloten	Switzerland	9,000,000	CHF	100.00	Iveco Nederland B.V.	100,000
Iveco Slovakia, r.s.o.	Bratislava	Slovack Republic	200,000	SKK	97.98	Iveco Czech Republic A.S.	100,000
Iveco South Africa (Pty) Ltd.	Wadewille	South Africa	15,000,750	ZAR	100.00	Iveco S.p.A.	100,000
Iveco Sud-West Nutzfahrzeuge GmbH	Mannheim-Neckarau	Germany	1,533,900	EUR	100.00	Iveco Magirus AG	100,000
Iveco Sweden A.B.	Arlov	Sweden	600,000	SEK	100.00	Iveco S.p.A.	100,000
Iveco Trucks Australia Limited	Dandenong	Australia	47,492,260	AUD	100.00	Iveco S.p.A.	100,000
Iveco Ukraine Inc.	Kiev	Ukraine	55,961,760	UAH	99.97	Iveco S.p.A.	99.968
Iveco Venezuela C.A.	La Victoria	Venezuela	2,495,691,000	VEB	100.00	Iveco S.p.A.	100.000
Iveco West Nutzfahrzeuge GmbH	Cologne	Germany	1,662,000	EUR	100.00	Iveco Magirus AG	100.000
Lohr-Magirus Feuerwehrtechnik GmbH	Kainbach	Austria	1,271,775	EUR	95.00	Iveco Magirus Brandschutztechnik GmbH	95.000
Mediterranea de Camiones S.L.	Valencia	Spain	48,080	EUR	100.00	Iveco España S.L.	100.000
Officine Brennero S.p.A.	Trento	Italy	7,120,000	EUR	100.00	Iveco S.p.A.	100.000
OOO Afin Leasing Vostok LLC	Moscow	Russia	50,000,000	RUB	100.00	Afin Leasing AG	100.000
S.A. Iveco Belgium N.V.	Groot	Belgium	6,000,000	EUR	100.00	Iveco S.p.A.	99.983
						Iveco Nederland B.V.	0.017
s.c. Afin Leasing Ifn s.a.	Bucharest	Romenia	2,063,200,000	RON	100.00	Afin Leasing AG	100.000
s.c. Afin Trade Company S.r.l.	Bucharest	Romenia	17,500	RON	100.00	Afin Leasing AG	100.000
S.C.I. La Méditerranéenne	Vitrolles	France	248,000	EUR	100.00	Iveco France	50.000
						Société de Diffusion de Vehicules Industriels-SDVI S.A.S.	50.000
Seddon Atkinson Vehicles Ltd	Watford	United Kingdom	41,700,000	GBP	100.00	Iveco Holdings Limited	100.000
Société Charolaise de Participations S.A.	Vénissieux	France	2,370,000	EUR	100.00	Iveco España S.L.	100.000
Société de Diffusion de Vehicules Industriels-SDVI S.A.S.	Trappes	France	7,022,400	EUR	100.00	Iveco France	100.000
Transolver Service S.A.	Madrid	Spain	610,000	EUR	100.00	Iveco Partecipazioni Finanziarie S.r.l.	100.000
Transolver Service S.p.A.	Turin	Italy	214.763	EUR	100.00	Iveco Partecipazioni Finanziarie S.r.l.	100.000
Transolver Services GmbH	Heilbronn	Germany	750,000	EUR	100.00	Iveco Partecipazioni Finanziarie S.r.l.	100.000
UAB Afin Baltica (Lithuania)	Vilnius	Lithuania	35,000	LTL	100.00	Afin Leasing AG	100.000
Utilitaries & Véhicules Industriels Franciliens-UVIF SAS	La Garenne	France	1,067,500	EUR	100.00	Iveco France	100.000
Zona Franca Alari Sepauto S.A.	Barcelona	Spain	520,560	EUR	51.87	Iveco España S.L.	51.867
2 H Energy S.A.S.	Fécamp	France	2,000,000	EUR	100.00	Iveco Participations S.A.	100.000
Components
Magneti Marelli Holding S.p.A.	Corbetta	Italy	254,324,998	EUR	99.99	Fiat Partecipazioni S.p.A.	99.991	100.000
Automotive Lighting Brotterode GmbH	Meiningen	Germany	7,270,000	EUR	99.99	Automotive Lighting Reutlingen GmbH	100.000
Automotive Lighting Italia S.p.A.	Venaria Reale	Italy	2,000,000	EUR	99.99	Automotive Lighting Reutlingen GmbH	100.000
Automotive Lighting LLC	Farmington Hills	U.S.A.	25,001,000	USD	99.99	Magneti Marelli Holding U.S.A. Inc.	100.000
Automotive Lighting o.o.o.	Rjiasan	Russia	36,875,663	RUB	99.99	Automotive Lighting Reutlingen GmbH	100.000
Automotive Lighting Polska Sp. z o.o.	Sosnowiec	Poland	83,500,000	PLN	99.99	Automotive Lighting Reutlingen GmbH	99.997
						Fiat Polska Sp. z o.o.	0.003
Automotive Lighting Rear Lamps Espana S.A.	Llinares del Valles	Spain	3,655,385	EUR	99.99	Automotive Lighting Rear Lamps Italia S.p.A.	100.000
Automotive Lighting Rear Lamps France S.A.	Saint Denis	France	1,011,536	EUR	99.99	Automotive Lighting Rear Lamps Italia S.p.A.	100.000
Automotive Lighting Rear Lamps Italia S.p.A.	Tolmezzo	Italy	10,000,000	EUR	99.99	Automotive Lighting Reutlingen GmbH	100.000
Automotive Lighting Rear Lamps Mexico S. de r.l. de C.V.	El Marques Queretaro	Mexico	50,000	MXN	99.99	Magneti Marelli Holding U.S.A. Inc.	100.000
Automotive Lighting Reutlingen GmbH	Reutlingen	Germany	1,330,000	EUR	99.99	Magneti Marelli Holding S.p.A.	100.000
Automotive Lighting S.R.O.	Jihlava	Czech Republic	927,637,000	CZK	99.99	Automotive Lighting Reutlingen GmbH	100.000
Automotive Lighting UK Limited	Cannock	United Kingdom	15,387,348	GBP	99.99	Magneti Marelli Holding S.p.A.	100.000
Concordia Finance S.A.	Luxembourg	Luxembourg	13,137,000	EUR	80.00	Magneti Marelli Holding S.p.A.	80.003
Fiat CIEI S.p.A. in liquidation	Corbetta	Italy	220.211	EUR	99.99	Magneti Marelli Holding S.p.A.	100.000
Industrial Yorka de Mexico S.A. de C.V.	Mexico City	Mexico	50,000	MXN	99.99	Automotive Lighting Rear Lamps Mexico S. de r.l. de C.V.	98.000
						Industrial Yorka de Tepotzotlan S.A. de C.V.	2.000
Industrial Yorka de Tepotzotlan S.A. de C.V.	Mexico City	Mexico	50,000	MXN	99.99	Automotive Lighting Rear Lamps Mexico S. de r.l. de C.V.	99.000
						Industrial Yorka de Mexico S.A. de C.V.	1.000
Industrias Magneti Marelli Mexico S.A. de C.V.	Tepotzotlan	Mexico	50,000	MXN	99.99	Magneti Marelli Sistemas Electronicos Mexico S.A.	99.998
						Servicios Administrativos Corp. IPASA S.A.	0.002
Kadron S/A	Maua	Brazil	2,622,229	BRL	99.99	Magneti Marelli Sistemas Automotivos Industria e Comercio Ltda	100.000
Magneti Marelli After Market Parts and Services S.p.A.	Corbetta	Italy	7,000,000	EUR	80.00	Concordia Finance S.A.	100.000
Magneti Marelli After Market Sp. z o.o.	Katowice	Poland	2,000,000	PLN	80.00	Concordia Finance S.A.	100.000
Magneti Marelli After Market S.p.A. in liquidation	Turin	Italy	1,550,000	EUR	99.99	Magneti Marelli Holding S.p.A.	99.999	100,000
Magneti Marelli Aftermarket GmbH	Heilbronn	Germany	100,000	EUR	80.00	Concordia Finance S.A.	100.000
Magneti Marelli Aftermarket S.a.s.	Nanterre	France	782.208	EUR	80.00	Concordia Finance S.A.	100.000
Magneti Marelli Aftermarket SL	Barcelona	Spain	5,255,000	EUR	80.00	Magneti Marelli After Market Parts and Services S.p.A.	100.000

Subsidiaries consolidated on a line-by-line basis (continued)
Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Magneti Marelli Argentina S.A.	Buenos Aires	Argentina	700,000	ARS	99.99	Magneti Marelli Holding S.p.A.	95.000
						Magneti Marelli France S.a.s.	5.000
Magneti Marelli Automotive Components (WUHU) Co. Ltd.	Anhui	People's Rep.of China	9,500,000	USD	99.99	Magneti Marelli Powertrain S.p.A.	100.000
Magneti Marelli Cofap Autopecas S.A.	São Paulo	Brazil	7,555,000	BRL	79.69	Magneti Marelli After Market Parts and Services S.p.A.	99.620
Magneti Marelli Cofap Companhia Fabricadora de Pecas	Santo Andre	Brazil	170,950,534	BRL	99.63	Magneti Marelli Holding S.p.A.	99.634	99,966
Magneti Marelli Components B.V. in liquidation	Amsterdam	Netherlands	53,600,000	EUR	99.99	Magneti Marelli Holding S.p.A.	100.000
Magneti Marelli Conjuntos de Escape S.A.	Buenos Aires	Argentina	12,000	ARS	99.99	Magneti Marelli Sistemi di Scarico S.p.A.	95.000
						Magneti Marelli Argentina S.A.	5.000
Magneti Marelli do Brasil Industria e Comercio SA	Hortolandia	Brazil	40,568,427	BRL	99.86	Magneti Marelli Holding S.p.A.	99.872	99990
Magneti Marelli Electronica SL	Barcelona	Spain	18,388,581	EUR	99.99	Magneti Marelli Iberica S.A.	100.000
Magneti Marelli Elektronische Systeme GmbH	Heilbronn	Germany	100,000	EUR	99.99	Magneti Marelli Sistemi Elettronici S.p.A.	100.000
Magneti Marelli Exhaust Systems Polska Sp. z o.o.	Sosnowiec	Poland	15,000,000	PLN	99.99	Magneti Marelli Sistemi di Scarico S.p.A.	99.993
						Fiat Polska Sp. z o.o.	0.007
Magneti Marelli France S.a.s.	Nanterre	France	42,672,960	EUR	99.99	Magneti Marelli Sistemi Elettronici S.p.A.	99.999
						Ufima S.A.S.	0.001
Magneti Marelli Guangzhou Motor Vehicle Instruments Co. Limited	Guangzhou	People's Rep.of China	8,100,000	USD	99.99	Magneti Marelli Sistemi Elettronici S.p.A.	100.000
Magneti Marelli Hellas A.E.	Athens	Greece	587,000	EUR	80.00	Concordia Finance S.A.	100.000
Magneti Marelli Holding U.S.A. Inc.	Wixom	U.S.A.	10	USD	99.99	Magneti Marelli Holding S.p.A.	100.000
Magneti Marelli Iberica S.A.	Santpedor	Spain	18,099,776	EUR	99.99	Magneti Marelli Holding S.p.A.	100.000
Magneti Marelli Motopropulsion France SAS	Nanterre	France	10,692,500	EUR	99.99	Magneti Marelli Powertrain S.p.A.	100.000
Magneti Marelli North America Inc.	Wilmington	U.S.A.	40,223,205	USD	99.63	Magneti Marelli Cofap Companhia Fabricadora de Pecas	100.000
Magneti Marelli Poland S.A.	Sosnowiec	Poland	10,567,800	PLN	99.99	Magneti Marelli Holding S.p.A.	99.995
						Fiat Polska Sp. z o.o.	0.005
Magneti Marelli Powertrain GmbH	Russelsheim	Germany	100,000	EUR	99.99	Magneti Marelli Powertrain S.p.A.	100.000
Magneti Marelli Powertrain (Shanghai) Co. Ltd.	Shanghai	People's Rep.of China	17,500,000	USD	99.99	Magneti Marelli Powertrain S.p.A.	100.000
Magneti Marelli Powertrain S.p.A.	Corbetta	Italy	85,690,872	EUR	99.99	Magneti Marelli Holding S.p.A.	99.999	100,000
Magneti Marelli Powertrain U.S.A. LLC	Sanford	U.S.A.	25,000,000	USD	99.99	Magneti Marelli Holding U.S.A. Inc.	100.000
Magneti Marelli Racing Ltd	Basildon	United Kingdom	10,000	GBP	99.99	Magneti Marelli Holding S.p.A.	100.000
Magneti Marelli Repuestos S.A.	Buenos Aires	Argentina	2,012,000	ARS	79.85	Magneti Marelli After Market Parts and Services S.p.A.	51.000
						Magneti Marelli Cofap Autopecas S.A.	48.000
						Concordia Finance S.A.	1.000
Magneti Marelli Sistemas Automotivos Industria e Comercio Ltda	Contagem	Brazil	196,634,874	BRL	99.99	Magneti Marelli Powertrain S.p.A.	66.111
						Automotive Lighting Reutlingen GmbH	33.889
Magneti Marelli Sistemas Electronicos Mexico S.A.	Tepotzotlan	Mexico	23,611,680	MXN	99.99	Magneti Marelli Sistemi Elettronici S.p.A.	100.000
Magneti Marelli Sistemi di Scarico S.p.A.	Corbetta	Italy	20,000,000	EUR	99.99	Magneti Marelli Holding S.p.A.	100.000
Magneti Marelli Sistemi Elettronici S.p.A.	Corbetta	Italy	74,897,548	EUR	99.99	Magneti Marelli Holding S.p.A.	99.999	100,000
Magneti Marelli South Africa (Proprietary) Limited	Johannesburg	South Africa	1,950,000	ZAR	99.99	Magneti Marelli Sistemi di Scarico S.p.A.	100.000
Magneti Marelli Suspension Systems Bielsko Sp. z.o.o.	Bielsko-Biala	Poland	70,050,000	PLN	99.99	Magneti Marelli Holding S.p.A.	100.000
Magneti Marelli Suspension Systems Poland Sp. z o.o.	Sosnowiec	Poland	43,100,000	PLN	99.99	Magneti Marelli Holding S.p.A.	99.993
						Fiat Polska Sp. z o.o.	0.007
Magneti Marelli Tubos de Escape SL	Barcelona	Spain	10,154,256	EUR	99.99	Magneti Marelli Iberica S.A.	100.000
Magneti Marelli U.K. Limited in liquidation	Cannock	United Kingdom	12,400,000	GBP	99.99	Magneti Marelli Holding S.p.A.	100.000
Mako Elektrik Sanayi Ve Ticaret A.S.	Osmangazi Bursa	Turkey	16,500,000	TRY	94.99	Magneti Marelli Holding S.p.A.	95.000
Malaysian Automotive Lighting SDN. BHD	Penang	Malaysia	8,000,000	MYR	79.99	Automotive Lighting Reutlingen GmbH	80.000
Servicios Administrativos Corp. IPASA S.A.	Col. Chapultepec	Mexico	1,000	MXN	99.99	Magneti Marelli Sistemas Electronicos Mexico S.A.	99.990
						Industrias Magneti Marelli Mexico S.A. de C.V.	0.010
Sistemi Sospensioni S.p.A.	Corbetta	Italy	37,622,179	EUR	99.99	Magneti Marelli Holding S.p.A.	100.000
Tecnologia de Iluminacion Automotriz S.A. de C.V.	Chihuahua	Mexico	50,000	MXN	99.99	Automotive Lighting LLC	100.000
Ufima S.A.S.	Nanterre	France	44,940	EUR	99.94	Magneti Marelli Holding S.p.A.	64.967
						Fiat Partecipazioni S.p.A.	34.980
Metallurgical Products
Teksid S.p.A.	Turin	Italy	71,403,261	EUR	84.79	Fiat Partecipazioni S.p.A.	84.791
Compania Industrial Frontera S.A. de C.V.	Frontera	Mexico	50,000	MXN	84.79	Teksid Hierro de Mexico S.A. de C.V.	100.000
Fonderie du Poitou Fonte S.A.S.	Ingrandes-sur-Vienne	France	26,958,464	EUR	84.79	Teksid S.p.A.	100.000
Funfrap-Fundicao Portuguesa S.A.	Cacia	Portugal	13,697,550	EUR	70.89	Fonderie du Poitou Fonte S.A.S.	83.607
Teksid Acquisition Inc. in liquidation	Toronto	Canada	30,000,000	CAD	84.79	Teksid S.p.A.	100.000
Teksid do Brasil Ltda	Betim	Brazil	59,899,570	BRL	84.79	Teksid S.p.A.	100.000
Teksid Hierro De Mexico Arrendadora S.A. de C.V.	Frontera	Mexico	497,690,000	MXN	84.79	Teksid S.p.A.	100.000
Teksid Hierro de Mexico S.A. de C.V.	Frontera	Mexico	418,874,300	MXN	84.79	Teksid S.p.A.	100.000
Teksid Inc.	Wilmington	U.S.A.	100,000	USD	84.79	Teksid S.p.A.	100.000
Teksid Iron Poland Sp. z o.o.	Skoczow	Poland	115,678,500	PLN	84.79	Teksid S.p.A.	99.996
						Fiat Polska Sp. z o.o.	0.004
Production Systems
Comau S.p.A.	Grugliasco	Italy	48,013,959	EUR	100.00	Fiat S.p.A.	100.000
Autodie International, Inc.	Grand Rapids	U.S.A.	1,000	USD	100.00	Comau Pico Holdings Corporation	100.000
Comau France S.A.	Trappes	France	11,900,000	EUR	100.00	Comau S.p.A.	100.000
Comau Argentina S.A.	Buenos Aires	Argentina	25,680	ARS	100.00	Comau S.p.A.	55.280
						Comau do Brasil Industria e Comercio Ltda.	44.688
						Fiat Argentina S.A.	0.031
Comau Canada Inc.	Windsor	Canada	100	CAD	100.00	Comau Inc.	100.000
Comau Deutschland GmbH	Boblingen	Germany	1,330,000	EUR	100.00	Comau S.p.A.	100.000
Comau do Brasil Industria e Comercio Ltda.	Betim	Brazil	29,312,653	BRL	100.00	Comau S.p.A.	99.999
						Fiat do Brasil S.A.	0.001
(*) Comau Estil Unl.	Luton	United Kingdom	97,461,477	USD	100.00	Comau S.p.A.	100.000
Comau Inc.	Southfield	U.S.A.	21.455	USD	100.00	Comau Pico Holdings Corporation	100.000
Comau India Private Limited	Pune	India	161,935,020	INR	100.00	Comau S.p.A.	99.990
						Comau Deutschland GmbH	0.010
Comau Pico Expatriate, Inc.	Southfield	U.S.A.	1,000	USD	100.00	Comau Pico Holdings Corporation	100.000
Comau Pico Holdings Corporation	New York	U.S.A.	100	USD	100.00	Comau S.p.A.	100.000
Comau Pico Iaisa S.de R.L. de C.V.	Tepotzotlan	Mexico	3,000	MXN	100.00	Comau Pico Mexico S.de R.L. de C.V.	99.967
						Comau S.p.A.	0.033
Comau Pico Mexico S.de R.L. de C.V.	Tepotzotlan	Mexico	3,000	MXN	100.00	Comau S.p.A.	99.967
						Comau Deutschland GmbH	0.033
Comau Pico Pitex S.de R.L. C.V.	Tepotzotlan	Mexico	3,000	MXN	100.00	Comau Pico Mexico S.de R.L. de C.V.	99.967
						Comau S.p.A.	0.033
Comau Pico Resources, Inc.	Southfield	U.S.A.	1,000	USD	100.00	Comau Pico Holdings Corporation	100.000

(*) Assets held for sale.

Subsidiaries consolidated on a line-by-line basis (continued)
Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Comau Pico Trebol S.de R.L. de C.V.	Tepotzotlan	Mexico	3,000	MXN	100.00	Comau Pico Mexico S.de R.L. de C.V.	99.967
						Comau S.p.A.	0.033
Comau Poland Sp. z o.o.	Bielsko-Biala	Poland	2,100,000	PLN	100.00	Comau S.p.A.	99.976
						Fiat Polska Sp. z o.o.	0.024
Comau Romania S.R.L.	Bihor	Romenia	10,315,170	RON	100.00	Comau S.p.A.	100.000
Comau Russia OOO	Moscow	Russia	4,770,225	RUB	100.00	Comau S.p.A.	99.000
						Comau Deutschland GmbH	1.000
(*) Comau SA Body Systems (Pty) Ltd.	Uitenhage	South Africa	301	ZAR	100.00	Comau South Africa (Pty) Ltd.	100.000
(*) Comau SA Press Tools and Parts (Pty) Ltd.	Uitenhage	South Africa	100	ZAR	100.00	Comau SA Body Systems (Pty) Ltd.	100.000
(*) Comau SA Properties (Pty) Ltd.	Uitenhage	South Africa	100	ZAR	100.00	Comau SA Body Systems (Pty) Ltd.	100.000
Comau Service Systems S.L.	Madrid	Spain	250,000	EUR	100.00	Comau S.p.A.	100.000
Comau (Shanghai) Automotive Equipment Co. Ltd.	Shanghai	People's Rep.of China	1,000,000	USD	100.00	Comau S.p.A.	100.000
(*) Comau South Africa (Pty) Ltd.	Uitenhage	South Africa	1,001,002	ZAR	100.00	Comau S.p.A.	100.000
Comau Sverige AB	Trollhattan	Sweden	5,000,000	SEK	100.00	Comau S.p.A.	100.000
Mecaner S.A.	Urdùliz	Spain	3,000,000	EUR	100.00	Comau S.p.A.	100.000
Pico Europe, Inc.	Southfield	U.S.A.	1,000	USD	100.00	Comau S.p.A.	100.000
Precision Pico Products Inc.	Plymouth	U.S.A.	1,000	USD	100.00	Comau Pico Holdings Corporation	100.000
Publishing and Communications
Itedi-Italiana Edizioni S.p.A.	Turin	Italy	5,980,000	EUR	100.00	Fiat S.p.A.	100.000
BMI S.p.A.	Genoa	Italy	124,820	EUR	58.00	Itedi-Italiana Edizioni S.p.A.	58.004
Editrice La Stampa S.p.A.	Turin	Italy	4,160,000	EUR	100.00	Itedi-Italiana Edizioni S.p.A.	100.000
La Stampa Europe SAS	Paris	France	18,600,000	EUR	100.00	Itedi-Italiana Edizioni S.p.A.	100.000
Publikompass S.p.A.	Milan	Italy	3,068,000	EUR	100.00	Itedi-Italiana Edizioni S.p.A.	100.000
Holding companies and Other companies
Business Solutions S.p.A.	Turin	Italy	4,791,396	EUR	100.00	Fiat S.p.A.	100.000
Centro Ricerche Plast-Optica S.p.A.	Amaro	Italy	1,033,000	EUR	75.13	C.R.F. Società Consortile per Azioni	51.000
						Automotive Lighting Rear Lamps Italia S.p.A.	24.500
C.R.F. Società Consortile per Azioni	Orbassano	Italy	45,000,000	EUR	99.28	Fiat Partecipazioni S.p.A.	52.061
						Fiat Group Automobiles S.p.A.	17.478
						Iveco S.p.A.	9.987
						Magneti Marelli Holding S.p.A.	7.490
						Fiat Powertrain Technologies SpA	4.994
						CNH Italia s.p.a.	2.497
						Comau S.p.A.	2.497
						Teksid S.p.A.	2.497
						Ferrari S.p.A.	0.499
Deposito Avogadro S.r.l.	Turin	Italy	100,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000
Elasis-Società Consortile per Azioni	Pomigliano d'Arco	Italy	20,000,000	EUR	98.91	Fiat Group Automobiles S.p.A.	51.000
						C.R.F. Società Consortile per Azioni	27.933
						CNH Italia s.p.a.	6.800
						Fiat Powertrain Technologies SpA	5.000
						Iveco S.p.A.	3.300
						Comau S.p.A.	1.500
						Magneti Marelli Holding S.p.A.	1.500
						Fiat Partecipazioni S.p.A.	1.450
						Ferrari S.p.A.	1.100
						Isvor Fiat Società consortile di sviluppo e addestramento industriale per Azioni	0.250
						Fiat S.p.A.	0.167
eSPIN S.p.A.	Turin	Italy	1,000,000	EUR	100.00	Business Solutions S.p.A.	100.000
Fahag Immobilien-und Finanz-Gesellschaft AG	Zurich	Switzerland	500,000	CHF	100.00	IHF-Internazionale Holding Fiat S.A.	100.000
Fast Buyer France S.a.r.l.	Trappes	France	7,700	EUR	100.00	Fast-Buyer S.p.A.	100.000
Fast-Buyer S.p.A.	Turin	Italy	500,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000
Fiat Argentina S.A.	Buenos Aires	Argentina	5,292,117	ARS	100.00	Fiat Partecipazioni S.p.A.	90.961
						Fiat do Brasil S.A.	9,029
						SGR-Sociedad para la Gestion de Riesgos S.A.	0.009
						Fiat Auto Argentina S.A.	0.001
Fiat Attività Immobiliari S.p.A.	Turin	Italy	65,700,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000
Fiat Auto Holdings B.V. in liquidatie	Amsterdam	Netherlands	1,000,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000
Fiat do Brasil S.A.	Nova Lima	Brazil	28,513,780	BRL	100.00	Fiat Partecipazioni S.p.A.	99.998
						Fiat Services S.p.A.	0.002
Fiat Financas Brasil Ltda	Nova Lima	Brazil	2,469,701	BRL	100.00	Fiat Finance S.p.A.	99.994
						Fiat do Brasil S.A.	0.006
Fiat Finance and Trade Ltd	Luxembourg	Luxembourg	251,494,000	EUR	100.00	Fiat Finance S.p.A.	99.993
						Fiat Finance Canada Ltd.	0.007
Fiat Finance Canada Ltd.	Calgary	Canada	10,099,885	CAD	100.00	Fiat Finance S.p.A.	100.000
Fiat Finance et Services S.A.	Trappes	France	3,700,000	EUR	100.00	Business Solutions S.p.A.	99.997
						Fiat Partecipazioni S.p.A.	0.001
Fiat Finance North America Inc.	Wilmington	U.S.A.	40,090,010	USD	100.00	Fiat Finance S.p.A.	60,526
						Fiat S.p.A.	39.474
Fiat Finance S.p.A.	Turin	Italy	224,440,000	EUR	100.00	Fiat S.p.A.	100.000
Fiat GmbH	Ulm	Germany	200,000	EUR	100.00	Fiat Services S.p.A.	100.000
Fiat Iberica S.A.	Madrid	Spain	2,797,054	EUR	100.00	Fiat Services S.p.A.	100.000
Fiat Information & Communication Services società consortile per azioni	Turin	Italy	800,000	EUR	98.04	Fiat S.p.A.	51.000
						CNH Italia s.p.a.	10.000
						Fiat Group Automobiles S.p.A.	10.000
						Iveco S.p.A.	10.000
						Comau S.p.A.	3.000
						Ferrari S.p.A.	3.000
						Fiat Services S.p.A.	3.000
						Itedi-Italiana Edizioni S.p.A.	3.000
						Magneti Marelli Holding S.p.A.	3.000
						Teksid S.p.A.	3.000
						Fiat Partecipazioni S.p.A.	1.000
Fiat Netherlands Holding N.V.	Amsterdam	Netherlands	2,610,397,295	EUR	100.00	Fiat S.p.A.	60.563
						Fiat Partecipazioni S.p.A.	39.437
Fiat Partecipazioni S.p.A.	Turin	Italy	356,158,302	EUR	100.00	Fiat S.p.A.	100.000
Fiat Partecipazioni (U.K.) Limited	Basildon	United Kingdom	860,000	GBP	100.00	Fiat Partecipazioni S.p.A.	100.000

(*) Assets held for sale.

Subsidiaries consolidated on a line-by-line basis (continued)
Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Fiat Polska Sp. z o.o.	Warsaw	Poland	25,500,000	PLN	100.00	Fiat Partecipazioni S.p.A.	99.907
						Fiat Auto Poland S.A.	0.029
						Magneti Marelli Suspension Systems Poland Sp. z o.o.	0.012
						Automotive Lighting Polska Sp. z o.o.	0.010
						Magneti Marelli Exhaust Systems Polska Sp. z o.o.	0.010
						Magneti Marelli Poland S.A.	0.010
						Teksid Iron Poland Sp. z o.o.	0.010
						CNH Polska Sp. z o.o.	0.002
						Comau Poland Sp. z o.o.	0.002
						Fiat Services Polska Sp. z o.o.	0.002
						Iveco Poland Ltd.	0.002
						Sadi Polska-Agencja Celna Sp. z o.o.	0.002
						Sirio Polska Sp. z o.o.	0.002
Fiat Services Belgium N.V.	Zedelgem	Belgium	62,500	EUR	100.00	Fiat U.K. Limited	99.960
						Fiat Services S.p.A.	0.040
Fiat Services Polska Sp. z o.o.	Bielsko-Biala	Poland	3,600,000	PLN	100.00	Fiat Services S.p.A.	99.986
						Fiat Polska Sp. z o.o.	0.014
Fiat Services S.p.A.	Turin	Italy	3,600,000	EUR	100.00	Business Solutions S.p.A.	100.000
Fiat Servizi per l'Industria S.c.p.a.	Turin	Italy	1,652,669	EUR	99.37	Fiat Partecipazioni S.p.A.	51.000
						Fiat Group Automobiles S.p.A.	25.500
						Iveco S.p.A.	6.000
						Fiat S.p.A.	5.000
						CNH Italia s.p.a.	3.000
						Teksid S.p.A.	2.000
						Comau S.p.A.	1.500
						C.R.F. Società Consortile per Azioni	1.500
						Editrice La Stampa S.p.A.	1.500
						Fiat Services S.p.A.	1.500
						Magneti Marelli Holding S.p.A.	1.500
Fiat U.K. Limited	Basildon	United Kingdom	750,000	GBP	100.00	Fiat Services S.p.A.	100.000
Fiat U.S.A. Inc.	New York	U.S.A.	16,830,000	USD	100.00	Fiat S.p.A.	100.000
Fiat-Revisione Interna S.c.r.l.	Turin	Italy	300,000	EUR	98.34	Fiat S.p.A.	51.000
						Fiat Group Automobiles S.p.A.	15.000
						CNH Global N.V.	10.000
						Iveco S.p.A.	6.000
						Comau S.p.A.	2.000
						Ferrari S.p.A.	2.000
						Fiat Powertrain Technologies SpA	2.000
						Fiat Services S.p.A.	2.000
						Itedi-Italiana Edizioni S.p.A.	2.000
						Magneti Marelli Holding S.p.A.	2.000
						Maserati S.p.A.	2.000
						Teksid S.p.A.	2.000
						Fiat Finance S.p.A.	1.000
						Fiat Partecipazioni S.p.A.	1.000
IHF-Internazionale Holding Fiat S.A.	Lugano	Switzerland	100,000,000	CHF	100.00	Fiat S.p.A.	100.000
Intermap (Nederland) B.V.	Amsterdam	Netherlands	200,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000
Isvor Fiat Società consortile di sviluppo e addestramento industriale per Azioni	Turin	Italy	300,000	EUR	99.23	Fiat Partecipazioni S.p.A.	51.000
						Fiat Group Automobiles S.p.A.	16.000
						Iveco S.p.A.	12.000
						CNH Italia s.p.a.	3.000
						Comau S.p.A.	3.000
						Fiat Powertrain Technologies SpA	3.000
						Fiat Services S.p.A.	3.000
						Fiat S.p.A.	3.000
						Magneti Marelli Holding S.p.A.	3.000
						Teksid S.p.A.	3.000
ITS GSA FiatGroup France S.A.S.	Trappes	France	1,737,440	EUR	100.00	Fiat Finance et Services S.A.	100.000
ITS-GSA Deutschland GmbH	Ulm	Germany	25,000	EUR	100.00	Fiat GmbH	100.000
ITS-GSA U.K. Limited	Watford	United Kingdom	50,000	GBP	100.00	Fiat U.K. Limited	100.000
KeyG Consulting S.p.A.	Turin	Italy	167.352	EUR	60.00	Fiat Services S.p.A.	60.000
Neptunia Assicurazioni Marittime S.A.	Lausanne	Switzerland	10,000,000	CHF	100.00	Rimaco S.A.	100.000
New Business 7 S.p.A.	Turin	Italy	11,899,524	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000
New Business 8 S.p.A.	Turin	Italy	1,437,210	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000
Rimaco S.A.	Lausanne	Switzerland	350,000	CHF	100.00	IHF-Internazionale Holding Fiat S.A.	100.000
Risk Management S.p.A.	Turin	Italy	120,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000
Sadi Polska-Agencja Celna Sp. z o.o.	Bielsko-Biala	Poland	500,000	PLN	100.00	Servizi e Attività Doganali per l'Industria S.p.A.	99.800
						Fiat Polska Sp. z o.o.	0.200
Servizi e Attività Doganali per l'Industria S.p.A.	Turin	Italy	520,000	EUR	100.00	Fiat Services S.p.A.	100.000
SIRIO - Sicurezza Industriale Società consortile per azioni	Turin	Italy	120,000	EUR	92.98	Fiat Partecipazioni S.p.A.	57.688
						Fiat Group Automobiles S.p.A.	17.455
						Iveco S.p.A.	4.583
						Fiat Powertrain Technologies SpA	2.356
						Magneti Marelli Powertrain S.p.A.	1.159
						Comau S.p.A.	0.751
						Fiat S.p.A.	0.751
						Ferrari S.p.A.	0.729
						Teksid S.p.A.	0.664
						Irisbus Italia S.p.A.	0.622
						Fiat Services S.p.A.	0.593
						Sistemi Sospensioni S.p.A.	0.551
						C.R.F. Società Consortile per Azioni	0.535
						New Holland Kobelco Construction Machinery S.p.A.	0.535
						Fiat Servizi per l'Industria S.c.p.a.	0.503
						Fiat Finance S.p.A.	0.449
						Isvor Fiat Società consortile di sviluppo e addestramento industriale per Azioni	0.449
						Magneti Marelli Sistemi Elettronici S.p.A.	0.438
						Fidis S.p.A.	0.325

Subsidiaries consolidated on a line-by-line basis (continued)
Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
						CNH Italia s.p.a.	0.237
						Automotive Lighting Italia S.p.A.	0.233
						Editrice La Stampa S.p.A.	0.233
						Elasis-Società Consortile per Azioni	0.233
						Magneti Marelli Sistemi di Scarico S.p.A.	0.218
						Astra Veicoli Industriali S.p.A.	0.103
						Fiat Information & Communication Services società consortile per azioni	0.103
						Servizi e Attività Doganali per l'Industria S.p.A.	0.103
						Magneti Marelli Holding S.p.A.	0.091
						Fiat Purchasing Italia S.r.l.	0.063
						Fiat-Revisione Interna S.c.r.l.	0.061
						Iveco Mezzi Speciali S.p.A.	0.061
						Fiat Center Italia S.p.A.	0.045
						eSPIN S.p.A.	0.040
						Fast-Buyer S.p.A.	0.040
						Turinauto S.P.A.	0.040
						ABARTH & C. S.p.A.	0.039
						Itedi-Italiana Edizioni S.p.A.	0.039
						Maserati S.p.A.	0.039
						Orione-Società Industriale per la Sicurezza e la Vigilanza Consortile per Azioni	0.039
						PDL Services S.r.l.	0.039
						Risk Management S.p.A.	0.039
						Sisport Fiat S.p.A. - Società sportiva dilettantistica	0.039
						Magneti Marelli After Market Parts and Services S.p.A.	0.037
						Automotive Lighting Rear Lamps Italia S.p.A.	0.022
						Easy Drive S.r.l.	0.022
						Fiat Attività Immobiliari S.p.A.	0.022
Sisport Fiat S.p.A. - Società sportiva dilettantistica	Turin	Italy	889.049	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000
Telexis do Brasil Ltda.	Nova Lima	Brazil	1,400	BRL	100.00	Fiat do Brasil S.A.	99.929
						Fiat Financas Brasil Ltda	0.071

Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Jointly-controlled entities accounted for using the proportional consolidation
Powertrain Technologies
Fiat-GM Powertrain Polska Sp. z o.o.	Bielsko-Biala	Poland	220,100,000	PLN	50.00	Fiat Powertrain Technologies SpA	50.000
Jointly-controlled entities accounted for using the equity method
Automobiles
Fiat Group Automobiles Financial Services S.p.A.	Turin	Italy	700,000,000	EUR	50.00	Fiat Group Automobiles S.p.A.	50.000
FAL Fleet Services S.A.S.	Trappes	France	3,000,000	EUR	50.00	Fiat Group Automobiles Financial Services S.p.A.	100.000
FC France S.A.	Trappes	France	11,360,000	EUR	50.00	Fiat Group Automobiles Financial Services S.p.A.	99.999
Fiat Auto Contracts Ltd	Slough Berkshire	United Kingdom	16,000,000	GBP	50.00	Fiat Group Automobiles Financial Services S.p.A.	100.000
Fiat Auto Financial Services Limited	Slough Berkshire	United Kingdom	10,250,000	GBP	50.00	Fiat Group Automobiles Financial Services S.p.A.	100.000
Fiat Auto Financial Services (Wholesale) Ltd.	Slough Berkshire	United Kingdom	3,500,000	GBP	50.00	Fiat Group Automobiles Financial Services S.p.A.	100.000
Fiat Bank GmbH	Heilbronn	Germany	39,600,000	EUR	50.00	Fiat Group Automobiles Financial Services S.p.A.	100.000
Fiat Bank Polska S.A.	Warsaw	Poland	125,000,000	PLN	50.00	Fiat Bank GmbH	100.000
Fiat Credit Belgio S.A.	Evere	Belgium	3,718,500	EUR	50.00	Fiat Group Automobiles Financial Services S.p.A.	99.999
Fiat Credit Hellas Commercial S.A. of Vehicles	Argyroupoli	Greece	600,000	EUR	50.00	Fiat Group Automobiles Financial Services S.p.A.	100.000
Fiat Distribuidora Portugal S.A.	Alges	Portugal	450,300	EUR	50.00	Fiat Group Automobiles Financial Services S.p.A.	100.000
Fiat Finance Holding S.A.	Luxembourg	Luxembourg	2,300,000	EUR	50.00	Fiat Group Automobiles Financial Services S.p.A.	99.995
Fiat Finance S.A.	Luxembourg	Luxembourg	9,900,000	EUR	50.00	Fiat Group Automobiles Financial Services S.p.A.	99.995
						Fidis Finance (Suisse) S.A.	0.005
Fiat Finansiering A/S	Glostrup	Denmark	13,000,000	DKK	50.00	Fiat Group Automobiles Financial Services S.p.A.	100.000
Fiat Handlerservice GmbH	Heilbronn	Germany	5,100,000	EUR	50.00	Fiat Group Automobiles Financial Services S.p.A.	100.000
Fidis Credit Danmark A/S	Glostrup	Denmark	500,000	DKK	50.00	Fiat Group Automobiles Financial Services S.p.A.	100.000
Fidis Finance Polska Sp. z o.o.	Warsaw	Poland	10,000,000	PLN	50.00	Fiat Group Automobiles Financial Services S.p.A.	100.000
Fidis Finance (Suisse) S.A.	Schlieren	Switzerland	24,100,000	CHF	50.00	Fiat Group Automobiles Financial Services S.p.A.	100.000
Fidis Insurance Consultants SA	Argyroupoli	Greece	60,000	EUR	49.99	Fiat Credit Hellas Commercial S.A. of Vehicles	99.975
Fidis Leasing GmbH	Vienna	Austria	40,000	EUR	50.00	Fiat Group Automobiles Financial Services S.p.A.	100.000
Fidis Leasing Polska Sp. z o.o.	Warsaw	Poland	12,500,000	PLN	50.00	Fiat Group Automobiles Financial Services S.p.A.	100.000
Fidis Nederland B.V.	Utrecht	Netherlands	3,085,800	EUR	50.00	Fiat Group Automobiles Financial Services S.p.A.	100.000
Fidis Retail Financial Services (Ireland) PLC	Dublin	Ireland	100.007	EUR	50.00	Fiat Group Automobiles Financial Services S.p.A.	99.994
Fidis Retail IFIC SA	Alges	Portugal	10,000,000	EUR	50.00	Fiat Group Automobiles Financial Services S.p.A.	100.000
Fidis Retail Portugal Aluguer de Veiculos S.A.	Alges	Portugal	50,000	EUR	50.00	Fiat Group Automobiles Financial Services S.p.A.	100.000
Finplus Renting S.A.	Alcalá De Henares	Spain	2,225,884	EUR	50.00	Fiat Group Automobiles Financial Services S.p.A.	100.000
FL Auto Snc	Trappes	France	8,954,581	EUR	50.00	FC France S.A.	99.998
FL Location SNC	Paris	France	76.225	EUR	49.99	FC France S.A.	99.980
Leasys S.p.A.	Fiumicino	Italy	77,499,400	EUR	50.00	Fiat Group Automobiles Financial Services S.p.A.	100.000
Savarent Società per Azioni	Turin	Italy	21,000,000	EUR	50.00	Fiat Group Automobiles Financial Services S.p.A.	100.000
Sofice-Société de Financement des Concessionnaires s.a.s.	Trappes	France	3,353,600	EUR	50.00	Fiat Group Automobiles Financial Services S.p.A.	100.000
TarCredit E.F.C. S.A.	Alcalá De Henares	Spain	16,671,569	EUR	50.00	Fiat Group Automobiles Financial Services S.p.A.	100.000
Targasys Stock SA	Alcalá De Henares	Spain	5,108,799	EUR	50.00	Fiat Group Automobiles Financial Services S.p.A.	100.000

FER MAS Oto Ticaret A.S.	Istanbul	Turkey	5,500,000	TRY	37.64	Tofas-Turk Otomobil Fabrikasi Tofas A.S.	99.418
G.E.I.E. Gisevel	Paris	France	15,200	EUR	50.00	Fiat France	50.000
G.E.I.E.-Sevelind	Paris	France	15,200	EUR	50.00	Fiat France	50.000
Koc Fiat Kredi Tuketici Finansmani A.S.	Istanbul	Turkey	30,000,000	TRY	37.86	Tofas-Turk Otomobil Fabrikasi Tofas A.S.	100.000
MEKATRO Arastirma-Gelistirme ve Ticaret A.S.	Kocaeli	Turkey	150,000	TRY	36.72	Tofas-Turk Otomobil Fabrikasi Tofas A.S.	97.000
Nan Jing Fiat Auto Co. Ltd.	Nanjing	People's Rep.of China	1,409,469,782	CNY	50.00	Fiat Group Automobiles S.p.A.	50.000
PLATFORM Arastirma Gelistirme Tasarim ve Ticaret A.S.	Bursa	Turkey	1,000,000	TRY	37.48	Tofas-Turk Otomobil Fabrikasi Tofas A.S.	99.000
Società Europea Veicoli Leggeri-Sevel S.p.A.	Atessa	Italy	68,640,000	EUR	50.00	Fiat Group Automobiles S.p.A.	50.000
Société Européenne de Véhicules Légers du Nord-Sevelnord Société Anonyme	Paris	France	80,325,000	EUR	50.00	Fiat France	50.000
Tofas-Turk Otomobil Fabrikasi Tofas A.S.	Levent	Turkey	500,000,000	TRY	37.86	Fiat Group Automobiles S.p.A.	37.856
Agricultural and Construction Equipment
Case Mexico S.A. de C.V.	São Pedro	Mexico	810,000	MXN	44.73	CNH de Mexico SA de CV	100.000
Case Special Excavators N.V.	Zedelgem	Belgium	1,100,000	EUR	44.73	CNH Global N.V.	50.000
CNH Comercial, SA de C.V.	São Pedro	Mexico	160,050,000	MXN	44.73	CNH de Mexico SA de CV	100.000
CNH de Mexico SA de CV	São Pedro	Mexico	165,276,000	MXN	44.73	CNH Global N.V.	50.000
CNH Industrial S.A. de C.V.	São Pedro	Mexico	200,050,000	MXN	44.73	CNH de Mexico SA de CV	100.000
CNH Servicios Comerciales, S.A. de C.V.	São Pedro	Mexico	50,000,000	MXN	43.83	CNH Global N.V.	49.000
CNH Servicios Corporativos S.A. de C.V.	São Pedro	Mexico	375,000	MXN	44.73	CNH de Mexico SA de CV	99.999
Consolidated Diesel Company	Whitakers	U.S.A.	100	USD	44.73	CNH Engine Corporation	50.000
LBX Company LLC	Wilmington	U.S.A.	0	USD	44.73	Case LBX Holdings Inc.	50.000
L&T-Case Equipment Private Limited	Mumbai	India	240,100,000	INR	44.73	CNH America LLC	50.000
Megavolt L.P. L.L.L.P.	Wilmington	U.S.A.	500,000	USD	35.78	CNH America LLC	40.000
New Holland HFT Japan Inc.	Sapporo	Japan	240,000,000	JPY	44.73	CNH Global N.V.	50.000
New Holland Trakmak Traktor A.S.	Izmir	Turkey	800,000	TRY	33.54	CNH Global N.V.	37.500
Turk Traktor Ve Ziraat Makineleri A.S.	Ankara	Turkey	47,000,000	TRY	33.54	CNH Global N.V.	37.500
Trucks and Commercial Vehicles
Iveco Fiat - Oto Melara Società consortile r.l.	Rome	Italy	40,000	EUR	50.00	Iveco S.p.A.	50.000
Naveco Ltd.	Nanjing	People's Rep.of China	2,527,000,000	CNY	50.00	Iveco S.p.A.	50.000
SAIC IVECO Commercial Vehicle Investment Company Limited	Shanghai	People's Rep.of China	50,000,000	USD	50.00	Iveco S.p.A.	50.000
Transolver Finance Establecimiento Financiero de Credito S.A.	Madrid	Spain	9,315,500	EUR	50.00	Iveco S.p.A.	50.000
Components
Gestamp Marelli Autochasis S.L.	Barcelona	Spain	2,000,000	EUR	50.00	Sistemi Sospensioni S.p.A.	50.000
Metallurgical Products
Hua Dong Teksid Automotive Foundry Co. Ltd.	Zhenjiang-Jangsu	People's Rep.of China	385,363,550	CNY	42.40	Teksid S.p.A.	50.000

Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Subsidiaries accounted for using the equity method
Automobiles
Alfa Romeo Inc.	Orlando	U.S.A.	3,000,000	USD	100.00	Fiat Group Automobiles S.p.A.	100.000
Alfa Romeo Motors Ltd.	Bangkok	Thailand	160,000,000	THB	100.00	Fiat Group Automobiles S.p.A.	100.000
Auto Italia Erfurt GmbH in liquidation	Erfurt	Germany	2,985,000	EUR	100.00	Fiat Automobil Vertriebs GmbH	100.000
F.A. Austria Commerz GmbH	Vienna	Austria	37,000	EUR	100.00	Fiat Group Automobiles Switzerland S.A.	100.000
Fiat Auto Egypt Industrial Company SAE	Giza	Egypt	50,000,000	EGP	80.40	Fiat Group Automobiles S.p.A.	80.400
Fiat Auto Egypt S.A.E.	Giza	Egypt	5,000,000	EGP	79.60	Fiat Auto Egypt Industrial Company SAE	99.000
Fiat Auto S.A. de Ahorro para Fines Determinados	Buenos Aires	Argentina	24,535,149	ARS	100.00	Fiat Auto Argentina S.A.	100.000
Fiat Auto Thailand Pvt. Ltd.	Bangkok	Thailand	276,000,000	THB	100.00	Fiat Group Automobiles S.p.A.	100.000
Italcar SA	Casablanca	Morocco	28,000,000	MAD	99.94	Fiat Auto Maroc S.A.	99.986
Sirio Polska Sp. z o.o.	Bielsko-Biala	Poland	1,350,000	PLN	100.00	Fiat Auto Poland S.A.	99.963
						Fiat Polska Sp. z o.o.	0.037
Zao Zernoproductpromsnabmechanizatsija	Nizhniy Novgorod	Russia	24,660,000	RUB	73.14	Fiat Group Automobiles S.p.A.	73.139	73127
Agricultural and Construction Equipment
Farmers New Holland Inc.	Wilmington	U.S.A.	800,000	USD	89.45	CNH America LLC	100.000
Jackson New Holland, Inc.	Wilmington	U.S.A.	371,000	USD	84.39	CNH America LLC	94.340
Medicine Hat New Holland Ltd.	Ottawa	Canada	903.783	CAD	56.27	CNH Canada, Ltd.	62.900
Northside New Holland Inc.	Wilmington	U.S.A.	250,000	USD	62.33	CNH America LLC	69.680
Ridgeview New Holland Inc.	Wilmington	U.S.A.	534,000	USD	61.61	CNH America LLC	68.876
Southside New Holland Tractor & Equipment, Inc.	Wilmington	U.S.A.	325,000	USD	89.45	CNH America LLC	100.000
Sunrise Tractor & Equipment Inc.	Wilmington	U.S.A.	875,000	USD	70.64	CNH America LLC	78.971
Tri-County New Holland Inc.	Wilmington	U.S.A.	400,000	USD	89.45	CNH America LLC	100.000
Trucks and Commercial Vehicles
Altra S.p.A.	Genoa	Italy	516,400	EUR	100.00	Iveco S.p.A.	100.000
F. Pegaso S.A.	Madrid	Spain	993.045	EUR	100.00	Iveco España S.L.	100.000
Financière Pegaso France S.A.	Trappes	France	260.832	EUR	100.00	Iveco España S.L.	100.000
Iveco Colombia Ltda.	Santa Fe' de Bogota	Colombia	7,596,249,000	COP	100.00	Iveco Venezuela C.A.	99.990
						Iveco Latin America Ltda	0.010
Iveco Plan S.A. de Ahorro para fines determinados	Buenos Aires	Argentina	153,000	ARS	100.00	Iveco Argentina S.A.	99.600
						Fiat Argentina S.A.	0.400
Iveco S.P.R.L.	Kinshasa	Congo (Dem. Rep. Congo)	340,235,000	CDF	100.00	Iveco S.p.A.	99.992
						Astra Veicoli Industriali S.p.A.	0.008
Components
Cofap Fabricadora de Pecas Ltda	Santo Andre	Brazil	62,838,291	BRL	68.26	Magneti Marelli do Brasil Industria e Comercio SA	68.350
Production Systems
Comau AGS s.r.l.	Grugliasco	Italy	103,100	EUR	100.00	Comau S.p.A.	100.000
Comau Service U.K. Ltd	Watford	United Kingdom	260,000	GBP	100.00	Comau S.p.A.	100.000
Holding companies and Other companies
Centro Studi sui Sistemi di Trasporto-CSST S.p.A.	Turin	Italy	520,000	EUR	89.92	Fiat Group Automobiles S.p.A.	49.000
						Iveco S.p.A.	30.000
						C.R.F. Società Consortile per Azioni	11.000
Cromos Consulenza e Formazione S.r.l. in liquidation	Turin	Italy	13,000	EUR	76.00	Business Solutions S.p.A.	76.000
European Engine Alliance EEIG	Basildon	United Kingdom	0	GBP	63.15	CNH U.K. Limited	33.333
						Iveco S.p.A.	33.333
Fiat (China) Business Co., Ltd.	Beijing	People's Rep.of China	500,000	USD	100.00	Fiat Partecipazioni S.p.A.	100.000
Isvor Dealernet S.r.l. in liquidation	Turin	Italy	10,000	EUR	99.38	Isvor Fiat Società consortile di sviluppo e addestramento industriale per Azioni	80.000
						Fiat Group Automobiles S.p.A.	20.000
SGR-Sociedad para la Gestion de Riesgos S.A.	Buenos Aires	Argentina	10,000	ARS	99.96	Rimaco S.A.	99.960
Sistemi Ambientali S.p.A. in liquidation	Rivoli	Italy	9,544,080	EUR	99.79	Fiat Partecipazioni S.p.A.	99.785

Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Subsidiaries valued at cost
Automobiles
Fiat Auto Espana Marketing Instituto Agrupacion de Interes Economico	Alcalá De Henares	Spain	30.051	EUR	95.00	Fiat Group Automobiles Spain S.A.	95.000
Fiat Auto Marketing Institute (Portugal) ACE	Alges	Portugal	15,000	EUR	80.00	Fiat Group Automobiles Portugal, S.A.	80.000
I.T.C.A. Produzione S.p.A.	Grugliasco	Italy	10,000,000	EUR	100.00	I.T.C.A. Tools S.p.A.	100.000
I.T.C.A. S.p.A.	Grugliasco	Italy	2,000,000	EUR	100.00	Fiat Group Automobiles S.p.A.	100.000
I.T.C.A. Tools S.p.A.	Grugliasco	Italy	10,000,000	EUR	100.00	I.T.C.A. S.p.A.	100.000
New Business 18 S.r.l.	Turin	Italy	50,000	EUR	100.00	ABARTH & C. S.p.A.	100.000
Nuove Iniziative Finanziarie 2 S.r.l.	Turin	Italy	25,000	EUR	100.00	Fiat Group Automobiles S.p.A.	99.000
						Fidis S.p.A.	1.000
(*) Powertrain India Pvt. Ltd. in liquidation	Mumbai	India	101,000	INR	100.00	Fiat India Automobiles Private Limited	100.000
Sistemas & Componentes Mecanicos - S.C.M. Industria e Comercio Ltda	Sete Lagoas	Brazil	74,772,257	BRL	100.00	Sistemas de Comandos Mecanicos - S.C.M. Industria e Comercio LTDA.	100.000
Sistemas de Comandos Mecanicos - S.C.M. Industria e Comercio LTDA.	Sete Lagoas	Brazil	141,362,320	BRL	100.00	Fiat Automoveis S.A. - FIASA	100.000
Turinauto S.P.A.	Turin	Italy	510,000	EUR	100.00	I.T.C.A. S.p.A.	100.000
Ferrari
Scuderia Ferrari Club S.c. a r.l.	Maranello	Italy	105,000	EUR	81.28	Ferrari S.p.A.	95.619
Agricultural and Construction Equipment
Austoft Industries Limited	St. Marys	Australia	0	AUD	89.45	CNH Australia Pty Limited	100.000
Brim Oregon, Inc.	Wilmington	U.S.A.	500,000	USD	89.45	CNH America LLC	100.000
Case Construction Equipment, Inc.	Wilmington	U.S.A.	1,000	USD	89.45	CNH America LLC	100.000
Case Credit Australia Investments Pty Ltd	St. Marys	Australia	0	AUD	89.45	CNH Australia Pty Limited	100.000
Case Credit Wholesale Pty. Limited	St. Marys	Australia	0	AUD	89.45	CNH Australia Pty Limited	100.000
Case IH Agricultural Equipment, Inc.	Wilmington	U.S.A.	1,000	USD	89.45	CNH America LLC	100.000
CNH Capital Canada Insurance Agency Ltd.	Calgary	Canada	1	CAD	89.45	CNH Canada, Ltd.	100.000
Fermec North America Inc.	Wilmington	U.S.A.	5	USD	89.45	CNH America LLC	100.000
International Harvester Company	Wilmington	U.S.A.	1,000	USD	89.45	CNH America LLC	100.000
J.I. Case Company Limited	Basildon	United Kingdom	2	GBP	89.45	Case United Kingdom Limited	100.000
Mass-Conn Equipment, Inc.	Wilmington	U.S.A.	500,000	USD	89.45	CNH America LLC	100.000
New Holland Agricultural Equipment S.p.A.	Turin	Italy	120,000	EUR	89.45	CNH Italia s.p.a.	100.000
New Holland Construction Equipment S.p.A.	Turin	Italy	120,000	EUR	89.45	CNH Italia s.p.a.	100.000
RosCaseMash	Saratov	Russia	0	RUB	34.22	Case Equipment Holdings Limited	38.250	51.000
Trucks and Commercial Vehicles
Consorzio per la Formazione Commerciale Iveco-Coforma	Turin	Italy	51.646	EUR	59.92	Iveco S.p.A.	50.000
						Isvor Fiat Società consortile di sviluppo e addestramento industriale per Azioni	10.000
Iran Magirus-Deutz	Teheran	Iran	180,000,000	IRR	100.00	Iveco Magirus AG	100.000
Irisbus North America Limited Liability Company	Las Vegas	U.S.A.	20,000	USD	100.00	Iveco France	100.000
Iveco Motors of China Limited	Shanghai	People's Rep.of China	300,000	USD	100.00	Iveco S.p.A.	100.000
M.R. Fire Fighting International S.A.	Brasov	Romenia	35,000,000	RON	75.88	Iveco Magirus Brandschutztechnik GmbH	74.000
						Brandschutztechnik Gorlitz GmbH	1.000
						Iveco Magirus Fire Fighting GmbH	1.000
Components
Automotive Lighting Japan K.K.	KohoKu-Ku-Yokohama	Japan	10,000,000	JPY	99.99	Automotive Lighting Reutlingen GmbH	100.000
Electromechanical Racing S.r.l.	Corbetta	Italy	100,000	EUR	99.99	Magneti Marelli Holding S.p.A.	100.000
Fast Buyer Middle East A.S.	Bursa	Turkey	350,230	TRY	93.95	Mako Elektrik Sanayi Ve Ticaret A.S.	98.900
Magneti Marelli Automotive Components (India) Limited in liquidation	Pune	India	125,000,000	INR	99.99	Magneti Marelli Components B.V. in liquidation	100.000
Magneti Marelli Electronic Systems (Asia) Limited	Hong Kong	People's Rep.of China	10,000	HKD	99.99	Magneti Marelli Sistemi Elettronici S.p.A.	99.990
						Magneti Marelli France S.a.s.	0.010
Magneti Marelli Slovakia s.r.o.	Bratislava	Slovack Republic	200,000	SKK	99.99	Magneti Marelli Sistemi Elettronici S.p.A.	100.000
Sistemi Comandi Meccanici Otomotiv Sanayi Ve Ticaret A.S.	Bursa	Turkey	90,000	TRY	99.95	Magneti Marelli Holding S.p.A.	99.956
Sistemi Comandi Meccanici S.C.M. S.p.A.	Corbetta	Italy	1,800,000	EUR	99.99	Magneti Marelli Holding S.p.A.	100.000
Yorka Northamerica Corp.	Southfield	U.S.A.	10,000	USD	99.99	Automotive Lighting Rear Lamps Mexico S. de r.l. de C.V.	100.000
Production Systems
Comau (Shanghai) International Trading Co. Ltd.	Shanghai	People's Rep.of China	200,000	USD	100.00	Comau S.p.A.	100.000
Comau U.K. Limited	Telford	United Kingdom	2,500	GBP	100.00	Comau S.p.A.	100.000
Consorzio Fermag in liquidation	Milan	Italy	144.608	EUR	68.00	Comau S.p.A.	68.000
Synesis	Modugno	Italy	20,000	EUR	75.00	Comau S.p.A.	75.000
Holding companies and Other companies
Fiat Common Investment Fund Limited	London	United Kingdom	2	GBP	100.00	Fiat U.K. Limited	100.000
Fiat Gra.De EEIG	Watford	United Kingdom	0	GBP	97.41	Fiat Group Automobiles S.p.A.	46.000
						CNH Global N.V.	23.000
						Fiat Netherlands Holding N.V.	23.000
						Business Solutions S.p.A.	2.000
						Fiat S.p.A.	2.000
						Comau S.p.A.	1.000
						C.R.F. Società Consortile per Azioni	1.000
						Magneti Marelli Holding S.p.A.	1.000
						Teksid S.p.A.	1.000
Fiat Oriente S.A.E. in liquidation	Cairo	Egypt	50,000	EGP	100.00	Fiat Partecipazioni S.p.A.	100.000
Fides Corretagens de Securos Ltda	Nova Lima	Brazil	365.525	BRL	100.00	Rimaco S.A.	99.998
Isvor Fiat India Private Ltd. in liquidation	New Delhi	India	1,750,000	INR	99.23	Isvor Fiat Società consortile di sviluppo e addestramento industriale per Azioni	100.000
MC2 - Media Communications S.p.A.	Turin	Italy	219.756	EUR	51.00	Fiat Partecipazioni S.p.A.	51.000
New Business 19 S.r.l.	Turin	Italy	50,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000
New Business 20 S.r.l.	Turin	Italy	50,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000
Nuova Immobiliare nove S.r.l.	Turin	Italy	50,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000
Nuova Immobiliare Otto S.r.l.	Turin	Italy	50,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000
Nuova Immobiliare Tre S.p.A.	Turin	Italy	120,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000
Nuove Iniziative Finanziarie 4 S.r.l.	Turin	Italy	50,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000

(*) Assets held for sale.

Subsidiaries valued at cost (continued)
Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Orione-Società Industriale per la Sicurezza e la Vigilanza Consortile per Azioni	Turin	Italy	120,000	EUR	98.85	Fiat Partecipazioni S.p.A.	77.822
						Fiat S.p.A.	18.003
						Editrice La Stampa S.p.A.	0.439
						Fiat Group Automobiles S.p.A.	0.439
						CNH Italia s.p.a.	0.220
						Comau S.p.A.	0.220
						Ferrari S.p.A.	0.220
						Fiat Finance S.p.A.	0.220
						Fiat Powertrain Technologies SpA	0.220
						Fiat Services S.p.A.	0.220
						Isvor Fiat Società consortile di sviluppo e addestramento industriale per Azioni	0.220
						Iveco S.p.A.	0.220
						Magneti Marelli Holding S.p.A.	0.220
						Sisport Fiat S.p.A. - Società sportiva dilettantistica	0.220
PDL Services S.r.l.	Turin	Italy	105,000	EUR	100.00	Fiat Partecipazioni S.p.A.	100.000

Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Associated companies accounted for using the equity method
Automobiles
Fiat Auto Kreditbank GmbH	Vienna	Austria	5,000,000	EUR	25.00	Fidis S.p.A.	25.000
Fidis Bank G.m.b.H.	Vienna	Austria	4,740,000	EUR	25.00	Fidis S.p.A.	25.000
Targasys S.r.l.	Turin	Italy	4,322,040	EUR	40.00	Fidis S.p.A.	40.000
Utymat S.A.	Santa Margarita I Els Monjos	Spain	2,644,453	EUR	40.00	I.T.C.A. S.p.A.	40.000
Ferrari
Ferrari Maserati Cars International Trading (Shanghai) Co. Ltd.	Shanghai	People's Rep.of China	3,000,000	USD	34.00	Ferrari S.p.A.	40.000
Senator Software Gmbh	Munich	Germany	25.565	EUR	37.49	Ferrari Financial Services AG	49.000
Agricultural and Construction Equipment
Al-Ghazi Tractors Ltd	Karachi	Pakistan	214,682,226	PKR	38.62	CNH Global N.V.	43.169
CNH Capital Europe S.a.S.	Puteaux	France	88,482,297	EUR	44.64	CNH Global N.V.	49.900
Employers Health Initiatives LLC	Wilmington	U.S.A.	0	USD	44.73	CNH America LLC	50.000
Kobelco Construction Machinery Co. Ltd.	Tokyo	Japan	16,000,000,000	JPY	17.89	CNH Global N.V.	20.000
New Holland Finance Ltd	Basingstoke	United Kingdom	2,900,001	GBP	43.83	CNH Global N.V.	49.000
Rathell Farm Equipment Company Inc.	Wilmington	U.S.A.	640,000	USD	38.70	CNH America LLC	43.266
Powertrain Technologies
Powertrain Industrial Services S.C.R.L. in liquidation	Turin	Italy	100,000	EUR	50.00	Fiat Powertrain Technologies SpA	25.000
						FMA - Fabbrica Motori Automobilistici S.r.l.	25.000
Trucks and Commercial Vehicles
GEIE V.IV.RE	Boulogne	France	0	EUR	50.00	Iveco S.p.A.	50.000
Haveco Automotive Transmission Co. Ltd.	Zhajiang	People's Rep.of China	200,010,000	CNY	33.33	Iveco S.p.A.	33.330
Iveco Finance Holdings Limited	Basingstoke	United Kingdom	1,000	EUR	49.00	Iveco Partecipazioni Finanziarie S.r.l.	49.000
Iveco Uralaz Ltd.	Miass	Russia	65,255,056	RUB	33.33	Iveco S.p.A.	33.330
Iveco-Motor Sich, Inc.	Zaporozhye	Ukraine	26,568,000	UAH	38.62	Iveco S.p.A.	38.618
Otoyol Sanayi A.S.	Samandira-Kartal/Istanbul	Turkey	52,674,386	TRY	27.00	Iveco S.p.A.	27.000
V.IVE.RE Gruppo Europeo di Interesse Economico	Turin	Italy	0	EUR	50.00	Iveco S.p.A.	50.000
Production Systems
Gonzalez Production Systems Inc.	Pontiac	U.S.A.	10,000	USD	49.00	Comau Pico Holdings Corporation	49.000
G.P. Properties I L.L.C.	Pontiac	U.S.A.	10,000	USD	49.00	Comau Pico Holdings Corporation	49.000
Publishing and Communications
Editalia S.r.l.	Caserta	Italy	2,833,050	EUR	45.00	Editrice La Stampa S.p.A.	45.000
Edizioni Dost S.r.l.	Bologna	Italy	1,042,914	EUR	40.00	Editrice La Stampa S.p.A.	40.000
Società Editrice Mercantile S.r.l.	Genoa	Italy	4,247,000	EUR	40.00	Editrice La Stampa S.p.A.	40.000
To-dis S.r.l.	Turin	Italy	510,000	EUR	45.00	Editrice La Stampa S.p.A.	45.000
Holding companies and Other companies
Livingstone Motor Assemblers Ltd.	Livingstone	Zambia	20,000,000	ZMK	20.00	Fiat Partecipazioni S.p.A.	20.000
Rizzoli Corriere della Sera MediaGroup S.p.A.	Milan	Italy	762,019,050	EUR	10.09	Fiat Partecipazioni S.p.A.	10.093	10,497

Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Associated companies valued at cost
Automobiles
Consorzio per la Reindustrializzazione Area di Arese S.r.l. in liquidation	Arese	Italy	1,020,000	EUR	30.00	Fiat Group Automobiles S.p.A.	30.000
Fidis Rent GmbH	Frankfurt	Germany	50,000	EUR	49.00	Fiat Teamsys GmbH	49.000
Turin Auto Private Ltd. in liquidation	Mumbai	India	43,300,200	INR	50.00	I.T.C.A. S.p.A.	50.000
Ferrari
Iniziativa Fiorano S.r.l.	Modena	Italy	90,000	EUR	28.33	Ferrari S.p.A.	33.333
Agricultural and Construction Equipment
Nido Industria Vallesina	Ancona	Italy	53.903	EUR	34.64	CNH Italia s.p.a.	38.728
Trucks and Commercial Vehicles
Sotra S.A.	Abidijan	Ivory Coast	3,000,000,000	XOF	39.80	Iveco France	39.800
Trucks & Bus Company	Tajoura	Libya	96,000,000	LYD	25.00	Iveco España S.L.	25.000
Zastava-Kamioni D.O.O.	Kragujevac	Serbia	1,673,505,893	YUM	33.68	Iveco S.p.A.	33.677
Components
Flexider S.p.A.	Turin	Italy	4,131,655	EUR	25.00	Magneti Marelli Holding S.p.A.	25.000
Mars Seal Private Limited	Mumbai	India	400,000	INR	24.00	Magneti Marelli France S.a.s.	24.000
Matay Otomotiv Yan Sanay Ve Ticaret A.S.	Istanbul	Turkey	2,400,000	TRY	28.00	Magneti Marelli Holding S.p.A.	28.000
M.I.P.-Master Imprese Politecnico	Milan	Italy	20.658	EUR	50.00	Magneti Marelli Holding S.p.A.	50.000
Production Systems
Consorzio Generazione Forme-CO.GE.F.	San Mauro Torinese	Italy	15.494	EUR	33.33	Comau S.p.A.	33.333
Publishing and Communications
Le Monde Europe S.A.S.	Paris	France	5,024,274	EUR	48.44	La Stampa Europe SAS	48.443
Le Monde Presse S.A.S.	Paris	France	7,327,930	EUR	27.28	La Stampa Europe SAS	27.277
Holding companies and Other companies
Agenzia Internazionalizzazione Imprese Torino S.r.l. in liquidation	Turin	Italy	102,000	EUR	35.00	Fiat Partecipazioni S.p.A.	35.000
Ascai Servizi S.r.l. in liquidation	Rome	Italy	73.337	EUR	25.77	Isvor Fiat Società consortile di sviluppo e addestramento industriale per Azioni	25.970
Ciosa S.p.A. in liquidation	Milan	Italy	516	EUR	25.00	Fiat Partecipazioni S.p.A.	25.000
Consorzio Parco Industriale di Chivasso	Chivasso	Italy	51,650	EUR	27.40	Fiat Partecipazioni S.p.A.	23.100
						ABARTH & C. S.p.A.	4,300
Consorzio per lo Sviluppo delle Aziende Fornitrici in liquidation	Turin	Italy	241.961	EUR	30.89	CNH Italia s.p.a.	10.672
						Fiat Group Automobiles S.p.A.	10.672
						Iveco S.p.A.	10.672
Consorzio Prode	Naples	Italy	51.644	EUR	34.62	Elasis-Società Consortile per Azioni	35.000
Consorzio Scire	Pomigliano d'Arco	Italy	51.644	EUR	49.46	Elasis-Società Consortile per Azioni	50.000
Consorzio Scuola Superiore per l'Alta Formazione Universitaria Federico II	Naples	Italy	127,500	EUR	19.78	Elasis-Società Consortile per Azioni	20.000
FMA-Consultoria e Negocios Ltda	São Paulo	Brazil	1	BRL	50.00	Fiat do Brasil S.A.	50.000
Interfinanziaria S.A.	Paradiso	Switzerland	1,000,000	CHF	33.33	IHF-Internazionale Holding Fiat S.A.	33.330
MB Venture Capital Fund I Participating Company F N.V.	Amsterdam	Netherlands	50,000	EUR	45.00	Fiat Partecipazioni S.p.A.	45.000
Nuova Didactica S.c. a r.l.	Modena	Italy	112,200	EUR	24.89	Ferrari S.p.A.	16.364
						CNH Italia s.p.a.	12.273
Tecnologie per il Calcolo Numerico-Centro Superiore di Formazione S.c. a r.l.	Trento	Italy	100,000	EUR	24.82	C.R.F. Società Consortile per Azioni	25.000
Zetesis S.p.A. in liquidation	Milan	Italy	283,150	EUR	40.00	Fiat Partecipazioni S.p.A.	40.000

Name	Registered office	Country	Capital stock	Currency	% of Group consoli-dation	Interest held by	% interest held	% of voting rights
Other companies valued at cost
Agricultural and Construction Equipment
Polagris S.A.	Pikieliszki	Lithuania	1,133,400	LTL	9.89	CNH Polska Sp. z o.o.	11.054
Trucks and Commercial Vehicles
Consorzio Spike	Genoa	Italy	90,380	EUR	15.00	Iveco S.p.A.	15.000
Holding companies and Other companies
Centro di Eccellenza su Metodi e Sistemi per le Aziende Competitive	Fisciano	Italy	225,000	EUR	15.83	Elasis-Società Consortile per Azioni	16.000
Consorzio Calef (Consorzio per la ricerca e lo sviluppo delle applicazioni industriali laser e del fascio elettronico)	Rotondella	Italy	83.445	EUR	10.44	Elasis-Società Consortile per Azioni	5.319
						C.R.F. Società Consortile per Azioni	5.213
Consorzio Lingotto	Turin	Italy	9.612	EUR	16.90	Fiat Attività Immobiliari S.p.A.	11.500
						Fiat S.p.A.	5.400
Consorzio Technapoli	Naples	Italy	1,626,855	EUR	10.99	Elasis-Società Consortile per Azioni	11.110
Ercole Marelli & C. S.p.A. in liquidation	Milan	Italy	9,633,000	EUR	13.00	Fiat Partecipazioni S.p.A.	13.000
Euromedia Luxembourg One S.A. in liquidation	Luxembourg	Luxembourg	44,887,500	USD	14.29	Fiat Netherlands Holding N.V.	14.286
Expo 2000 - S.p.A.	Turin	Italy	2,205,930	EUR	18.95	Fiat Partecipazioni S.p.A.	18.949
Fin.Priv. S.r.l.	Milan	Italy	20,000	EUR	14.29	Fiat S.p.A.	14.285
Sorore Ricerche per Santa Maria della Scala	Siena	Italy	9.296	EUR	16.66	Fiat Partecipazioni S.p.A.	16.663
Torino Zerocinque Investment S.p.A.	Milan	Italy	2,755,000	EUR	17.62	Fiat Partecipazioni S.p.A.	17.620
Torino Zerocinque Trading S.p.A.	Milan	Italy	2,425,000	EUR	15.04	Fiat Partecipazioni S.p.A.	15.040

Fiat S.p.A.	Financial Review and Interim Financial Statements at June 30, 2007

Financial Review of FIAT S.p.A.
In compliance with Consob Regulation No. 11971 of May 14, 1999 and subsequent amendments, the financial statements of the Parent Company Fiat S.p.A. for the six months ended June 30, 2007, reported in the following pages and summarised and commented upon in this section, have been prepared in accordance with accounting principles and policies consistent with those used in the preparation of the company’s annual financial statements at December 31, 2006, to which reference should be made, and with those which will be used in the preparation of the company’s annual financial statements at December 31, 2007.

In this respect, from 2005, the Fiat Group prepares its consolidated financial statements in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), in compliance with European Regulation no. 1606 of July 19, 2002. On the basis of national laws implementing that Regulation, the Parent Company Fiat S.p.A. began presenting its separate financial statements in accordance with IFRS in 2006, reporting these together with the comparative figures for the previous year.

Operating Performance
The Parent Company earned net income of 370 million euros in the first half of 2007, 97 million euros higher than in the corresponding period of 2006.

The company’s Income Statement is summarised in the following table:

(in millions of euros)	1st Half 2007	1st Half 2006
Investment income	368	256
- Dividends	421	348
- Impairment losses	(53)	(92)
- Gains (losses) on disposal of investments	-	-
Personnel and operating costs net of other revenues	(43)	(33)
Financial income (expenses)	46	51
Income taxes	(1)	(1)
Net income	370	273

Investment income totalled 368 million euros, compared with investment income of 256 million euros in the first half of 2006. This item, consisting of dividends received during the period net of impairment losses on investments, may be analysed more specifically as follows:

▪  Dividends totalled 421 million euros and are almost completely related to dividends received from subsidiaries, mainly from IHF – Internazionale Holding Fiat S.A. (271 million euros), Ferrari S.p.A. (64 million euros) and Fiat Finance S.p.A. (60 million euros). In the corresponding period of 2006 dividends received totalled 348 million euros, mainly from Internazionale Holding Fiat S.A. (259 million euros) and Fiat Finance S.p.A. (75 million euros).
▪  Impairment losses of 53 million euros relate to the investment in Comau S.p.A. The carrying amount of the investment (the company operates in a sector still going through a restructuring process which commenced in the second half of 2006) was tested for impairment using the same methodology as that employed for the preparation of the 2006 financial statements.  There were no indications that any of the other investments in subsidiaries may have been impaired and accordingly impairment testing will be carried out for these assets only at the time of the preparation of the annual financial statements, when any reversals of impairment losses will also be recognised if appropriate.
Net impairment losses of 92 million euros recognised in the first half of 2006 regarded the investment in Fiat Partecipazioni S.p.A. and resulted from the unfavourable performance of its subsidiaries in the Auto Sector.
▪  There were no significant gains or losses on the disposal of investments during the period.

Personnel and operating costs net of other revenues totalled 43 million euros, compared with 33 million euros in the first half of 2006.

Specifically:

▪  Personnel and operating costs, totalling 110 million euros, comprise 25 million euros in personnel costs and 85 million euros in other operating costs, which include the costs for services, amortisation and depreciation and other operating costs. There was an overall increase of 37 million euros in these costs compared to those incurred in the first half of 2006, of which an amount of 22 million euros relates to the recognition as required by IFRS of the non-cash expense arising from the latest approved stock option plan and 15 million euros to increased costs for services.
The average headcount was 119 employees, compared with an average of 137 employees in the first half of 2006.

▪  Other revenues, totalling 67 million euros, principally refer to the change in contract work in progress (agreements between Fiat S.p.A. and Treno Alta Velocità – T.A.V. S.p.A.), which is measured by applying the percentage of completion to the total contractual value of the work, to royalties for the use of the Fiat trademark, calculated as a percentage of the revenues generated by the Group companies that use it, and the services of executives at the principal companies of the Group. There was an overall increase of 27 million euros in these revenues compared to those earned in the first half of 2006, caused by a rise in the charges applied for the use of the trademark and increased recoveries.

Net financial income amounts to 46 million euros. The income of 160 million euros arising from the remeasurement at fair value of the two equity swap contracts on Fiat shares which expire in 2007, entered to hedge the risk of a rise in the share price above the exercise price of the stock options granted to the Chief Executive Officer in 2004 and 2006, more than compensated financial expenses of 126 million euros. Net financial income of 51 million euros recorded in the first half of 2006 arose from the interest income related to the liquid funds held for a major portion of the period.

Income taxes of 1 million euros relate to deferred taxation. Income tax expense of 1 million euros in the first half of 2006 regarded IRAP current taxation that had accrued during the period.

Net income of 370 million euros was earned in the first half of 2007 (against 273 million euros in the first half of 2006). Net income for the full year is in any case expected to be at a level sufficient to provide remuneration to stockholders in line with the previously announced dividend policy, under which it is the intention of Fiat to distribute about 25% of its consolidated net income to stockholders in the period from 2007 to 2010.

Balance Sheet
Highlights of the Parent Company’s Balance Sheet are illustrated in the following table:

(in millions of euros)	At June 30, 2007	At December 31, 2006
Non-current assets	13,250	14,559
- of which: Investments	13,191	14,500
Working capital	295	167
Total net invested capital	13,545	14,726
Stockholders’ equity	10,275	10,374
Net debt (liquid funds)	3,270	4,352

The net decrease in investments of 1,309 million euros compared to the balance at December 31, 2006 is mostly due to the distribution of capital reserves of 1,300 million euros by the subsidiary Fiat Partecipazioni S.p.A. to its sole stockholder Fiat S.p.A. The other changes include the previously mentioned write down of the investment in Comau S.p.A. net of a recapitalisation of 50 million euros, and the remeasurement at fair value of investments in other companies.

Working capital totalling 295 million euros consists of trade and tax receivables and payables, balances due from and to employees, work in progress on contracts net of advances and provisions. The increase of 128 million euros compared to the balance at December 31, 2006 is principally due to the increase in receivables from the tax authorities relating to the Group consolidated VAT return (a refund has been requested for a large part of this) and the settlement of payables to subsidiaries for consolidated VAT and IRES corporate income tax.

Stockholders’ equity amounted to 10,275 million euros at June 30, 2007, representing a net decrease over the six month period of 99 million euros, which arose from the distribution of dividends for 274 million euros and the purchase of treasury stock for 231 million euros, partially balanced by net income for the period of 370 million euros and by other minor changes.

For a more detailed analysis of changes in stockholders’ equity, reference should be made to the relevant table set out in the following pages as part of the financial statements of the Parent Company Fiat S.p.A.

Net debt at June 30, 2007 totalled 3,270 million euros, a decrease of 1,082 million euros compared to the balance at December 31, 2006, which is principally the result of the repayment of capital reserves by the subsidiary Fiat Partecipazioni S.p.A. discussed earlier, net of other changes. A breakdown of net debt is illustrated in the following table:

(in millions of euros)	At June 30, 2007	At December 31, 2006
Current financial receivables, cash and cash equivalents	(239)	(85)
Current financial payables	698	1,627
Non-current financial payables	2,811	2,810
Net debt (net liquid funds)	3,270	4,352

Current financial receivables consist of a balance with the subsidiary Intermap (Nederland) B.V. relating to derivative financial instruments. This balance represents the fair value of the two previously mentioned equity swap contracts on Fiat shares. Current financial payables consist of the overdraft with the subsidiary Fiat Finance S.p.A., as well as payables to factoring companies for advances on receivables. Non-current financial payables consist almost entirely of loans repayable in the 2010-2013 period granted by the subsidiary Fiat Finance S.p.A. at market rates.

For a more detailed analysis of cash flows, reference should be made to the relevant table set out in the following pages as part of the financial statements of the Parent Company Fiat S.p.A.

In conclusion, it is hereby stated that pursuant to the Consob Communication of July 28, 2006 Fiat S.p.A. did not carry out any significant non-recurring transactions or unusual or abnormal operations during the first half of 2007, as defined in that Communication.

Reconciliation between the Parent Company’s equity and its result for the first half of the year
Pursuant to Consob Communication of July 28, 2006, set out below is a reconciliation between the Parent Company’s equity at June 30, 2007 and its result for the first half of the year 2007 with those of the Group (Group interest):

	Stockholders’ equity at	Net result First-Half	Stockholders’ equity at	Net result 2006
(in millions of euros)	June 30, 2007	2007	December 31, 2006
Financial statements of Fiat S.p.A.	10,275	370	10,374	2,343
Elimination of the carrying amounts of consolidated investments and the respective dividends from the financial statements of Fiat S.p.A.	(12,919)	(421)	(14,211)	(346)
Elimination of the reversal of impairment losses (net of recognised impairment losses) of consolidated investments	-	53	-	(2,099)
Equity and results of consolidated subsidiaries	12,805	974	13,404	1,229
Consolidation adjustments :
Elimination of intercompany profits and losses on the sale of investments	-	(20)	-	(41)
Elimination of intercompany profits and losses in inventories and fixed assets and other adjustments	(222)	(5)	(205)	(21)
Consolidated financial statements (Group interest)	9,939	951	9,362	1,065

Income Statement (*)

(in millions of euros)	1st Half 2007	1st Half 2006
Dividends and other income from investments	421	348
(Impairment losses) reversal of impairment losses on investments	(53)	(92)
Gains (losses) on the disposal of investments	-	-
Other operating income	67	40
Personnel costs	(25)	(19)
Other operating costs	(85)	(54)
Financial income (expenses)	46	51
Result before taxes	371	274
Income taxes	1	1
Result from continuing operations	370	273
Result from discontinued operations	-	-
Net result for the period	370	273
(*)  Pursuant to Consob Resolution no. 15519 of July 27, 2006 effects of transactions with related parties on the Income Statement of Fiat S.p.A. are included in the specific income statement schedule reported in the following pages.

Statement of total recognised income and expenses for the first half of 2007 and 2006

(in millions of euros)	1st Half 2007	1st Half 2006
Gains (losses) recognised directly in the
fair value reserve (investments in other companies)	(16)	(11)
Gains (losses) recognised directly in equity	(16)	(11)
Net result for the period	370	273
Total of recognised income (expenses) for the period	354	262

Balance Sheet (*)

(in millions of euros)	At June 30, 2007	At December 31, 2006
ASSETS
Non-current assets
Intangible assets	1	1
Property, plant and equipment	35	37
Investments	13,191	14,500
Other financial assets	21	20
Other non-current assets	2	1
Deferred tax assets	-	-
Total Non-current assets	13,250	14,559
Current assets
Inventories	-	-
Trade receivables	242	155
Current financial receivables	238	84
Other current receivables	651	626
Cash and cash equivalents	1	1
Total Current assets	1,132	866
Assets held for sale	-	-
TOTAL ASSETS	14,382	15,425
STOCKHOLDERS' EQUITY AND LIABILITIES
Stockholders' equity
Capital stock	6,377	6,377
Additional paid-in capital	1,541	1,541
Legal reserve	536	447
Other reserves and retained earnings	1,694	(310)
Treasury stock	(243)	(24)
Net result for the period	370	2,343
Total Stockholders' equity	10,275	10,374
Non-current liabilities
Provisions for employee benefits and other non-current provisions	21	18
Non-current financial payables	2,811	2,810
Other non-current liabilities	16	20
Deferred tax liabilities	4	3
Total Non-current liabilities	2,852	2,851
Current liabilities
Provisions for employee benefits and other current provisions	6	27
Trade payables	244	185
Current financial payables	698	1,627
Other payables	307	361
Total Current liabilities	1,255	2,200
Liabilities held for sale	-	-
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	14,382	15,425
(*)  Pursuant to Consob Resolution no. 15519 of July 27, 2006 effects of transactions with related parties on the Balance Sheet of Fiat S.p.A. are included in the specific balance sheet schedule reported in the following pages.

Statement of Cash Flows

(in millions of euros)		1st Half 2007	1st Half 2006
A)	Cash and cash equivalents at beginning of period	1	1
B)	Cash flows from (used in) operating activities during the period:
	Net result for the period	370	273
	Amortisation and depreciation	1	1
	Non-cash stock option costs	24	3
	(Impairment losses) reversals of impairment losses of investments	53	92
	Capital losses/gains on the disposal of investments	-	-
	Change in provisions for employee benefits and other provisions	(18)	(9)
	Change in deferred taxes	1	-
	Change in working capital	(111)	101
	Total	320	461
C)	Cash flows from (used in) investment activities:
	Investments:
	Recapitalisations of subsidiaries	(50)	(6,121)
	Acquisitions	-	(44)
	Other investments (tangible and intangible assets and other financial assets)	(1)	-
	Divestitures of investments due to:
	Distribution by a subsidiary of capital reserves	1,300	-
	Proceeds from sale	1	-
	Other divestitures (proceeds from the sale of tangible and intangible assets and other)	-	-
	Total	1,250	(6,165)
D)	Cash flows from (used in) financing activities:
	Change in current financial receivables	(154)	3,035
	Change in non-current financial payables	1	2,800
	Change in current financial payables	(929)	(131)
	Capital increase	-	-
	Purchase of treasury stock	(231)	-
	Sale of treasury stock	17	-
	Dividend distribution	(274)	-
	Total	(1,570)	5,704
E)	Total change in cash and cash equivalents	-	-
F)	Cash and cash equivalents at end of period	1	1

Statement of Changes in Stockholders’ Equity

(in millions of euros)	Capital stock	Additional paid-in capital	Legal reserve	Reserve under law no. 413/1991	Reserve for treasury stock purchases	Reserve for treasury stock in portfolio	Extraordinary reserve	Retained earnings (losses)	Gains (losses) recognised directly in equity	Stock option reserve	Treasury stock (3)	Net result for the period	Total Stockholders’ equity
Balances at December 31, 2006	6,377	1,541	447	23		24	6	(553)	163	27	(24)	2,343	10,374
Capital increases (1)	-	-											-
Allocation of previous year net income:
- to absorb retained losses fully								553				(553)	-
- to the legal reserve			89									(89)	-
- dividend distribution to stockholders												(274)	(274)
- balance to retained earnings								1,427				(1,427)	-
Establishment of a reserve for treasury stock purchases (2)					1,379			(1,379)					-
Purchase of treasury stock					(231)	231					(231)		(231)
Sale of treasury stock						(12)	17				12		17
Fair value adjustments recognised directly in equity									(16)				(16)
Valuation of stock option plans										35			35
Net result for the period												370	370
Balances at June 30, 2007	6,377	1,541	536	23	1,148	243	23	48	147	62	(243)	370	10,275
(1) On February 1, 2007, as the result of the exercising of the rights included in 4,676 “FIAT ordinary warrants 2007” (issued as part of the capital increase of December 10, 2001), 1,169 shares (each of nominal value 5 euros) were issued at a total price of 34,326.51 euros. Subscribed and paid-in capital increased as a consequence by 5,845 euros (from 6,377,257,130 euros to 6,377,262,975 euros). The difference of 28,481.51 euros was recognised as share premium in additional paid-in capital.
(2) As per the resolution passed by stockholders in a general meeting of April 5, 2007, up to a maximum of 1.4 billion euros inclusive of the already restricted reserve of approximately 21 million euros, for treasury stock of 3,344,958 ordinary shares held in portfolio at that date.
(3) Treasury stock at June 30, 2007 consisted of 13,467,127 ordinary shares for a nominal value of approximately 67 million euros (at December 31, 2006: 3,773,458 ordinary shares for a total nominal value of approximately 19 million euros).

(in millions of euros)	Capital stock	Additional paid-in capital	Legal reserve	Reserve under law no. 413/1991	Reserve for treasury stock in portfolio	Extraordinary reserve	Retained earnings (losses)	Gains (losses) recognised directly in equity	Stock option reserve	Treasury stock (4)	Net result for the period	Total Stockholders’ equity
Balances at December 31, 2005	6,377	682	447	23	28	-	(811)	134	16	(28)	1,117	7,985
Allocation of previous year net income:		859					258				(1,117)	-
Sale of treasury stock					-					-		-
Fair value adjustments recognised directly in equity								(11)				(11)
Valuation of stock option plans									3			3
Net result for the period											273	273
Balances at June 30, 2006	6,377	1,541	447	23	28	-	(553)	123	19	(28)	273	8,250
(4) Treasury stock at June 30, 2006 consisted of 4,314,458 ordinary shares for a total nominal value of approximately 22 million euros (at December 31, 2005: 4,331,708 ordinary shares for a total nominal value of approximately 22 million euros).

Income Statement
pursuant to Consob Resolution no. 15519 of July 27, 2006

(in millions of euros)	1st Half 2007	of which Related parties	1st Half 2006	of which Related parties
Dividends and other income from investments	421	421	348	346
(Impairment losses) reversal of impairment losses of investments	(53)		(92)
Gains (losses) on the disposal of investments	-		-
Other operating income	67	31	40	13
Personnel costs	(25)	(10)	(19)	(11)
Other operating costs	(85)	(45)	(54)	(30)
Financial income (expenses)	46	52	51	56
Result before taxes	371		274
Income taxes	1		1
Result from continuing operations	370		273
Result from discontinued operations	-		-
Net result for the period	370		273

Balance Sheet
pursuant to Consob Resolution no. 15519 of July 27, 2006

(in millions of euros)	At June 30, 2007	of which Related parties	At December 31, 2006	of which Related parties
ASSETS
Non-current assets
Intangible assets	1		1
Property, plant and equipment	35		37
Investments	13,191	12,919	14,500	14,211
Other financial assets	21	11	20	10
Other non-current assets	2		1
Deferred tax assets	-		-
Total Non-current assets	13,250		14,559
Current assets
Inventories	-		-
Trade receivables	242	19	155	2
Current financial receivables	238	238	84	84
Other current receivables	651	156	626	147
Cash and cash equivalents	1		1
Total Current assets	1,132		866
Assets held for sale	-		-
TOTAL ASSETS	14,382		15,425
STOCKHOLDERS' EQUITY AND LIABILITIES
Stockholders' equity
Capital stock	6,377		6,377
Additional paid-in capital	1,541		1,541
Legal reserve	536		447
Other reserves and retained earnings	1,694		(310)
Treasury stock	(243)		(24)
Net result for the period	370		2,343
Total Stockholders' equity	10,275		10,374
Non-current liabilities
Provisions for employee benefits and other non-current provisions	21	9	18	7
Non-current financial payables	2,811	2,811	2,810	2,810
Other non-current liabilities	16		20
Deferred tax liabilities	4		3
Total Non-current liabilities	2,852		2,851
Current liabilities
Provisions for employee benefits and other current provisions	6		27
Trade payables	244	5	185	18
Current financial payables	698	477	1,627	1,406
Other payables	307	280	361	324
Total Current liabilities	1,255		2,200
Liabilities held for sale	-		-
TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES	14,382		15,425

AUDITORS' REVIEW REPORT ON THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2007 PREPARED IN CONFORMITY WITH ARTICLE 81 OF CONSOB REGULATION NO. 11971 OF MAY 14, 1999, AND SUBSEQUENT MODIFICATIONS

To the Stockholders of
FIAT S.p.A.

1.
We have reviewed the interim consolidated financial statements, consisting of the consolidated balance sheet, income statement, statements of cash flows and changes in stockholders’ equity and related explanatory notes, which are included in the Half Year Report as of June 30, 2007 of Fiat S.p.A. and subsidiaries (the “Fiat Group”). These interim consolidated financial statements are the responsibility of the Company’s directors. Our responsibility is to issue a report on these interim consolidated financial statements based on our review. In addition, we have read the other sections of the Half Year Report for the sole purpose of verifying their consistency with the interim consolidated financial statements.

2.
Our review was carried out in accordance with the standards recommended by the Italian Regulatory Commission for Companies and the Stock Exchange (“Consob”) for the review of the half-yearly interim financial statements under Resolution no. 10867 of July 31, 1997. Our review consisted principally of applying analytical procedures to the underlying financial data, assessing whether accounting policies have been consistently applied and making enquiries of management responsible for financial and accounting matters. The review excluded audit procedures such as tests of controls and substantive verification procedures of the assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with established auditing standards. Accordingly, unlike our report on the year-end consolidated financial statements, we do not express an audit opinion on the half-yearly interim consolidated financial statements.

3.
With regard to the comparative figures related to the year ended December 31, 2006 and to the six-month period ended June 30, 2006, presented in the interim consolidated financial statements, reference should be made to our auditors’ report dated February 22, 2007 and our auditors’ review report dated July 25, 2006, respectively.

4.
Based on our review, we are not aware of any material modifications that should be made to the interim consolidated financial statements mentioned in paragraph 1. above in order for them to be in conformity with IAS 34 and the criteria established by Consob for the preparation of half-yearly interim financial statements set out in Article 81 of Resolution no. 11971 of May 14, 1999 and subsequent modifications.

DELOITTE & TOUCHE S.p.A.

By : /s/ Piergiovanni Pasquarelli
Partner

Turin, Italy
July 25, 2007

This report has been translated into the English language solely for the convenience of international readers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 10, 2007

FIAT S.p.A.

BY: /s/ Fabio Spirito
_____________________________

Fabio Spirito

Power of Attorney